FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

Mahanagar Telephone Nigam Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

12th Floor, Jeevan Bharati Tower-1
124 Connaught Circus
New Delhi 110 001
India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assinged to the registrant in connection with Rule 12g3-2(b).

Not applicable.

Attached hereto is a copy of the Registrant's 16th Annual Report to Shareholders (2001-2002). Pg 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mahanagar Telephone Nigam Limited

By________________________

Name: R.S.P. Sinha

Title: Director (Finance)

Date: September 30, 2002

16th Annual Report

2 0 0 1 - 2 0 0 2

MTNL's
GARUDA
Limited Mobility Unlimited Convenience

Flying high in the sky

MTNL

0004

Sixteenth
Annual Report
2001 - 2002

MAHANAGAR TELEPHONE NIGAM LIMITED

MISSION OF MAHANAGAR TELEPHONE NIGAM LIMITED

"To provide in its area of operation, in a leading way, world class telecom services which are demanded, keeping always the customers's delight as its aim, so that it continues to be the premier Indian Telecom Company."

CONTENTS

		Page No.
1.	Board of Directors	4
2.	Statutory Auditors, etc.	5
3.	Performance Highlights	6
4.	Notice	7-10
5.	Directors' Report	11-17
6.	Corporate Governance Report	18-33
7.	Auditors' Report	34-41
8.	Annual Accounts (Balance Sheet, Profit & Loss Account , Schedules & Consolidated Accounts)	42-74
9.	Cash Flow Statement	75-76
10.	Addendum to Directors' Report	77-80
11.	Annexure to Directors' Report - Comments of C & AG	81-92
12.	Replies of Management to the Comments of C & AG	93-101
13.	Statement u/s 212 regarding Subsidiary Company	102
14.	Millennium Telecom Limited - Directors' Report, Auditors' Report, Balance Sheet & Comments of C & AG	103-118
15.	Proxy & Admission Forms	119

BOARD OF DIRECTORS
(As on 31.08.2002)

Chairman & Managing Director	Shri Narinder Sharma
Director (Technical)	Shri G.D. Gaiha
Director (Finance)	Shri R. S. P. Sinha
Director (Personnel)	Shri V. Shivkumar
Director	Shri K.H. Khan
Director	Shri A.C. Padhi
Director	Smt. Monika
Director	Shri Adhik Shirodkar
Director	Dr. Jagdish Shettigar
Director	Shri Ashwin Somnath Vyas

COMPANY SECRETARY

Shri S.C. Ahuja

REGISTERED AND CORPORATE OFFICE

Jeevan Bharti Building,
Tower - I, 12th Floor,
124, Connaught Circus,
New Delhi - 110 001.
Tel : 91 11 374 2212/3326
Fax : 91 11 3314243
Website : < http://www.mtnl.net.in > <http://www.bol.net.in>

STATUTORY AUDITORS

M/s. V. K. Verma & Company
Chartered Accountants
C-37, Atma Ram House
Connaught Place,
New Delhi - 110001

BRANCH AUDITORS

DELHI
M/s. Rajendra K Goel & Co.
Chartered Accountants
J 288 Ground Floor,
Saket,
New Delhi - 110 017.

MUMBAI
M/s. M.M. Nissim & Co.
Chartered Accountants
City-Walk House, 2nd Floor,
33, Shahid Bhagat Singh Road,
Mumbai - 400 039.

BANKERS

State Bank of India, New Delhi/Mumbai
Indian Overseas Bank, New Delhi/Mumbai
Punjab National Bank, Mumbai
Oriental Bank of Commerce, New Delhi
Central Bank of India, Mumbai
Dena Bank, Mumbai
Union Bank of India, Mumbai
United Bank of India, New Delhi
Syndicate Bank, Mumbai
Vijaya Bank, New Delhi/Mumbai
Indian Bank, New Delhi
ICICI Bank, Mumbai

REGISTRARS AND TRANSFER AGENTS

M/s. In-house Share Registry
3, Community Centre, Naraina Industrial Area,
Phase- 1, Near Payal Cinema, New Delhi - 110028.

PERFORMANCE HIGHLIGHTS

(2001- 2002)

	(Rs. in Million)
Total Income	63920.70
Total Expenditure	45897.54
Charges for use of National Network	7335.09
Licence Fees	6652.42
Profit before tax and Prior Period Adjustment	18023.16
Dividend	2835.00
Earnings Per Share (EPS)	Rs. 20.64

NOTICE

Notice is hereby given that the Sixteenth Annual General Meeting of the members of Mahanagar Telephone Nigam Limited will be held on 30th September 2002 at 11 A.M. at the Conference Hall, Mahanagar Door Sanchar Sadan, 9 CGO Complex, Lodi Road, New Delhi to transact the following business: -

ORDINARY BUSINESS:

1 To receive, consider and adopt the audited Balance Sheet of the company as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date together with the reports of the Auditors and Directors and the comments of the Comptroller and Auditor General of India thereon u/s 619(4) of the Companies Act, 1956.

2 To declare a dividend.

3 To elect directors:
 (a) To appoint a director in place of Shri K.H. Khan, who retires by rotation and being eligible, offers himself for reappointment.
 (b) To appoint a director in place of Shri A.C. Padhi, who retires by rotation and being eligible, offers himself for reappointment.

4. To fix the remuneration of the Statutory and Branch Auditors to be appointed by the Comptroller & Auditor General of India for the Financial Year 2002-03.

SPECIAL BUSINESS

I. Appointment of Non-official Part-time Directors.

To consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions regarding appointment of Non-official Part-time Directors: -

1. "Resolved that Ms. Monika, who has been appointed as Non-official Part-time director by the Govt. of India, Deptt. of Telecommunication vide letter No. 1-24/01-OC dt. 7.8.2002 for a period of 3 years be and is hereby appointed as a Non-official part-time director of the company in terms of Article 66A (ii) of the Articles of Association of the Company subject to the approval of the Appointment Committee of the Cabinet and subject to retirement by rotation as per the provisions of the Companies Act 1956.

2. "Resolved that Mr. Adhik Shirodkar, who has been appointed as Non-official Part-time director by the Govt. of India, Deptt. of Telecommunication vide letter No. 1-24/01-OC dt. 7.8.2002 for a period of 3 years be and is hereby appointed as a Non-official part-time director of the company in terms of Article 66A (ii) of the Articles of Association of the Company subject to the approval of the Appointment Committee of the Cabinet and subject to retirement by rotation as per the provisions of the Companies Act 1956.

3. "Resolved that Mr. Ashwin Somnath Vyas, who has been appointed as Non-official Part-time director by the Govt. of India, Deptt. of Telecommunication vide letter No. 1-24/01-OC dt. 7.8.2002 for a period of 3 years be and is hereby appointed as a Non-official part-time director of the company in terms of Article 66A (ii) of the Articles of Association of the Company subject to the approval of the Appointment Committee of the Cabinet and subject to retirement by rotation as per the provisions of the Companies Act 1956.

4. "Resolved that Dr. Jagdish Shettigar, who has been appointed as Non-official Part-time director by the Govt. of India, Deptt. of Telecommunication vide letter No. 1-24/01-OC dt. 7.8.2002 for a period of 3 years be and is hereby appointed as a Non-official part-time director of the company in terms of Article

66A (ii) of the Articles of Association of the Company subject to the approval of the Appointment Committee of the Cabinet and subject to retirement by rotation as per the provisions of the Companies Act 1956.

By order of the Board
For **MAHANAGAR TELEPHONE NIGAM LIMITED**

(S.C. AHUJA)
Company Secretary

Place : New Delhi
Date : 31.08.2002

NOTES

1 A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES IN ORDER TO BE VALID MUST BE LODGED AT THE REGISTERED OFFICE OF THE COMPANY AT 12TH FLOOR, TOWER-1, JEEVAN BHARTI BUILDING, 124, CONNAUGHT CIRCUS, NEW DELHI-110001, NOT LESS THAN 48 HOURS BEFORE COMMENCEMENT OF THE MEETING.

2 Explanatory Statement as required by section 173(2) of the Companies Act, 1956 in respect of special business under Item No. 1 of the notice is annexed hereto.

3 The Register of Members and Share Transfer Books will remain closed from 17th September 2002 to 19th September 2002 (both days inclusive).

4 i) Dividend, if approved, at the 16th Annual General Meeting of the Company will be paid (subject to deduction of Income Tax at source where applicable) to those shareholders whose names appear:

a) As beneficial Owners as at the end of the business hours on 16th September 2002 as per the list to be furnished by the Depositories in respect of the shares held in electronic form, and

b) As members in the Register of Members of the company after giving effect to all valid share transfers in physical form lodged with the company on or before 16th September 2002.

ii) Members are advised to avail ECS facility for the credit of dividend directly to their bank accounts. This facilitates quick credit of the dividend amount and eliminates any delay or loss of the dividend warrants in transit and also ensures safety against fraudulent encashment.

iii) While opening a depository account with the participants of NSDL/CDSL you may have given your bank account details, which will be used by your company for printing of dividend warrants. This ensures that the dividend warrants, even if stolen or lost, cannot be used for any purpose other than for depositing the money in the account specified on the dividend warrant. This ensures safety for investors. However, you may want to receive dividend in an account other than the one specified, while opening the depository account, you may change/correct bank account details with your depository participant accordingly. We also request you to kindly give MICR code of your bank to your depository participant.

5 In accordance with the Finance Act, 2002, the dividend will be taxable in the hands of the recipient. In case of resident Individual shareholders , where the dividend amount exceeds Rs. 2500 Income Tax will be deducted at source from the dividend payable, unless Form No. 15G (in duplicate) or tax exemption certificate, where applicable, is submitted to the company before 17th September, 2002.

6 The Members are requested to notify change of address, if any, to the company's Registrar & Transfer Agent. M/s In-house Share Registry, 3 Community Center, Naraina Industrial Phase I, New Delhi - 110 028. and also to your Depository Participant.

7 It will be appreciated that queries, if any, on the accounts and operations of the company are sent to the company 10 days in advance of the meeting so that the answers could be made readily available.

8 As a measure of economy, copies of Annual Report will not be distributed at the Annual General Meeting. Members are therefore, requested to bring their copies of the Annual Report to the meeting.

9 Members are requested to fill up their name, folio No./ID No. and to affix their signature at the space provided on the attendance sheet annexed to the proxy form and hand over the same at the entrance of the place of the meeting.

10 Members, who are holding shares in identical order of names in more than one folio, are requested to write to the Registrar & Transfer Agents of the company, enclosing their share certificates to enable the company to consolidate their holding in one folio. The share certificates will be returned to the members after making necessary endorsement in due course.

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to section 173(2) of the Companies Act 1956

Item No. I(1)

Ms. Monika has been appointed as Non-official part-time director for a period of 3 years by the Govt. of India, Deptt. of Telecommunications vide letter No. 1-24/01-OC dt. 7.8.02.. In terns of Article 66D of the Articles of Association, the Board of Directors in its 172nd Meeting held on 20.8.02 appointed Ms. Monika as additional director to hold office upto the date of this Annual General Meeting. In accordance with Article 66A (ii), all directors other than Managing Director and whole time directors shall be appointed in General Meeting and their appointment shall be subject to the provisions of the Companies Act 1956. Accordingly, it is recommended that Ms. Monika be appointed as non-official part-time director of the company, liable to retire by rotation. None of the directors other than Ms. Monika is interested in this resolution.

Item No. I(2)

Mr. Adhik Shirodkar has been appointed as Non-official part-time director for a period of 3 years by the Govt. of India, Deptt. of Telecommunications vide letter No. 1-24/01-OC dt. 7.8.02. In terns of Article 66D of the Articles of Association, the Board of Directors in its 172nd Meeting held on 20.8.02 appointed Mr. Adhik Shirodkar as additional director to hold office upto the date of this Annual General Meeting. In accordance with Article 66A (ii), all directors other than Managing Director and whole time directors shall be appointed in General Meeting and their appointment shall be subject to the provisions of the Companies Act 1956. Accordingly, it is recommended that Mr. Adhik Shirodkar be appointed as non-official part-time director of the company, liable to retire by rotation. None of the directors other than Mr. Adhik Shirodkar is interested in this resolution.

Item No. I(3)

Mr. Ashwin Somnath Vyas has been appointed as Non-official part-time director for a period of 3 years by the Govt. of India, Deptt. of Telecommunications vide letter No. 1-24/01-OC dt. 7.8.02. In terns of Article 66D of the Articles of Association, the Board of Directors in its 172nd Meeting held on 20.8.02 appointed Mr. Ashwin Somnath Vyas as additional director to hold office upto the date of this Annual General Meeting. In accordance with Article 66A (ii), all directors other than Managing Director and whole time directors shall be appointed in General Meeting and their appointment shall be subject to the provisions of the Companies Act 1956. Accordingly, it is recommended that Mr. Ashwin Somnath Vyas be appointed as non-official part-time director of the company,. liable to retire by rotation. None of the directors other than Mr. Ashwin Somnath Vyas is interested in this resolution.

Item No. I(4)

Dr. Jagdish Shettigar has been appointed as Non-official part-time director for a period of 3 years by the Govt. of India, Deptt. of Telecommunications vide letter No. 1-24/01-OC dt. 7.8.02. In terns of Article 66D of the Articles of Association, the Board of Directors in its 172nd Meeting held on 20.8.02 appointed Dr. Jagdish Shettigar as additional director to hold office upto the date of this Annual General Meeting. In accordance with Article 66A (ii), all directors other than Managing Director and whole time directors shall be appointed in General Meeting and their appointment shall be subject to the provisions of the Companies Act 1956. Accordingly it is recommended that Dr. Jagdish Shettigar be appointed as non-official part-time director of the company, liable to retire by rotation. None of the directors other than Dr. Jagdish Shettigar is interested in this resolution.

——— X ———

0014

DIRECTORS' REPORT

To
The Shareholders
of Mahanagar Telephone Nigam Limited

Dear Shareholders,

Your Directors have pleasure in presenting the 16th Annual Report of your Company together with the Statement of Accounts and Auditors' Report as well as comments of Comptroller and Auditor General on the Accounts for the financial year ended on March 31, 2002.

FINANCIAL HIGHLIGHTS

Your Company has achieved a financial turnover of Rs.61,437.24 million, during the year under review, which is an increase of 6.21% over the previous year's turnover of Rs.57,845.82 million.

Your Company registered a profit of Rs 18,023.16 million before tax as against Rs. 17,202.20 million for the previous financial year recording an increase of 4.77%.

The Net profit of Rs. 13,006.77 million for the financial year under review as against Rs. 15,401.83 million for the previous financial year decreased by 15.55%. The decrease has been primarily due to higher tax burden, increased license fees and normal annual increase in personnel costs.

Your Company's net worth increased to Rs.89,396.41 million, an increase of 7.09% over the previous year's net worth of Rs. 83,481.49 million.

During the year under review the total revenue expenditure excluding prior period adjustments was Rs.45,897.54 million registering an increase of 4.73% over the previous year's expenditure of Rs. 43,823.85 million.

FINANCIAL RESULTS

The financial highlights, sources and application of funds for the year under review are given hereunder:-

(Rs. in million)

	2001-2002	2000 - 2001
Income from Services	**61437.24**	57845.82
Expenditure (excluding Interest & prior period adjustments)	**45840.78**	43740.82
Operating Profit	**15596.46**	14105.00
Other Income	**2483.46**	3180.23
Interest	**56.76**	83.03
Profit before tax	**18023.16**	17202.30
Tax provision for the year	**4937.63**	1630.00
Prior Period Adjustments	**(-) 78.76**	(-) 170.37
Net Profit for the year	**13006.77**	15401.83
Profit available for appropriation	**13006.77**	15401.83
Proposed dividend	**2835.00**	2835.00
Dividend Tax		289.17
Transfer to:		
a) Contingency Reserve	**1782.44**	5770.00
b) Reserve for R&D		308.00
c) General Reserve	**8389.33**	6199.66
SOURCES AND USES OF FUNDS		
Authorised Capital	**8000.00**	8000.00
Issued, Subscribed & Paid-up Capital	**6300.00**	6300.00
Reserves & Surplus	**83096.41**	77181.49
Secured and unsecured loan	**26190.00**	28810.00
REPRESENTED BY		
Fixed Assets* (Net Block)	**61096.03**	58433.88
Investments	**1026.77**	0.02
Net Current Assets	**53463.61**	53857.59

* Includes capital work-in-progress.

0016

SUBSIDIARY COMPANY

The Annual Accounts along with reports of Auditor's and Directors of Millennium Telecom Limited, the 100% subsidiary of your Company are attached together with the statement under section 212 of the Companies Act, 1956.

JOINT VENTURE

The Company invested Rs. 1.675 million during the year as equity in the United Telecom Limited, a joint venture formed with M/s TCIL, M/s VSNL and NVPL, a local partner in Nepal. This is your Company's first foray into the International Telecom Market.

DIVIDEND

The Board of Directors of your company is pleased to recommend payment of dividend @45% on the paid up equity capital of Rs. 6300 million for the financial year 2001-02.

REDEMPTION OF BONDS

During the year under review, the Company redeemed on maturity various series of Bonds aggregating to Rs 2620 million raised in earlier years for the Deptt. of Telecom. This amount has been adjusted in the accounts with BSNL.

PRODUCTIVITY AND CHALLENGES AHEAD

During the year under review, your company registered a significant increase in the productivity by bringing down the ratio of number of employees per thousand telephones for the two units as given below.

Your Company is well positioned to meet the needs of its valued customers and to face competition from the private operators by offering a variety of new services and creating consumer friendly environment so that it continues to be a premier Indian Telecom Company.

Our capital, overall financial and technical strength give us considerable flexibility and enormous staying power.

QUALITY OF SERVICE/OPERATIONAL EFFICIENCY

Sustained efforts were made to maintain high standards of operational parameters such as fault rate, STD and local call completion rate and manual trunk efficiency. Consequently, there was marked improvement in fault rate and call completion rate both in Delhi and Mumbai Units of the Company. Your Company has now fully digital network both in Delhi and Mumbai.

A Digital network provides host of supplementary services like Call Waiting, Call forwarding, Absentee services, etc. to the customers.

NEW SCHEMES AND EXPANSION PLANS

Throughout our history, innovation and application of technology to meet the needs of our valued customers have been key to the success of your Company. Your Company is making a significant continued investment in technology in order to maintain its leadership in the Indian Telecom Industry.

Your Company believes that in the long run, our size, scale and experience will give it a competitive advantage when it comes to realizing the benefits of technology.

During the year under report, your company took various steps for customer satisfaction. As per the Telecom Tariff Order issued by DOT and as per the guidelines/directions of TRAI, revised tariffs were implemented.

SYSTEM STATUS AS ON 31.03.2002

S. NO.			DELHI	MUMBAI	TOTAL
1.		No. of Exchanges	251	180	431
2.	a)	Equipped capacity	2775017	2875580	5650597
	b)	Digital lines	2775017	2875580	5650597
		% of total lines	100	100	100
3.		No. of direct exchange lines	2065803	2430702	4496505
4.		Waiting List	11183	27154	28337
5.		No. of PCOs			
		Local	35049	84069	119118
		STD	18903	23094	41997
		Total	53952	107163	161115

TRAINING INSTITUTE AT POWAI

MTNL has designed and planned to construct a Training Centre of International standard at Powai, Mumbai. The total plinth area proposed for training center is 22,492 sqm. to have 33 laboratories for installations of different exchanges, laboratories etc., 20 class rooms, office, conference hall, library, canteen/ cafeteria, tennis court and an exclusive convention center/ club house. The building is designed with structural glazing and curtain walling on all four sides. Training center shall have Integrated Building Management System. The Institute is proposed to be run professionally through a Governing Council and the first course is likely to commence in the first week of January 2003.

NYSE LISTING

You will be happy to know that your Company is the 9th Indian Company and the only PSU on date to have listed with NYSE. This has been done through conversion of GDRs to ADRs.

HUMAN RESOURCES DEVELOPMENT

Our success and our future promise, is the direct result of the commitment and talent of our employees. Our future depends on people who provide innovative ideas to assist our valued customers and who stay in touch with them for providing better services.

In line with the policy of your Company to keep its employees motivated, the following strategies have been adopted:-

a. **IMPARTING TECHNOLOGY-BASED TRAINING** - Professional competence is crucial in becoming the forerunner. It is highly essential for MTNL to develop its skilled man-power (57000 population) in various facets of its business, competence in technology and to provide world- class telecom services to allure customers.

b. **TRAINING FOR ATTITUDINAL CHANGES FOR BETTER CUSTOMER CARE** - Potential areas of value addition to each individual will be identified. Corporate ethos will become the habit of all the personnel. PR will be at its best among employees as well as customers. Their actions will win customers, inspire fellow workers, defy opponents.

c. **SKILL DEVELOPMENT** - Periodical training and refresher courses commensurate with post requirements for constantly updating skills to face future challenges. Periodical training courses will be constantly updated, upgraded and attuned to equip employees with necessary acumen.

d. **TRAINING OF ACCOUNTS AND FINANCE PERSONNEL** - To make the personnel aware of the latest trends in costing, accounting etc. and to understand taxation blues.

e. **IMPETUS ON FEEDBACK MECHANISM AND CORRECTIVE PLAN STRATEGIES** - Feedback mechanism will be such that it will meticulously measure the quality and utility of training programes arranged and that will also give way to planning strategies for correcting the coverage of each and every program.

INDUSTRIAL RELATIONS

The Industrial Relations scenario, continued to remain cordial and harmonious during the year. The grievances and other issues raised by the employees/staff unions were mutually settled/redressed through dialogues/ discussions and also by taking appropriate action.

EMPLOYEES' WELFARE

Employees Welfare activities continued to receive high priority as in the previous years. Welfare schemes like subsidised canteen facility, creches, recreation and community centers, housing and medical facilities, schooling, grant of scholarships to the wards of the employees, group insurance, dormitories for female employees working during night shifts, etc., continued to be provided to the employees. In addition, sports and cultural activities were also given high priority.

IMPLEMENTATION OF OFFICIAL LANGUAGE POLICY

The Government's policy on implementation of official language was adopted by your company vigorously and regular quarterly meetings of the Official Language Implementation Committee were held during the year. To create awareness among the employees and to speed up progressive use of Hindi, they have been motivated through various incentive schemes. A Hindi fortnight was also observed with focus on implementation of official language policy. Necessary infrastructure like software, computers are also provided besides organizing guest lectures.

MANPOWER STATUS

As on 31st March 2002 your Company had a strength of employees as per details given below:-

GROUP	Total	SC	ST
'A'	1083	189	26
'B'	5967	806	142
'C'	33943	5764	656
'D'	16534	3853	1085
TOTAL	57527	10612	1909
DRMs	100	---	---
GRAND TOTAL	**57627**	**10612**	**1909**

VIGILANCE

A Vigilance Cell in the MTNL Corporate Office headed by a full time Chief Vigilance Officer who joined the Company on 8.5.2001 is functioning. CVO is responsible for total vigilance management of MTNL. A full-fledged Vigilance Wing headed by the General Manager is also functioning in MTNL Delhi and Mumbai respectively. In 2001-02, under preventive vigilance, emphasis had been laid in educating and making the employees aware about Conduct Rules and Regulations so that they maintain absolute integrity. Further rules and procedures in selected areas had been reviewed with the objective of simplification. The anti-corruption activity related to detection of malpractices and frauds, accordingly surprise inspections were made of local exchanges, trunk exchanges, computer centers handling commercial operations, customer premises, store depots and customer service centers.

CONSERVATION OF ENERGY AND TECHNOLOGY ABSORPTION

Being a service providing organization, the relevant rules in this regard are not applicable to your Company.

FOREIGN EXCHANGE EARNINGS

Information with regard to foreign exchange earnings and outgo is as follows:-

a) Activities relating to Export:
Initiatives taken to increase export, development of new export markets for products and services and export plants: Not applicable to your Company.

b) Total Foreign Exchange earned and used:-

Earned :		
i) Interest on Fixed Deposits with SBI London	-	Rs. 311.25 Million
ii) Others	-	Rs. 0.04 Million
TOTAL		Rs. 311.29 Million
Used :		
Expenditure in Foreign Currency (Travelling)	-	Rs. 11.20 Million

CORPORATE GOVERNANCE

A detailed report on Corporate Governance is annexed to the Directors' Report in terms of the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges.

COMPLIANCE CERTIFICATE

A certificate from the auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the provisions of Sec 217(2AA) of the Companies Act, 1956, the Directors of the Company hereby confirm:

i) that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

ii) that the directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair state of affairs of the company at the end of the financial year and of the profit or loss of the company for that period;

iii) that the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities;

iv) that the directors had prepared the annual accounts on a going concern basis.

PARTICULARS OF EMPLOYEES

During the year under report, there was no employee who was in receipt of remuneration in excess of limits prescribed under the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees), Rules, 1975.

DIRECTORS

During the year under report, the Board of Directors of your Company met frequently. At these meetings, the Board held intensive discussions on the budget, important financial transactions and various steps to face the impending competition from private operators both in basic telephone service and Cellular Mobile Telephony.

Shri Narinder Sharma continued to be Chairman and Managing Director of the company.

Shri G.D. Gaiha, Shri K.H. Khan and Shri A.C. Padhi continued to be the Directors on the Board of your Company.
Shri R.S.P. Sinha and Shri V. Shivkumar took over as Director (Finance) and Director (Personnel) w.e.f. 3.4.2002 and 4.4.2002 respectively.

Since the last Annual Report, the following changes relating to directorship of your company took place:

1. Shri S. Sundresan ceased to be Director (Finance) from 13.3.2002.
2. Shri J. P. Agarwal ceased to be a Director from 18.1.2002.
3. Shri S. Ramani Iyer ceased to be a Director from 30.11.2001.
4. Shri R. V. Gupta, Shri M.P. Khosla and Shri S. N. Malik ceased to be Part-Time Directors on the Board of the Company w.e.f. 16.6.2002
5. Shri K. N. Singh ceased to be a Director w.e.f. 1.8.2002 consequent upon his retirement from service on attaining the age of superannuation.
6. Following four non-official part-time directors have been appointed on the Board of your Company w.e.f. 20.8.02 subject to approval of the Appointment Committee of the Cabinet:-
   i. Smt. Monika
   ii. Shri Adhik Shirodkar
   iii. Shri Ashwin Somnath Vyas
   iv. Dr. Jagdish Shettigar

The Board places on record its deep appreciation for the excellent services rendered by Shri S. Sundresan, Shri J. P. Agarwal, Shri S. Ramani Iyer, Shri R. V. Gupta, Shri M.P. Khosla, Shri S. N. Malik and Shri K. N. Singh during their tenure as Directors of the Company.

AUDITORS

M/s. V. K. Verma & Co., Chartered Accountants, were re-appointed as Statutory Auditors of your Company by the Department of Company Affairs, Government of India. In addition, M/s. Rajendra K. Goel & Co. and M/s M. M. Nissim & Co., Chartered Accountants were appointed as Branch Auditors for Delhi and Mumbai units respectively for the year 2001-02.

The Comments of the C&AG pursuant to Section 619(4) of the Companies Act, 1956 on the Accounts of the Company for the year 2000-2001 have been obtained and are annexed herewith as addendum to Directors' Report.

ACKNOWLEDGMENT

Your Directors are grateful for all the help, guidance and support received from various Ministries of the Government of India particularly from the Deptt. of Telecom (DOT). Your Directors are specially grateful to the Bankers, all stakeholders and investors including GDR/ ADR holders, for their continued patronage and confidence reposed in the company.

Your Directors wish to place on record their sincere appreciation for the valuable services rendered by the employees of the Company. Without their valuable contributions, the excellent performance of your Company would not have been possible. The Directors are confident that with the employees' continued enthusiasm, initiative and dedicated efforts, your Company will be ready to face the new challenges and opportunities arising out of the resultant competition from private operators in the cellular mobile and basic telephone services.

For and on behalf of the Board of Directors

(NARINDER SHARMA)
Chairman and Managing Director

Place : New Delhi
Date : 31.08.2002

0021

CORPORATE GOVERNANCE REPORT

MTNL being one of the biggest Navratna Companies aspires to be the best Company in following global practices in the area of Corporate Governance. It follows the principles of fair representation and optimum disclosure in all its dealings and communications.

It recognizes communication as a key element of the overall corporate governance framework and therefore emphasizes continuous, efficient and relevant communication. MTNL's Annual Report, Results, Media Releases, Result presentation and other forms of Corporate and financial communications provide extensive details and convey important information on timely basis.

The Corporate communications and investor relations' functions are accorded the highest level of importance within the Company with active ongoing monitoring by and involvement of the top management.

MTNL has taken lead in having its Accounts audited by a firm of International Accountants, in addition to the regular audit by the Statutory Auditors and audit by the office of the Comptroller and Auditor General Of India.

MTNL provides a reconciliation of its Quarterly and Annual Accounts with US GAAP for the convenience of its International investors.

MTNL has fully complied the provisions of Clause 49 of the Listing Agreement with the Stock Exchanges.

COMPANY'S PHILOSOPHY ON CODE OF GOVERNANCE

Your Company has always recognized the importance of good Corporate Governance. It believes in and continues to practice good corporate governance. The company essential character is shaped by the very values of transparency, professionalism and accountability. The Company continuously endeavors to improve on these aspects on an ongoing basis.

BOARD OF DIRECTORS

The Board of Directors comprises a Chairman and Managing Director, 3 full-time functional directors, two government directors, two Ex-officio Directors and three part-time non-official Directors. MTNL being a Govt. of India Enterprise, the President of India appoints all its Directors and they are liable to retire by rotation (except whole time Directors) as per the provisions of the Companies Act, 1956.

The Composition of the Board of Directors (As at 31.08.2002) and the other Directorship held as are under:

Name	Category	Directorship in Other Companies.
Sh.Narinder Sharma	Chairman and Managing Director.	Chairman, MTL, Chairman, UTL.
Sh. G.D.Gaiha	Director (Technical)	Director, MTL
Sh. R.S.P.Sinha	Director (Finance)	Director, MTL
Sh. V.ShivKumar	Director (Personnel)	–
Sh K.H.Khan	Ex-Officio Director (CGM Delhi)	Director, UTL
Sh A.C.Padhi	Government Director	–
Smt. Monika	Part-Time Director (w.e.f.20.8.02)	–
Sh Adhik Shriodhkar	Part-Time Director (w.e.f.20.8.02)	Director, Gujrat Petrosynthese Ltd.
Sh Ashwin Somnath Vyas	Part-Time Director (w.e.f.20.8.02)	–
Dr. Jagdish Shettigar	Part-Time Director (w.e.f.20.8.02)	–

Notes:

a) None of the Directors of the Company is a member of more than 10 Committees or is the Chairman of more than five Committees across all the Public Companies in which they are Directors.

b) None of the Directors of the Company is related to any other Director of the Company.

c) None of the Directors has any business relationship with the Company.

BOARD MEETINGS

The Board of Directors met 16 times during the year under review as against the minimum requirement of 4 times. The dates of meetings, place of meetings and the number of directors present therein are mentioned below:

S.No.	Date of the Board Meetings	City	No. of Directors Present
1.	25th April, 2001	New Delhi	10
2.	3rd May, 2001	Mumbai	10
3.	18th June, 2001	New Delhi	8
4.	18th July, 2001	New Delhi	10
5.	31st July, 2001	New Delhi	11
6.	27th August, 2001	New Delhi	11
7.	3rd September, 2001	New Delhi	9
8.	20th September, 2001	New Delhi	11
9.	30th October, 2001	New Delhi	10
10.	1st November, 2001	New Delhi	10
11.	3rd December, 2001	New Delhi	8
12.	30th January, 2002	New Delhi	9
13.	14th February, 2002	New Delhi	9
14.	25th February, 2002	New Delhi	9
15.	6th March, 2002	New Delhi	9
16.	27th March, 2002	New Delhi	7

The attendance record of the directors at the Board Meetings held during the year under review and the last Annual General Meeting is as under:

Name of the Director	No. of Board Meetings (16 Held)		Attendance at the last AGM held on 28.09.2001	Remarks
	Attended	Percentage		
Shri Narinder Sharma	16 out of 16	100	Present	-
Shri G.D. Gaiha	15 out of 16	93.75	Present	-
Shri S. Sundresan	15 out of 15	100	Present	Ceased to be a Director w.e.f. 13.3.2002
Shri R. S. P. Sinha	NA	NA	Not applicable	Appointed w.e.f. 3.4.2002
Shri V. Shivkumar	NA	NA	Not applicable	Appointed w.e.f. 4.4.2002
Shri S. Ramani Iyer	10 out of 10	100	Present	Ceased to be Director w.e.f. 30.11.2001
Shri K. H. Khan	15 out of 16	93.75	Present	-
Shri K. N. Singh	12 out of 13	92.3	Absent	Ceased to be a Director w.e.f. 01.08.2002
Shri A.C. Padhi	16 out of 16	100	Present	-
Shri J. P. Agarwal	4 out of 11	36.36	Absent	Ceased to be a Director w.e.f. 18.01.2002
Shri R.V.Gupta	15 out of 16	93.75	Present	Ceased to be a Director w.e.f. 16.06.2002
Shri M.P.Khosla	16 out of 16	100	Present	Ceased to be a Director w.e.f. 16.06.2002
Shri S.N. Malik	16 out of 16	100	Present	Ceased to be a Director w.e.f. 16.06.2002

Information placed before the Board.

The Board's role, functions, responsibility and accountability are clearly defined. In addition to matters statutorily requiring Board's approval, all major decisions involving new investments and Capital expenditure, acquisition and technology, are considered by the Board.

The following information is regularly placed before the Board:

- Annual Operating Plans;
- Capital Expenditure relating to Units;
- Quarterly results of the Company and its operating divisions;
- Minutes of the audit committee meetings;
- Details of any joint venture or collaboration agreement;
- All material communications from Government bodies;
- Significant Labour relations and their proposed solutions. Any significant development in Human resources/ Industrial Relations front like signing of wage agreement, implementation of Voluntary Retirement Scheme, etc.
- Non-Compliance of any regulatory/ statutory provisions or listing requirements.

The Board also:

- Monitor corporate performance against strategic and business plans including overseeing operations as well as benchmarking our operational and other parameters vis-a-vis the competition;
- Discuss, review and decide on the opportunities for expansion, modernization and continual renewal of the same;
- Apprise the shareholders regarding the Company's performance, strategies and future plans;
- Discuss and review all important legal cases involving substantial amount;
- Ensure ethical behaviour at all times and strict compliance with laws and regulations;
- Discuss monthly MIS reports;
- Formulate exposure limits;

AUDIT COMMITTEE

1. Terms of Reference:

The Audit Committee is to oversee the Company' financial reporting process and disclosure of its financial information, to recommend the appointment of Statutory Auditors and fixation of their fees, to review and discuss with the Auditors about internal controls systems, the scope of Audit including the observations of the Auditors, adequacy of the internal audit system, major accounting policies, practices and entries, compliances with accounting standards and Listing Agreement entered into with the Stock Exchanges and other legal requirements concerning financial statements and related party transactions, if any, to review the Company's financial and risk management policies and discuss with the Internal auditors any significant findings for follow-up thereon, to review the quarterly, half yearly and annual financial statements before they are submitted to the Board of Directors. Minutes of the Audit Committee Meetings are circulated to the Members of the Board, discussed and taken note of.

2. Composition:

The Audit Committee of the Board of Directors was formed in July 1999 and it comprises 3 Non-executive Directors. The Composition of Audit Committee also meets the requirements of Section 292A of the Companies

Act 1956. The Committee met 6 times during the year and the attendance of Members at the meetings was as follows:

Name of Member	Status	No. of Meetings attended
Shri R.V.Gupta	Chairman	5
Shri S.N.Malik	Member	5
Shri J.P.Aggarwal	Member	2

Director (Finance), Director (Technical), CGM (Delhi), CGM (Mumbai), and one of the Government Directors are permanent invitees to the Audit Committee Meetings. The head of the Internal Audit attends the meetings of the Committee. The Company Secretary acts as the secretary to the Committee. The Chairman of the Audit Committee was present at the last Annual General meeting of the Company held on 28.09.2001 and answered shareholder's queries.

The term of the three directors comprising the Audit Committee has expired on 16.6.2002 and Government of India has now appointed four non-official part-time directors on 20.8.2002. The Audit Committee is to be reconstituted by the Board soon.

Shareholders'/Investors' Grievance Committee

1. Terms of Reference:

To look into the investors' complaints, if any, and to redress the same expeditiously. The Committee oversees and reviews all matters connected with the Securities' transfers. The Committee approves requests for issue of Duplicate Share /Bond Certificates, and requests for issue of new certificates on spilt/consolidation/ renewal etc. The committee also looks into redressing of shareholders complaints like non-receipt of Balance sheet, non-receipt of dividends, etc. The Committee oversees the performance of the Registrar and Transfer Agents, and recommends measures for overall improvement in the quality of investor services. The Board of Directors have delegated the power of approving transfer of Securities to the Share Transfer Committee.

2. Composition:

The Investors'/ Shareholders' Grievance Committee was constituted in July 2001 comprising 2 non-executive Directors and one whole time Director.

During the year under report, the Committee held 2 meetings and the attendance of Members was as follows:

Name of Member	Status	No. of Meetings attended
Shri M.P. Khosla	Chairman	2
Shri S.N.Malik	Member	2
Shri S. Sundresan	Member	2
Shri R.S.P. Sinha	Member	Not applicable as he joined the Company on 3.4.2002

The term of the two non-official part time directors comprising the aforesaid Committee expired on 16.06.2002. Shri Sundresan retired from the post of Director (Finance) in March 2002 and in his place Shri R.S.P.Sinha was appointed as Director (Finance). The Government of India has now appointed non-official part time Directors on 20.8.02 and the Committee is to be reconstituted by the Board soon.

Shri S.C.Ahuja, Company Secretary acts as secretary to the Committee.

SHARE TRANSFER COMMITTEE

The Board has delegated the powers to approve transfer of securities allotted by the Company to a committee of Senior Executives including two Directors and Company Secretary. The Committee held 15 meetings during the year and approved the transfer of shares, transmission of shares, dematerilisation of shares, rematerilisation of shares, duplicate shares.

REMUNERATION COMMITTEE

The whole time Directors of the company including the Chairman and Managing Director are appointed by the Government of India and are being paid remuneration as per the terms of their appointment. The Company, therefore, has not constituted a Remuneration Committee. The non-official part-time Directors are paid Rs. 5000 by way of sitting fees for every meeting of the Board/Committee of the Board attended by them.

GENERAL BODY MEETINGS

Location and time for last three Annual General Meetings were:

Nature of meeting	Date and Time	Venue
Fifteenth Annual General Meeting	September 28, 2001 at 12:05 p.m.	Conference Hall, MahanagarDoor Sanchar Sadan, 9 CGO Complex, Lodi road, New Delhi - 110003
Fourteenth Annual General Meeting	September 30, 2000 at 4.00 p.m.	Royal Ballroom, Hotel Park Royal, Nehru place, New Delhi - 110019
Thirteenth Annual General Meeting	September 30, 1999 at 4.00 p.m.	Banquet Hall, Hotel Kanishka 19 Ashok Road, New Delhi - 110001

- **Whether special resolutions were put through postal ballot last year?**
  No special resolution was passed during last year, which was required to be passed through to postal ballot. Hence, no postal ballot exercise was conducted.

- **Person who conducted the Postal Ballot exercise.**
  Not applicable.

- **Whether special resolutions are proposed to be conducted through postal ballot?**
  If any Special resolution on matters notified vide Companies (Passing of the resolution by postal ballot) Rules, 2001 read with section 192A of the Companies Act, 1956 is required to be passed, the same will be passed through Postal ballot.

- **Procedure for Postal Ballot.**
  The procedure shall be as per the provisions of the Companies Act, 1956 read with Companies (Passing of the resolution by postal ballot) Rules, 2001.

Means of Communication

The Company communicates with the shareholders at large through its Annual Report, publication of financial results and press releases in leading national English and vernacular language newspapers. The Company has set up an Investor Relation Department headed by an Officer at the General Manager level. The Chairman and Functional Directors frequently meet the investors or their representatives to update them with the developments of MTNL.

The Board of Directors of the Company approves and take on record the quarterly unaudited financial results in the proforma prescribed by the Stock Exchanges within one month of the close of the quarter and the results are announced to all the stock exchanges where the shares of the Company are listed as also to various news and wire agencies all over India. Further, the highlights of the quarterly results in the prescribed performa are published within 48 hours in The Economic Times, Financial Express, The Hindu Business Line, The Times of India, The Hindustan Times, The Navbharat Times, etc.

The quarterly results as well as press releases will now be available on the Company's website at **http://www.mtnl.net.in** .

The Management Discussion and Analysis (MD&A) is a part of the Annual Report.

The Company has formulated a Citizen Charter. This Charter is a declaration of our mission, values & standards and our commitments to achieve excellence in providing telecommunication services at par with world-class service.

Disclosures

There are no such transactions during the year which are materially significant related party transactions i.e. transactions of the Company of material nature with its promoters, the directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

There was no non-compliance, penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority on any matter related to capital markets during the last three years.

General shareholder's Information:

1. **Annual General Meeting**
   Date of Time - September 30, 2002 at 11:00 a.m.
   Venue - Conference Hall, Mahanagar Door Sanchar Sadan, 9 CGO Complex, Lodhi Road, New Delhi - 110 003

2. **Dates of Book Closure** - 17th September 2002 to 19th September 2002 (both days inclusive)

3. **Dividend Payment** - After 10th October, 2002 but within Statutory time limit of 30 days.

4. **Financial Calendar**

Financial Year of the Company is from 1st April to 31st March.

Board Meeting for considering Audited Annual Accounts for the year ended 31st march, 2002 & recommendation of dividend.	25th July, 2002
Submission of Audited Accounts to Comptroller and Auditor General of India.	25th July, 2002
Board Meeting for considering Unaudited quarterly financial results for the quarter ended 30th June, 2002.	30th July, 2002
Financial reporting for the quarter ending 30th September, 2002.	End October 2002.
Financial reporting for the quarter ending 31st December, 2002.	End January 2003.
Financial reporting for the quarter ending 31st March, 2003.	End April 2003.

5. **Registered Office**

Mahanagar Telephone Nigam Limited.
Jeevan Bharti Building,
Tower-I, 12th Floor, 124, Connaught Circus,
New Delhi - 110001
Tel: 91 11 374 2212 Fax: 91 11 372 2197

0028

6. a) **Listing Details:** The equity shares of the Company are listed on the following Stock Exchanges:

i) **The Delhi Stock Exchange Association Limited**
DSE House,3/1, Asaf Ali Road,
New Delhi-110002.
Tel: 011-3292039/40
Fax: 011-3292181

ii) **The Stock Exchange, Mumbai**
Rotunda Building,
Phiroze Jeejeebhoy Towers, Dalal Street,
Mumbai-400001.
Tel: 022-2655614 / 21 / 22
Fax: 022-2658121

iii) **The Calcutta Stock Exchange Association Limited.**
7, Lyons Range,
Kolkata-700001.
Tel: 033-2201488/2206957/2209366
Fax: 033-220514/2104492

iv) **Madras Stock Exchange Limited**
11, Second Lines Beach, Chennai-600001.
Tel: 044-5224382/83/93
Fax: 044-5244897.

v) **The National Stock Exchange of India Limited**
(Listing Department)
Exchange Plaza, 5th floor,
Plot No. C/1, G Block, Bandra-Kurla Complex,
Bandra (E) Mumbai-400051.
Tel: 022-6598100/8235/8236
Fax: 022-6598237/8238.

vi) **New York Stock Exchange**
11,Wall Street, New York

7. **Names and Designation of Compliance Officer** - Shri S.C.Ahuja
Company Secretary
Jeevan Bharti Building Tower-I, 12th Floor,
124, Connaught Circus, New Delhi-110001
Tel: 91-11-3742212/3327225
Fax: 91-11-3716655
E-mail: dcsco@bol.net.in.

8. a) **Stock Code**

Bombay Stock Exchange	-	'500108'
Delhi Stock Exchange	-	'13069'
Madras Stock Exchange	-	'MTP'
National Stock Exchange	-	'MTNL EQ'
Calcutta Stock Exchange	-	'23036'
New York Stock Exchange	-	'MTE'

b) **Demat ISIN Numbers in NSDL & CDSL** - INE 153A01019

9. **Registrars and Transfer Agent** - M/s In-house Share Registry
(A Unit of A.O.K. In house Securities Ltd.)
3, Community Centre, Naraina Industrial
Area, Phase-1, Near Payal Cinema,
New Delhi-110028.

10. **Stock Market Data** - The monthly high, low, closing prices & volume for the month at each of the Stock Exchanges where the Company's shares are listed are given in the following table:

THE STOCK EXCHANGE*, MUMBAI

Month	High (Rs.)	Low (Rs.)	Close (Rs.)	Volume (Qty.)
Apr-01	161.45	121.00	156.95	2156761
May-01	159.75	142.50	155.80	1166942
Jun-01	145.00	120.70	141.85	1057355
Jul-01	133.35	116.00	128.90	728182
Aug-01	127.00	117.05	125.85	888841
Sep-01	131.00	99.25	128.55	753203
Oct-01	137.40	117.55	134.75	435648
Nov-01	148.85	130.00	145.15	669274
Dec-01	149.45	121.00	143.00	717780
Jan-02	132.00	116.00	128.75	1076039
Feb-02	177.00	116.00	173.85	2479529
Mar-02	160.00	140.00	154.95	1296405

* Source- www.bseindia.com

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

Month	High (Rs.)	Low (Rs.)	Close (Rs.)	Volume (Qty.)
Apr-01	161.85	122.00	156.45	2228006
May-01	159.50	142.45	155.40	1270294
Jun-01	146.00	120.50	141.80	1318696
Jul-01	129.95	117.60	128.30	851995
Aug-01	127.00	117.05l\	125.75	941960
Sep-01	130.90	99.00	128.40	1444795
Oct-01	142.75	118.05	134.60	538495
Nov-01	148.70	131.00	145.20	905536
Dec-01	149.30	121.10	143.10	1108699
Jan-02	131.50	109.00	127.35	1161200
Feb-02	177.70	116.00	172.95	4900530
Mar-02	159.35	139.55	155.00	1928604

0030

THE DELHI STOCK EXCHANGE ASSOCIATION LIMITED

Month	High (Rs.)	Low (Rs.)	Close (Rs.)	Volume (Qty.)
Apr-01	162.00	121.00	149.25	1145992
May-01	159.30	140.00	144.00	1119862
Jun-01	145.15	120.50	125.55	1388387
Jul-01	129.00	118.00	119.10	55879
Aug-01	126.50	117.50	124.00	45401
Sep-01	130.00	100.00	126.25	26255
Oct-01	135.00	121.50	130.00	28989
Nov-01	148.00	130.05	140.00	22255
Dec-01	148.00	122.00	122.00	16077
Jan-02	130.00	110.00	116.00	24777
Feb-02	177.00	119.40	162.00	23256
Mar-02	158.75	141.00	147.25	21700

THE MADRAS STOCK EXCHANGE LIMITED

Month	High (Rs.)	Low (Rs.)	(Rs.)	Volume (Qty.)
Apr-01		No Trading		
May-01	148.75	148.75	148.75	10000
Jun-01	141.75	141.75	141.75	10000
Jul-01		No Trading		
Aug-01		No Trading		
Sep-01		No Trading		
Oct-01	130.00	130.00	130.00	53
Nov-01	137.35	137.35	137.35	3000
Dec-01	126.00	124.25	126.00	15000
Jan-02	119.50	119.50	119.50	2000
Feb-02		No Trading		
Mar-02	147.40	147.40	147.40	10000

THE CALCUTTA STOCK EXCHANGE ASSOCIATION LIMITED

Month	High (Rs.)	Low (Rs.)	Close (Rs.)	Volume (Qty.)
Apr-01	159.50	125.00	155.70	10685
May-01	159.00	142.70	156.00	20600
Jun-01	148.00	122.00	142.70	20695
Jul-01	127.00	116.10	127.90	430
Aug-01	126.00	118.00	126.00	700
Sep-01	130.00	100.00	130.00	9570
Oct-01	136.00	121.80	135.10	10000
Nov-01	147.00	133.25	147.00	30100
Dec-01	145.00	123.30	145.00	10240
Jan-02	129.30	110.00	129.30	30150
Feb-02	174.90	117.20	173.50	11410
Mar-02	160.00	140.55	160.00	44675

11. **Share Transfer System** - As per the directives of Securities & Exchange Board of India, the Equity Shares of your company have been mandated for trading in dematerialized form by all categories of investors with effect from 5th April 1999.

Shares transfers in physical form are registered, if documents are complete in all respects, and returned within 15 days from the date of receipt in most cases and in any case within 30 days from the date of receipt.

12. **Distribution of Shareholding** -

SHAREHOLDING DISTRIBUTION (AS ON 1st AUGUST, 2002)

No. of equity shares held	No. of Shareholders	% of Total Shareholders	No. of Total Shares held	% of Shares
Upto 100	55443	72.71	3154597	0.50
101-500	16860	22.11	4329533	0.69
501-1000	2178	2.857	1764851	0.28
1001-5000	1297	1.7	2799134	0.44
5001-10000	140	0.183	1063065	0.17
10001-20000	94	0.124	1451145	0.23
20001-30000	40	0.052	1003837	0.16
30001-40000	22	0.029	787933	0.13
40001-50000	14	0.018	631011	0.10
50001-100000	42	0.056	3127128	0.50
100001 & Above	123	0.161	609887766	96.80
Total	**76253**	**100.00**	**630000000**	**100.00**

a) **Dematerialisation of Shares** - As on 31st March 2002, 92% of the Company's total equity share capital available in the market is in dematerialised form. The Company has entered into agreements with both the depositories named National Securities Depository Ltd(NSDL) and Central Depository Services Ltd.(CDSL), whereby shareholders have an option to dematerialise their shares with any of them.

b) **Liquidity** - MTNL shares are actively traded in the Indian Stock Exchanges and NYSE. MTNL Shares consistently rank among the top few traded shares, both in terms of volume and value. The Shares of the Company are traded in the "A" Group at the Bombay Stock Exchange and are included in the NIFTY index on the NSE.

BRIEF RESUME OF THE DIRECTORS PROPOSED TO BE APPOINTED/ REAPPOINTED AT THE ANNUAL GENERAL MEETING.

SH. K.H.KHAN

Shri Karam Hussain Khan took over the charge of Chief General Manager, Mahanagar Telephone Nigam Limited, Delhi on 1.5.2000. Shri Khan belongs to Indian Telecom Service and joined the Department of Telecom as Assistant Divisional Engineer in 1966. He is an Engineering Graduate from Roorkee University. He has specialized in transmission systems during his training period in the Department of Telecom.

In his career spanning more than 3 Decades, he has held important positions in the Department of Telecom. He has an extensive experience in managing large telecom networks both urban and rural and has worked as General Manager, Ghaziabad Telecom District and General Manager and Principal General Manager (Operation), Mahanagar Telephone Nigam Limited, Delhi. He was also the Project Director, involved with maintenance of Telecom Network of Saudi Arabia, for a three-year period during which he got the feel of state of art telecom network of Saudi Arabia and maintained it above their expectations.

Now as Chief General Manager of Mahanagar Telephone Nigam Limited, Delhi, he is handling all telecom activities including customer care, planning, installation and introduction of new services. He is also a Director in United Telecom Limited, Nepal.

SH. A. C. PADHI

Shri A.C.Padhi is a graduate in Zoology (Honours) from Utkal University and holds a postgraduate Degree in Education. After a brief one year period of teaching at degree level, Shri Padhi joined Indian Posts & Telegraphs Accounts and Finance Service through Indian Civil Service Examination 1981. Since then he has occupied various important assignments under Govt. of India; notable among them are as Dy. General Manager (Telecommunications), Finance Advisor of Telecom Factory, Mumbai and Joint Secretary in Union Public Service Commission. In the year 2000, Shri Padhi completed MBA degree from University of Hull, United Kingdom. Currently he is holding the post of Deputy Director General (Finance) in Deptt. of Telecommunications.

BRIEF RESUME OF THE DIRECTORS PROPOSED TO BE APPOINTED AS PART TIME NON-OFFICIAL DIRECTORS AT ANNUAL GENERAL MEETING. (At this point of time these appointments are subject to ACC clearance. It is expected that ACC clearance will be received before the AGM).

1. SMT. MONIKA

Smt. Monika has been appointed as a non-official part-time Director of MTNL w.e.f 20.8.02. Mrs. Monika holds M.A., M.Phil in Political Science and is doing Ph.D. from Delhi University. She has been awarded the prestigious UGC Scholarships for lectureship in 1998 and Scholarship sponsored by Canadian Government for pursuing the Ph.D. programme in Canadian Studies, 2002. She was a lecturer in Indraprastha College of Women, Delhi University. She has compered in number of T.V. programmes and has played a lead role in a T.V. Serial on Adult Literacy. She is currently associated with Voluntary Organisations engaged in Social activities.

2. SHRI ADHIK SHIRODKAR

Shri Shirodhkar has been appointed as a non-official part-time Director of MTNL w.e.f 20.8.02. He holds a law degree from Mumbai and is a member of the Bar Council of Maharasthra. He has been practicing as a lawyer for the last forty-five years in Mumbai. He was an elected Member of Parliament (Rajya Sabha) from Maharasthra in Feburary 1996, was a Member of Consultative Committee on Environment for three years, was a Member of Standing Committee on Defence and Consultative Committee of the Ministry of External Affairs, was appointed on the panel of Chairpersons to preside over the Rajya Sabha continued for four and half years, was a Member of Business Advisory Committee of Rajya Sabha, was appointed as Chairman of the Select Committee of Rajya sabha for the Prevention of Money, Laundaring Bill. He was a Director on the Board of Gujarat Petrosynthese Ltd., Gujarat. In December 2001 nominated as a member on Indian Board of Wild Life of which the Prime Minister is the Chairperson.

3. SH. ASHWIN SOMNATH VYAS

Shri Ashwin Vyas has been appointed a non-official part-time Director of MTNL w.e.f 20.8.02. Shri Vyas is a Science graduate and is currently President of National Federation of Sales Representatives Union (NFSRU), Sales Promotion Employees Association (SPEA), and General Secretary of Lyka Labs and Associate Companies Employees Union (LLAODU) and is a convenor of various fronts of BJP, Mumbai unit.Earlier he was a member of Minimum Wage Committee, Drugs and Pharmaceutical Industry in Maharasthra and Maharasthra Labour Welfare Board and was the President of Bhartiya Janata Party, North- East Dist. Mumbai.

4. **DR. JAGDISH SHETTIGAR**

Dr. Jagdish Shettigar has been appointed a non-official part-time Director of MTNL w.e.f 20.8.02. He holds M.A.(Eco) and Ph.D.(Eco) degrees. He held the post of Sr.Economic, ASSOCHAM (1980-89) and Director - Economic Research Foundation, FICCI(1989-91) and visiting Faculty/Consultancy since 1991. He is a member of Prime Minister's Economic Advisory Council and a member Board of Governors, IIT Madras.

Any queries relating to the financial statements of the Company can be addressed to:

Shri R.S.P. Sinha
Director (Finance)
Jeevan Bharti Building, Tower- I, 12th Floor
124, Connaught Circus, New Delhi-110001.
Tel: 3321095/3710460 Fax: 3738361

Shareholders holding shares in electronic mode should intimate any change in their address to their respective Depository Participants only.

AUDITORS' CERTIFICATE

To the Members of Mahanagar Telephone Nigam Ltd.

We have examined the compliance of conditions of Corporate Governance by Mahanagar Telephone Nigam Ltd., for the year ended March 31, 2002 as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responisbility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

On the basis of records and documents maintained by the company and produced before us and according to the information and explanations given to us, we certify that, subject to the following, the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned listing Agreement.

i) **The term of the three Directors comprising the Audit Committee has expired on 16.6.2002. The New Audit Committee is yet to be reconstituted. Annual financial statements for the year ended 31.3.2002 have not been reviewed by the Audit Committee as required under Section 292 A of Companies Act 1956.**

ii) **The term of two Directors constituting the Shareholder/Investors Grievance Committee has also expired on 16.6.2002. The said committee is to be reconstituted.**

We further state that according to the information and explanations given to us and the records produced before us, no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Shareholder/Investors Grievance Comittee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effecctiveness with which the management has conducted the affairs of the company.

For **V.K. VERMA & CO.**
Chartered Accountants

Pradeep Verma

Place : New Delhi
Date : 28.08.2002

MANAGEMENT'S DISCUSSION & ANALYSIS

The Management of MTNL presents below analysis covering the performance of the Company for the year 2001-02 and an outlook for the future. The report conveys expectations on future performance based on an assessment of current business environment. These could vary based on future developments.

The Company has performed well during the year 2001-02 to maintain its leadership position in the telecom industry. The business conditions during the year under review were quite challenging however your company not only overcame the competition in celluar and WLL field but also came out with flying colours. Well defined, value driven and bench marketing against the best practices having adopted by the Company.

The Company's major focus is to strengthen competitive positioning of its business and with the new thrust on international business and transform the organization into the successful Indian Telecom Organisation.

FINANCIAL REVIEW

The financial performance of the Company for the year ended 31st March 2002 has to be viewed in the light of extremely challenging business conditions. The Company intensified its efforts to increase its business in international arena.

REVENUE

Income from services at Rs 61437.24 Million shows an increase of 6.21 % over Rs 57845.82 Million for the previous year. The operating profit for 2001-02 was higher at Rs 15596.46 Million an increase of Rs 1491.46 Million over the previous year. With business conditions remaining highly competitive, the increase in operating profit was largely due to various cost reduction measures undertaken by the Company.

Profit before tax at Rs 18023.16 Million for the year 2001-02 was higher by Rs 820.96 Million as compared to the previous year. Due to higher tax provisions, the Company's profit after tax for 2001-02 was 15.55 % lower at Rs 13006.77 Million compared to 15401.83 Million for the previous year.

FIXED ASSETS

The gross fixed assets as on March 31, 2002 were Rs 117322.24 Million as compared to Rs 106809.54 Million in the previous year.

WORKING CAPITAL

The net working capital at Rs 53463.61 Million as on March 31st, 2002 registered a reduction of Rs 393.98 Million as compared to previous year. Considerable emphasis was placed on improving the working capital management within the Company. Stringent monitoring of resources deployment, focus on cash flow optimization, timely collection of customer outstanding and monitoring of the procurement and stocking policies have contributed to the reduction in the working capital. The Company plans to pursue further optimization of working capital requirements to unlock value.

INTERNAL CONTROL SYSTEM

The Company has internal control system commensurate with its size and nature of business and meeting with the following objectives:-

- Efficient use and safeguarding of resources
- Compliance with statutes, policies and procedures
- Transactions being accurately recorded and promptly reported

The internal control system provides for well-documented policies, guidelines, authorizations and approval procedures. The Internal Audit Department conducts periodic audits across all locations and all functions throughout the year. The observations raised out of the audit are subject to periodic review and compliance monitoring. The Audit Committee of the Board reviews the Internal Audit reports along with the report of the status of implementation of recommendations contained therein. The Company's authorization procedure for revenue and capital expenditure was reviewed and redefined during the year 2001-02.

HUMAN RESOURCE DEVELOPMENT

The Company believes that the quality of its employees is the key to success in the long run. Accordingly, the Company with the objective of supporting its business plans launched several new HR initiatives. Training programmes also emphasize the need for a general management perspective to business.

The Company continuous to empower its people and provide a stimulating professional environment to its staff to excel in their respective discipline. The Company also strives to create a work culture environment conducive to its employees leading to higher productivity levels. Creating a culture is very crucial because it gives an employee the feeling of being the part of the company. This kind of environment is achievable only if the organisation conducts induction, orientation and training programmes on regular basis. People are the assets of the company. Induction training is to mould them. Orientation training is to nourish or stimulate them. Training is to polish them to shine like silver.

It is expected that the above HR initiatives together with business objectives will steer the Company towards its vision of becoming a leading International Telecom Company.

PERFORMANCE OF SUBSIDIARY COMPANY AND JOINT VENTURE COMPANY.

MILLENNIUM TELECOM LIMITED (MTL)

MTL, a wholly owned subsidiary, is in the business of providing internet services and other valuable services in the country. The Company started operating in a highly competitive environment w.e.f. November 2000. The Company is redefining itself to render the services on large scale.

UNITED TELECOM LIMITED (UTL)

The Company has entered into a Joint Venture Agreement for providing basic telephone services in Nepal, based on WLL technology. The Joint Venture Company has started its operation by setting its office in Kathmandu, Nepal. The J.V. partners i.e. MTNL, TCIL, VSNL and NVPL held shares and contributed towards the share capital of the J.V. to the extent of 26.68%, 26.66%, 26.66% and 20% respectively. So far the amount of Rs1.675 crores has been contributed by MTNL towards the share capital of the J.V. Company. The J.V. Company will start providing telephone services in Kathmandu, Nepal sometime in October-November 2002.

MTNL CITIZEN CHARTER

Good citizen orientation has been the philosophy underpinning the operations of the Company since its inception in 1986. The Company has recently adopted its Citizen Charter to discharge its social responsibilities. The charter highlights the following :-

a. Our Objectives
b. Our standards
c. Our commitments
d. Complaints and grievances
e. Our social objectives
f. Our expectations from subscribers.

Annual Accounts
2001 - 2002

0038

V. K. Verma & Company
Chartered Accountants
C-37, Atma Ram House
Connaught Place,
New Delhi - 110001

AUDITORS' REPORT TO THE MEMBERS OF MAHANAGAR TELEPHONE NIGAM LIMITED

We have audited the attached Balance Sheet of Mahanagar Telephone Nigam Limited as at March 31, 2002 and the Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the Indian Auditing Standards issued by the Institute of Chartered Accountants of India. Our audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, assessing the Accounting Principles used and significant estimates and judgments made by the management in the preparation of financial statements and evaluating the overall financial statement presentation.

We planned and performed our audit, so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements and to provide a reasonable basis for our opinion and report that;

1. The Accounts of the Mumbai, Delhi and Mobile Service Units of the Company have been audited by Branch Auditors appointed by the Comptroller and Auditor General of India. The reports and further clarifications of the Branch Auditors have been forwarded to us and the same have been suitably dealt with in forming our opinion on the accounts.
2. We have obtained all the information and explanations, as we considered necessary for the purpose of our audit.
3. Proper books of accounts have been kept by the Company, so far as appears from our examination of those books except that the following items referred to in paragraph 1(i) of Significant Accounting Policies are ***consistently accounted on cash basis, instead of on accrual basis as required under section 209 of the Companies Act, 1956:***
   a) Interest income/liquidated damages when realisability is uncertain.
   b) Annual recurring charges of amount up to Rs.0.10 million each for overlapping period.
4. The Balance Sheet and Profit and loss Account dealt with by this report are in agreement with the books of account.
5. In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the Accounting Standard referred to in sub-section 3C of Section 211 of the Companies Act, 1956 ***except that accounting practices and procedures followed by the Company in respect of fixed assets as stated in para 6(v), is not in compliance with the Accounting Standard 10 on 'Accounting for- Fixed Assets'.***

   We are unable to quantify the impact of deviation in the absence of necessary data. As required by Section 211(3B) of the Companies Act, 1956, the Company has not quantified the impact on account of the deviation and has also not specified the reasons for the deviation.
6. ***i) The Company has not entered into any formal agreement for revenue sharing arrangement with Bharat Sanchar Nigam Limited. Pending agreement with BSNL, the Company has changed its method of computation of revenue sharing payable to BSNL which was hitherto calculated by applying certain percentages to the prescribed category of income from services. Consequently,***

the revenue sharing for the year is lower by Rs.4599 Million. We are unable to verify the computation of Revenue Sharing. (Refer Note 17(a) in Schedule - T)

ii) The Company in accordance with the directive received from DOT under revenue sharing formulae has computed license fees payable to DOT @ 12% of adjusted Gross Revenue, which was hitherto calculated @ Rs. 900 per DEL. Consequently the license fees for the year is higher by Rs.2831.3 Million. (Refer Note 17(b) in Schedule - T)

iii) Based on the legal opinion received by the Company, the management is claiming benefit under Section 80 IA of the Income Tax Act, 1961 on the basic telecommunication services provided. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the accounting year 1999-2000, 2000-2001 and for the current year was made after considering such benefit. However, the company has not written back any amount from the provision for the financial years 1997-1998 and 1998-1999. Further, the Company had revised its income tax return for the financial year 1997-1998 and filed the return for financial year 1998-1999,1999-2000 and 2000-2001 after considering benefit under Section 80 IA of the Income Tax Act, 1961. In case, the benefit under Section 80 IA of the Income Tax Act is finally accepted, the provision for the taxation for the two years will be rendered excess to the extent of Rs.7442.80 million.

In the event of the tax benefit claimed by the Company under Section 80 IA not being finally accepted by the Income Tax authorities, profit for the year would be lower by Rs1782.44 million and provision for taxation as at 31st March, 2002 would be higher by Rs.11132.44 million. In case the claim is accepted by the Income-Tax authorities, provision for taxation and reserves as at 31st March, 2002 would be lower and higher by Rs.7442.80 million.

iv) During the year the Company has lodged claims pertaining to pension and gratuity liability in respect of the absorbed employees as at 31st October 1998 valued at Rs. 9469.95 million and Rs. 2230.54 million respectively. Pending final acceptance of the claim, the same has been accounted as Claims Recoverable from DOT. (Refer note no 5)

v) The following mentioned practice and procedures followed by the Company in respect of fixed assets, in our opinion, are not in accordance with the Accounting Standard -10 on 'Accounting for Fixed - Assets' issued by the Institute of Chartered Accountants of India.

a) The cost of stores and materials issued is charged to the project or revenue job for which it is initially issued, without adjustment for subsequent transfer of stores and materials between different projects/purposes.

b) The overheads are allocated as a percentage of capital expenditure prescribed by DOT and not on the basis of directly allocable costs.

c) Expenditure on replacement of cables, apparatus and plants, telephone instruments and rehabilitation work is capitalized as stated in significant accounting policy. This being a technical matter, we have placed reliance on the opinion of the management. In many cases, the replacement cost of existing fixed assets have been capitalized without any adjustment of relevant cost and written down value of discarded assets from the fixed assets block.

d) The Installation Charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

e) Liquidated damages from suppliers/ contractors for capital projects/ works are accounted as income and not adjusted against the cost of the related fixed assets.

The resultant impact of the above on the value of fixed assets, Depreciation and the value of Capital Work in Progress is not presently ascertainable.

vi) a) Amount recoverable on current account from DOT Rs.15577.21 million and amount payable on current account to DOT Rs.1341.89 million i.e. net recoverable Rs.14235.32 Million are subject to reconciliation and confirmation and consequent adjustments.

b) Amount recoverable on current account from BSNL Rs.7868.54 million and amount payable on current account to BSNL Rs.3079.85 million i.e net recoverable Rs. 4788.69 million are subject to reconciliation and confirmation and consequent adjustments.

c) Provision has been made in the accounts for the pension and leave encashment liability in respect of staff on deemed deputation from DOT as stated in Significant Accounting Policy in Schedule T, without determination of the actuarial valuation.

The final impact if any, of the above on the accounts is not presently ascertainable.

vii) The balance in Subscriber's Deposit Accounts Rs.14060.32 Million, interest accrued/due thereon Rs.89.25 Million are subject to reconciliation with respect to subsidiary records. Further, receipts from subscribers to the extent of Rs.1059.64 Million are pending allocation to the concerned debtors. In respect of Mumbai Unit, there is year-end difference of Rs.123.52 Million between the sundry debtors control accounts and the subsidiary records. The impact of this on the accounts is not presently ascertainable.

viii) Provisions have not been made in respect of: -

a) Stamp duty payable on registration of properties acquired by/vested in the Company - amount unascertainable.

b) Lease Rent payable in respect of certain leasehold properties where the amount is not yet finalized. Amount not ascertainable.

c) Rs.4.34 Million receivable from Electronics Corporation of India Ltd., which includes liquidated damages Rs.0.27 Million which is unpaid since several years.

d) Rs 6.98 Million paid towards the acquisition of land pending adjustment for over three years.

e) Liquidated damages aggregating Rs.33.93 Million refundable to ITI Limited, in terms of a directive from DOT, pending approval of the Board of Directors of the Nigam.

f) Rs.27.71 Million recoverable from Hindustan Cables Limited advanced during the period prior to 1999-2000.

g) Gratuity for employees on deemed deputation from DOT.

h) Claims in respect of pending disputes with publishers of telephone directories.(Refer note no 6(a) & (b) to the notes on accounts).

i) Liability of interest, if any, payable in terms of the Interest of Delayed Payments to Small Scale and Ancillary Industrial Undertakings Act, 1993.

j) Materials given on loan basis Rs.11.68 Million and Materials supplied Rs.3.45 Million.

ix) We are unable to express an opinion on the cancellation of the VI series bonds of Rs.1699.47 Million and non provision of interest and other liabilities thereon, pending settlement of legal disputes. The impact of this on the accounts is not presently ascertainable.

The cumulative impact of the observations on the results for the year and on the reserves of the Company, though not presently ascertainable, may possibly be material.

x) During the year, an amount of Rs.6.71 Million has been netted off against Administrative, Operating and Other Expenses. This amount represents donation by the employees to the Prime Minister's Relief Fund. The donation representing the contribution of employees was paid during the previous year by the Company and the same was recovered from the salaries of the employees during the current year. The impact in the accounts during this year was reduction of the administrative, operating & other expenses by Rs.6.71 Million.

7. The Company has not made following disclosures required under Schedule VI to the Companies Act, 1956 as per references given after each item

(a) Consumption of stores and spares [Para no. 3 (x)(a) of Part II]

(b) Consumption of imported and indigenous stores and spares and percentage to the total consumption [Para no. 4 D(c) of Part II]

(c) Outstanding dues to Small Scale undertakings & details regarding the same [Part I]

0041

8. On the basis of written representations received from the concerned directors of the Company, none of the directors is disqualified as on March 31, 2002, from being appointed as a director under Section 274(1)(g) of the Companies Act, 1956.
9. In our opinion, and according to the information and explanations given to us and based on such details as were made available to us, the said accounts read together with the notes thereon, ***subject to para 3 & 7 above, give the information required by Companies Act, 1956 in the manner so required and also give, subject to our observations in paragraph 5 and 6(i) to 6(x) foregoing***, a true and fair view:
   a) in the case of Balance Sheet, of the State of Affairs of the Company as at 31st March,2002 and
   b) in the case of the Profit & Loss Account of the Profit for the year ended on that date.
10. As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956 we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

For **V.K. Verma & Co.**
Chartered Accountants

Place : New Delhi
Dated : 25.07.2002

(Pradeep Verma)
Partner

ANNEXURE TO AUDITOR'S REPORT

(Referred to in Paragraph 10 of our report of even date)

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956 and as per information and explanations given to us, the books and records examined by us in the normal course of audit, the reports received from the Branch Auditors and to the best of our knowledge and belief, we report that:

1. Delhi unit has maintained records of fixed assets acquired from the DOT on 1st April 1986 but the same does not have full particulars. As per Accounting Policy of the Company, Fixed Assets are to be physically verified over a period of three years. During the year, physically verification of Apparatus & Plant, Computers, Vehicles has been considered and discrepancies noticed are in the process of reconciliation and its impact on the accounts is not ascertainable at present. In case of Mumbai Unit the Fixed Assets Register has not been updated and the records, wherever maintained, do not give the prescribed particulars in most cases. None of the fixed assets have been physically verified during the year.

2. None of the fixed assets have been revalued during the year.

3. Physical verification of stores and spares have been carried out by the management at reasonable intervals during the year for the Mumbai Unit and at the year end for the Delhi Unit. ***In our opinion, the frequency of verification needs to be increased for the Delhi Unit.***

4. In our opinion, the procedures of physical verification of the stores followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. Discrepancies noticed between physical stocks and book records during the year in case of Mumbai Unit and at the year end for Delhi Unit were not material and have been properly dealt within the books of accounts.

6. On the basis of our examination, the valuation of closing stock is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The Company has neither taken nor granted any loans, secured or unsecured, from/to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same management as defined under Section 370 (1-B) of the Companies Act,1956.

8. The parties to whom loans or advances in the nature of loans have been given by the Company are generally repaying the principal amounts as stipulated and are also generally regular in payment of applicable interest except for non recovery in respect interest free loans given to departmental canteen. The management has taken legal and other action, for recovery of such loans and interest where applicable. ***The Mumbai unit has given an interest free loan of Rs. 1.64 Million to Departmental Canteens in respect of which no recoveries are being made.*** In respect of loans given to employees, interest recovery starts only after the recovery of the principal amount, as per terms of such loans.

9. According to the information and explanation given to us and the records verified by us, the internal control procedures, in respect of purchases of stores, materials, including components, plant and machinery, equipment and other assets is commensurate with the size of the Company and nature of business. ***As per reports of Mumbai unit the documents relating to the acquisition and installation of the equipment for "WLL" phone service have not been produced before them. In respect of revenue billing, income from prepaid calling cards, reconciliation between system generated billing outputs and the financial records need to be considerably strengthened.***

10. The Company has not made any purchases of materials from and sale of services to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 aggregating during the year to Rs. 50,000 or more in value in respect of each party.

11. The Company has a system of determining unserviceable/damaged stores and spares. Provision of possible loss on disposal of unserviceable/damaged stores has been considered in the accounts.

12. The Company has not accepted any deposits from the public during the year, within the meaning of the Section 58A of the Companies Act, 1956 and rules framed there under.

13. The Company, being involved in service activities, does not generate any by-products or significant scrap. In our opinion, reasonable records have been maintained for sale and disposal of scrap.

14. ***The Delhi unit has an Internal Audit System commensurate with the size and nature of its business however it needs further strengthening. But in case of Mumbai Unit, the internal audit system is not commensurate with size of the unit and the nature of its business. The extent of coverage of the areas of operations, frequency of reporting and follow up on internal audit observations need to be strengthened. However, during the year internal audit of MS Unit has not been conducted except Mumbai Unit.***

15. The Central Government has not prescribed the maintenance of cost records by the Company under Section 209(1) (d) of the Companies Act, 1956.

16. There have been generally no delays in transferring CPF contributions. GPF contributions in respect of employees on deemed deputation are generally remitted in time to DOT Cell. GPF contributions of absorbed employees is retained with MTNL. We are informed that the provisions of the Employees State Insurance Act are not applicable to the company.

17. According to information and explanations given to us, there were no amounts outstanding as at 31st March, 2002 in respect of undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty for a period of more than six months from the date they become payable.

18. Based on our examination of the books of account and the information and explanations given to us we have not come across any personal expenses which have been charged to profit and loss account, other than those payable under contractual obligations or in accordance with regular business practice.

19. The Company is not a Sick Industrial Company within the meaning of Clause (o) of sub section (i) of Section 3 of the Sick Industrial Companies (Special Provision) Act, 1985.

20. a) The company has a reasonable system of recording receipts and issues of stores commensurate with its size of the company and the nature of its business at the main stores. ***However, the system of maintenance of records of consumption, its allocation and documentation for inter project and inter purpose for transfer of materials needs to be strengthened. Proper procedures also needs to be evolved to co-relate the entries in the works register and the financial books with the actual consumption records as maintained by the Engineering Section. The reasons for variance between the sanctioned cost and actual expenditure in number of projects and other works of capital nature could not be substantiated.***

b) Considering the nature of services rendered and the basis of billing, it is not considered necessary to have a system of allocation of man-hours utilized to the relative jobs.

c) There is reasonable system of authorization and control on the issue of stores commensurate with the size and nature of the business of the Company. In our opinion, there is no need for an elaborate system for allocation of stores and labour to the services being rendered by the Unit. ***However the system of Internal Control, for Delhi Unit, needs to be strengthened to make it commensurate with the size of the company and nature of its business on issue of stores and allocation of stores.***

For **V.K. VERMA & CO.**
Chartered Accountants

Place : New Delhi
Dated : 25.07.2002

(Pradeep Verma)
Partner

MTNL

Balance Sheet as at 31st March, 2002

		As at 31.3.2002 (Rs.in Million)	As at 31.3.2001 (Rs.in Million)
SOURCES OF FUNDS			
Shareholders' Funds	A	6300.00	6300.00
Reserves & Surplus	B	83096.41	77181.49
Unsecured Loans	C	26190.00	28810.00
Total		115586.41	112291.49
APPLICATION OF FUNDS			
Fixed Assets	D		
Gross Block		117322.24	106809.54
Less : Depreciation		64204.26	56530.67
Net Block		53117.98	50278.87
Capital Work-in-Progress	E	7978.05	8155.01
Investments	F	1026.77	0.02
Current Assets, Loans & Advances			
Inventories	G	2772.74	2863.28
Sundry Debtors	H	7064.38	6073.55
Cash & Bank Balances	I	24446.51	24828.34
Other Current Assets	J	6043.08	7161.46
Loans & Advances	K	91432.52	69514.87
		131759.23	110441.50
Less : Current Liabilities and Provisions			
Current Liabilities	L	37242.92	34226.77
Provisions	M	41052.70	22357.14
Net Current Assets		53463.61	53857.59
Total		115586.41	112291.49
Accounting Policies & Notes to Accounts	T		

The Schedules referred to above form an integral part of the Balance Sheet. This is the Balance Sheet referred to in our report of even date.

(S.C.Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

For V.K.VERMA & Co.
Chartered Accountants

(R.S.P.Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

(Pradeep Verma)
Partner

Place : New Delhi
Date : 25.07.2002

0046

Profit & Loss Account for the year ended 31st March, 2002

		For the year ended 31.3.2002 (Rs.in Million)	For the year ended 31.3.2001 (Rs. in Million)
INCOME			
Income from Services	N	**61437.24**	57845.82
Other Income	O	**2483.46**	3180.23
		63920.70	**61026.05**
EXPENDITURE			
Employees' Remuneration and Benefits	P	**14004.89**	12222.89
Revenue Sharing		**7335.09**	11316.63
Licence Fee		**6652.42**	3615.30
Administrative,Operating & Other Expenses	Q	**9683.82**	8893.54
Depreciation	D	**8164.56**	7692.46
Interest	R	**56.76**	83.03
		45897.54	**43823.85**
Profit Before Tax		**18023.16**	**17202.20**
Provision for Taxation		**4937.63**	**1630.00**
Profit After Tax		**13085.53**	15572.20
Prior period adjustments	S	**78.76**	170.37
Profit For the Year		**13006.77**	15401.83
Profit Available for Appropriation		**13006.77**	**15401.83**
Appropriation :			
Final Dividend		**2835.00**	2835.00
Tax on Dividend		**0.00**	289.17
Transfer To Contingency Reserve		**1782.44**	5770.00
Reserve For R&D		**0.00**	308.00
General Reserve		**8389.33**	6199.66
		13006.77	**15401.83**
Accounting Policies & Notes to Accounts	T		

The Schedules referred to above form an integral part of the Balance Sheet. This is the Balance Sheet referred to in our report of even date.

S.C.Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

For V.K.VERMA & Co.
Chartered Accountants

(R.S.P.Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

(Pradeep Verma)
Partner

Place : New Delhi
Date : 25.07.2002

0047

SCHEDULES FORMING PART OF BALANCE SHEET

SCHEDULE - A

Share Capital

	As at 31.3.2002 (Rs.in Million)	As at 31.3.2001 (Rs.in Million)
AUTHORISED CAPITAL		
80,00,00,000 Equity Shares of Rs.10/- each	**8000.00**	8000.00
ISSUED SUBSCRIBED AND PAID UP CAPITAL		
63,00,00,000 Fully paid Equity Shares of Rs. 10/- each	**6300.00**	6300.00
Out of the above shares		
(i) 59,99,98,400 Equity Shares are allotted as fully paid up pursuant to a contract without payment being received in cash out of which 35,43,72,740 Shares are held by the Government of India		
(ii) 3,00,00,000 Equity Shares are allotted as fully paid up represented by Global Depository Receipts through an International Offering in US Dollars.		
	6300.00	**6300.00**

SCHEDULE - B

	As at 1.4.2001 Rs in Million	Addition during the year Rs in Million	Deduction during the year Rs in Million	As at 1.4.2002 Rs in Million
Bonds Redemption Reserve	0.00	0.00	0.00	**0.00**
Bonds Redemption Reserve(Prev.Yr)	(0)	(0)	(0)	**0.00**
Share Premium	6650.05			**6650.05**
Share Premium(Prev.Yr)	(6650.05)	(0)	(0)	**(6650.05)**
General Reserve	60873.44	8389.33	4256.85	**65005.92**
General Reserve(Prev.Yr)	(58253.77)	(6199.66)	(3580)	**(60873.43)**
Reserve For Contingencies	9350.00	1782.44		**11132.44**
Reserve For Contingencies(Prev.Yr)	(0)	(9350)	(0)	**(9350.00)**
Reserve For Research & Development	308.00			**308.00**
Reserve For Research & Development(Prev.Yr)	(0)	(308)	(0)	**(308.00)**
	77181.49	**10171.77**	**4256.85**	**83096.41**
	(64903.82)	(15857.66)	(3580.00)	**(77181.48)**

0048

SCHEDULE - C
Unsecured Loans

	As at 31.3.2002 (Rs.in Million)	As at 31.3.2001 (Rs.in Million)
Bonds-Series Twelve (Notes b,d & e)		
5 years 17% (Taxable) redeemable (Non-cumulative) bonds of Rs.1000/- each		
5 years 17% (Taxable) redeemable (Non-cumulative) bonds of Rs.100000/-each	**0.00**	1620.00
	0.00	**1620.00**
Bonds - Series Thirteen (Notes c & f)		
5 years 15% (Taxable) Redeemable (Non-cumulative) bonds of Rs.1,00,000/-each (Redeemable on 1.3.2002)	**0.00**	1000.00
	0.00	**1000.00**
Bonds - Series Fourteen (Notes b, d & g)		
5 years 11.75 % (Taxable) redeemable (Non cumulative) bonds of Rs.100000/- each	**9000.00**	9000.00
5 years 10.75 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	**5090.00**	5090.00
5 years 11% (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	**2100.00**	2100.00
3 years 11 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	**10000.00**	10000.00
	26190.00	**26190.00**
GRAND TOTAL	**(26190.00)**	**(28810.00)**

Notes:

a) Instalments due for repayment within one year Rs.10000 Millions (Nil)

b) Bonds were issued by private placement.

c) Bonds guaranteed by undertaking from Department of Telecommunications (Govt. of India) both as to repayment of principal and interest upto 6 months.

d) Bonds guaranteed by Govt. of India both as to repayment of principal and outstanding interest.

e) Redemption date or date on which put /call option is to be exercised if applicable, are as under:

Part	Value of Bonds (Rs. In Million)	Date of Redemption	Date of Put/Call Option
A	7950	20.9.2004	20.9.2002
A	1050	27.9.2004	27.9.2002
B	5090	30.3.2005	30.3.2003
C	10000	31.3.2003	Not Applicable
C	2100	31.3.2005	31.3.2003
TOTAL	**26190**		

SCHEDULE - D - Fixed Assets

Description	Gross Block (Rs. in Million)				Depreciation (Rs. in Million)				Net Block (Rs. in Million)	
	As At 1.4.2001	Additions During the year	Sales/ Adjustment during the year	As At 31.3.2002	As At 1.4.2001	For the Year	Sales/ Adjustment during the year	As At 31.3.2002	As At 31.3.2002	As At 31.3.2001
Land										
Freehold	141.16	0.00	0.00	141.16	0.00	0.00	0.00	0.00	141.16	141.16
Leasehold	1507.38	0.00	0.00	1507.38	115.94	16.45	0.00	132.39	1374.99	1391.44
Building	4803.80	763.78	2.97	5564.61	873.35	184.15	0.00	1057.50	4507.11	3930.45
Leased Premises	36.17	0.00	0.00	36.17	1.44	0.73	0.00	2.17	34.00	34.73
Lines & Wires	696.14	46.92	0.00	743.06	423.17	49.93	0.00	473.10	269.96	272.97
Cable	53100.22	3513.66	0.87	56613.01	28982.85	3975.59	4.98	32953.46	23659.55	24117
Apparatus & Plant	43314.87	6674.72	1151.06	48838.53	24619.49	3668.38	485.27	27802.60	21035.93	18695.38
Vehicles	313.90	47.57	18.97	342.50	133.37	26.15	16.13	143.39	199.11	180.53
Furniture & Fixtures	795.86	132.26	6.83	921.29	427.06	75.37	0.01	502.42	418.87	368.80
Office Machinery & Equipments	261.43	35.42	4.10	292.75	85.18	16.19	0.39	100.98	191.77	176.25
Electrical Appliances	639.72	222.17	0.50	861.39	192.18	38.66	0.25	230.59	630.80	447.54
Computers	1014.44	301.32	57.69	1258.07	676.64	128.94	-0.06	805.64	452.43	337.80
Assets Scrapped/ Decomissioned	184.45	31.30	13.43	202.32	0.00	0.01	-0.01	0.02	202.30	184.45
Total	**106809.54**	**11769.12**	**1256.42**	**117322.24**	**56530.67**	**8180.55**	**506.96**	**64204.26**	**53117.98**	**50278.87**
Previous Year	98591.78	9135.11	917.34	106809.55	49273.99	7770.48	513.80	56530.67	50.278.87	

Notes:

1. Additions during the year include adjustments on account of value difference, spill over cost, etc. indentified during the year in respect of existing fixed assets.
2. Depreciation charged during the year includes

	Rs. in Million
a. Depreciation for the year	**8180.55**
b. Depreciation / adjustment relating to prior period	(18.24)
c. Depreciation Written back	2.25
	8164.56

SCHEDULE - E
Capital Work-In-Progress

	As at 31.3.2002 (Rs.in Million)	As at 31.3.2001 (Rs.in Million)
Buildings	1230.93	997.42
Apparatus & Plants	1779.29	2257.97
Lines & Wires	170.60	88.55
Cables	4203.60	3931.11
Subscribers" Installations	323.68	505.02
Air Conditioning Plants	93.93	65.35
Capital Advance	615.50	509.59
Less Provision For Abandoned Works	(439.48)	(200.00)
	7978.05	8155.01

SCHEDULE - F
Investments

Long Term-Non Trade (At Cost)		
Investment in preference share capital of M/s. ITI Ltd.	1000.00	0.00
Investment in subsidiary company-MillenniumTelecom Ltd.	10.02	0.02
Investment in Joint Ventures United Telecom Ltd.	16.75	0.00
	1026.77	0.02

SCHEDULE - G
Inventories (At Cost)

Stores and Spares:		
Building Material	0.66	0.66
Lines & Wires	46.81	43.74
Cables	1574.25	1717.35
Exchange Equipments	1014.15	559.30
Telephone & Telex instruments	393.54	702.16
Telephones & Telex Spares	12.74	20.50
Instalation Test Equipment	17.43	0.00
Mobile Handsets & Sim Cards	5.25	0.00
	3064.83	3043.71
Less: Provision for obsolete stores	292.09	180.43
	2772.74	2863.28

SCHEDULE - H

Sundry Debtors (Unsecured)*

	As at 31.3.2002 (Rs. in Million)	As at 31.3.2001 (Rs. in Million)
Outstanding for a Period Exceeding Six Months		
Considered Good	**3080.92**	2979.27
Considered Doubtful	**3871.58**	3179.73
Other Debts		
Considered Good	**4059.79**	3094.28
	11012.29	**9253.28**
Less: Provision for doubtful debts	**3947.91**	3179.73
	7064.38	**6073.55**

* Except to the extent covered by Security deposits from subscribers, amount not readily available.

SCHEDULE - I

Cash & Bank Balances

Cash in hand, including cheques in hand Rs.24.86 Million (Rs.15.63 Million)	**98.36**	200.26
Balance with scheduled Banks*		
On Current account	**312.06**	2129.31
In Deposit Account	**24033.33**	22496.63
Balance with Non-Scheduled Banks		
In Current Account	**9.24**	8.62
	24452.99	24834.82
Less: Provision for Doubtful Bank Balances	6.48	6.48
	24446.51	**24828.34**

*Includes Rs.1072.87Million (Rs.9929.66 Million) held with SBI London from proceeds of G.D.R. Issue.

SCHEDULE - J

Other Current Assets

Unsecured Considered Good

	As at 31.3.2002 (Rs. in Million)	As at 31.3.2001 (Rs. in Million)
Income Accrued From Services	**5819.64**	6853.81
Income Accrued From others	**2.99**	15.89
Interest Accrued on Deposits with Banks, Other Deposits, Loans & Advances	**233.09**	291.76
less Provision for doubtful Income	**12.64**	0.00
	6043.08	**7161.46**

SCHEDULE - K

Loans & Advances

Unsecured Considered Good*

Loans to DOT	**27190.00**	28810.00
Advance to Subsidiary Company	**11.48**	7.03
Amount Recoverable from BSNL	**7868.54**	0.00
Amount Recoverable from DOT	**15577.21**	8130.37
Advances Recoverable in Cash or in Kind or for value to be received.	**2563.03**	1409.55
Advance Tax	**37976.27**	29243.95
Deposits with other Deptt./Companies	**328.31**	336.82
Inter Corporate deposit	**0.00**	1500.00
Inter Corporate Loans	**173.92**	189.29
Others	**0.00**	118.06
	91688.76	**69745.07**
Less: Provision for Doubtful Advances	**256.24**	230.20
	91432.52	**69514.87**

* Except to the extent of doubtful advances recoverable in cash or in kind or for value to be received for which provision has been made.

Note:

Due from an officer of the Company Rs.31360/- (Rs.Nil). Maximum amount outstanding at any time during the year : Rs. 44800/- (Rs.Nil).

SCHEDULE - L
Current Liabilities

	As at 31.3.2002 (Rs. in Million)	As at 31.3.2001 (Rs. in Million)
Sundry Creditors	**4766.46**	5187.49
Advances Received from Customers & Others	**662.06**	982.37
Deposits from :		
- Contractors	**334.50**	268.39
- Customers & Others	**14060.32**	12911.57
Unclaimed Bonds	**12.64**	17.61
Other Liabilities	**6469.17**	6010.84
Interest Accrued & Due on bonds	**0.00**	4.33
Income Received in advance against Services	**1511.44**	1552.53
Amount Payable to DOT	**1341.89**	6446.43
Amount Payable to BSNL	**3079.85**	0.00
Deffered Tax Liabilities	**4294.48**	0.00
Interest Accrued but not due :		
- On Bonds	**620.86**	771.30
- On Deposits	**89.25**	73.91
	37242.92	**34226.77**

SCHEDULE - M
Provisions

Pension	**14334.90**	3176.56
Leave Encashment	**397.72**	255.15
Gratuity	**4062.41**	1380.82
Proposed Final Dividend	**2835.00**	2835.00
Tax on Dividend	**0.00**	289.17
Income Tax	**19377.47**	14385.24
Wealth Tax	**45.20**	35.20
	41052.70	22357.14

SCHEDULE - N
Income from Services

Telephone	**55010.63**	53488.98
Telex	**96.71**	131.31
Circuits	**955.18**	482.72
WLL	**107.83**	70.04
Inter connection charges	**4129.41**	3315.93
Cellular Services	**749.84**	27.12
Value added and Other Services	**387.64**	329.72
	61437.24	**57845.82**

0054

Schedules Forming Part of Profit and Loss Account

SCHEDULE - O
Other Income

	For the year ended 31.3.2002 (Rs. in Million)	For the year ended 31.3.2001 (Rs. in Million)
Interest		
From Banks (Tax deducted at source Rs.231.91 Million (Rs212.40 Million)	**1474.13**	1640.03
Others	**99.09**	153.01
Sale of Directories, Publications, Forms etc.	**13.48**	29.30
Profit on Sale of Assets	**6.82**	72.73
Liquidated Damages	**(47.39)**	92.72
Foreign Currency Fluctuation	**469.19**	600.06
Others	**456.58**	580.38
Bad Debts Written Back	**11.56**	12.00
	2483.46	**3180.23**

SCHEDULE - P
Employees' Remuneration and Benefits

Salaries,Wages, Allowances and other Benefits	**10298.49**	9442.55
Bonus/ Ex-Gratia	**696.68**	782.54
Leave Encashment	**53.36**	453.61
Pension Contribution	**2106.75**	1417.31
Contribution to Provident Fund	**147.47**	124.21
Gratuity	**880.03**	857.30
Staff Welfare Expenses	**797.46**	156.29
Interest on GPF/CPG	**57.29**	
	15037.53	**13233.81**
Less :		
Allocation to Capital Work-In-Progress	**1030.62**	1006.11
Allocation to DOT for Bond Expenses	**2.02**	4.81
	14004.89	**12222.89**

0055

SCHEDULE - Q

Administrative, Operating and Other Expenses

	For the year ended 31.3.2002 (Rs. in Million)	For the year ended 31.3.2001 (Rs. in Million)
Power & Fuel	**1283.72**	1210.06
Rent	**553.21**	452.64
Repairs & Maintenance:		
- Buildings	**410.11**	397.31
- Plant & Machinery	**840.75**	788.38
- Others	**395.44**	212.22
Lease Rentals	**221.50**	233.97
Insurance	**135.24**	63.04
Rates & Taxes	**398.25**	303.86
Commission paid on Franchised Services	**2600.63**	2157.37
Advertising Expenses	**176.37**	153.20
Donations	**-6.71**	138.13
Provision for Doubtful Debts including Disputed Bills*	**806.01**	970.79
Bad Debts Written Off	**5.17**	151.45
Provision for Obsolete Stores	**102.79**	109.65
Professional & Consultancy Charges	**67.59**	39.33
Miscellaneous Expenses	**1277.02**	1367.93
Loss on Sale of Assets	**15.84**	3.77
Internet charges		1.07
PSTN Charges	**149.54**	0.00
Spectrum Charges(WLL)	**1.91**	0.00
Spectrum Charges(MS)	**19.07**	0.00
Loss of Assets	**239.85**	145.00
	9693.30	**8899.17**
Less : Allocation to DOT for Bond Expenses	**9.48**	5.63
	9683.82	**8893.54**

SCHEDULE - R

Interest :

Interest on :		
Bonds	**3030.70**	3660.23
Customers' deposits	**49.74**	59.49
IBRD Loans	**6.80**	23.54
Other Loans	**0.22**	0.00
	3087.46	**3743.26**
Less : Allocation to the DOT for interest on Bonds and Loans	**3030.70**	3660.23
	56.76	**83.03**

0056

SCHEDULE - S
Prior Period Adjustments

	For the year ended 31.3.2002 (Rs. in Million)	For the year ended 31.3.2001 (Rs. in Million)
Debits		
Salary, Wages, Allowances & Staff Expenses	**27.07**	65.64
Power & Fuel	**16.41**	(0.68)
Rent	**1.94**	1.45
Rates & Taxes	**1.08**	2.29
Repairs to Buildings	**6.03**	0.00
Repairs to Plant & Machinery	**3.37**	0.16
Depreciation	**18.24**	78.02
Insurance	**0.39**	0.22
Others	**49.63**	240.64
	124.16	**387.74**
Credits		
Others	**45.40**	217.37
Net Adjustment	**78.76**	**170.37**

SCHEDULE - T
Accounting Policies & Notes to Accounts

A. Significant Accounting Policies

1. Income and Expenditure

i. The accounts are prepared under the historical cost convention adopting the accrual method of accounting except the following items which are accounted on cash basis:
   a) Interest income/liquidated damages where realisability is uncertain.
   b) Annual recurring charges of amount up to Rs.0.10 Million each for overlapping period.

ii. Revenue Recognition
   a) Revenue is recognized on accrual basis, including for subscribers whose disputes are pending resolution, till permanent disconnection and closure of the subscribers line. Provision is made against amount of disputed billings. Revenue in respect of service connection is recognized when recoverability is established.
   b) Installation charges recovered from the subscribers at the time of new telephone connection is recognized as income in the year of connection.
   c) Activation charges in case of Mobile Services is recognized as revenue on connection.

iii. The cost of stores and materials is charged to project or revenue job at the time of issue. However, spill over items at the end of the year lying at various stores are valued at weighted average method.

iv. In terms of arrangement between the DOT/BSNL and the Nigam, charges for reciprocal services are not accounted for.

v. The sale proceeds of scrap arising from maintenance & project works are taken into miscellaneous income in the year of sale.

vi. Bonus/ ex-gratia is paid based on the productivity linked incentive scheme.

vii. Income from services pertaining to prior years is not disclosed as prior period item. In respect of other income/expenditure, only cases involving sums exceeding Rs.0.10 million are disclosed as prior period items.

1.1 Retirement Benefits

a) In respect of officials who are on deemed deputation from DOT and other Govt. .Departments, the provision for pension contribution is provided at the rates specified in Appendix 2 (A) to F.R. 116 and 117 of FR & SR. and provision for leave encashment is made @ 11% of pay as specified in Appendix 2 (B) to FR 116 and 117 of FR & SR. Provision of gratuity in respect of these officers are not required to be made.

b) In respect of others provision is made as per actuarial valuation.

2. Fixed Assets

i. Fixed Assets are carried at cost less accumulated depreciation. Cost includes allocated establishment expenses as described in (iii) below. Assets are capitalised, as per the practices described below, to the extent completion certificates have been issued, wherever applicable.

a) Land is capitalised when possession of the land is taken. Value of leasehold land is amortised over the period of lease

b) Building is capitalised to the extent it is ready for use.

c) Apparatus & Plants principally consisting of Telephone Exchange Equipments and Air Conditioning Plants are capitalised on commissioning of the exchange. Subscribers Installations are capitalised as and when the exchange is commissioned and put to use either in full or in part.

d) Lines & Wires are capitalised as and when laid or erected to the extent completion certificates have been issued therefore.

e) Cables are capitalised as and when ready for connection with the main system.

f) Vehicles and other assets are capitalised as and when purchased.

g) The fixed assets of the company are being verified by the management at reasonable intervals i.e. once in every three years by rotation.

ii. Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized if it results in enhancement of revenue earning capacity.

iii. Allocation of establishment expenses, including employees remuneration and benefits, to capital expenditure is based on a percentage of capital expenditure as prescribed by the DOT from time to time.

iv. Upon scrapping/ decommissioning of assets, these are classified in fixed assets at the lower of net book value and net realizable value and the estimated loss, if any, is charged to Profit and Loss A/c.

v. **Depreciation**

Depreciation is provided on straight line method at the rates prescribed in Schedule XIV to the Companies Act, 1956 except for the following assets which are depreciated at rates based on technical evaluation of useful life of these assets which are higher than the rates prescribed in Schedule XIV to the Companies Act, 1956.

	Rate of Depreciation Applied
a) Apparatus & Plant (including Air Conditioning System attached to exchanges)	11.31%
b) Cables and Lines and Wires	9.50%

100% depreciation is charged on assets of small value, other than those forming part of project, the cost of which is below the following limits:

Assets	Limit (Rs.)
Apparatus & Plant, Training Equipment and Testing Equipment	0.01 Million
Partitions	0.20 Million

3. Inventories

Inventory being stores and spares is valued at cost In case of exchange equipment, cost is worked out on a specific basis. In case of other inventory it is worked out on weighted average method.

4. Foreign Currency Transactions

Transactions in foreign currency are stated at the exchange rate prevailing on the transaction date. Year end balances of current assets and liabilities are re-stated at the closing exchange rate and the difference adjusted to Profit & Loss Account.

B. NOTES TO ACCOUNTS

	2001-2002 (Rs. in Million)	2000-2001 (Rs. in Million)
1. Contingent Liabilities		
a) Income Tax, Sales Tax & Service Tax Demands disputed and under appeal	**29744.09**	7757.46
b) i Interest to DDA on delayed payments/Pending Court Cases	**Amount Indeterminate**	Amount Indeterminate
ii Pending Court Cases against land Acquisition	**Amount Indeterminate**	Amount Indeterminate
iii Stamp duty payable on land and buildings acquired by the Nigam	**Amount Presently Unascertainable**	Amount Presently Unascertainable
c) Claims against the Company not acknowledged as Debts.	**2406.64**	1560.65
d) Bank guarantee & Letter of Credit	**176.10**	495.73
e) Directory dispute	**2850.00**	-

2. (a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances) in relation to execution of works and purchase of equipment is Rs.2099.69 Million (Rs.1297.30 Million) and Rs. 2122.07 Million (Rs.1250.02 Million) respectively. In respect of contracts where expenditure already incurred has exceeded the contract value and the contract remains incomplete, additional expenditure required to complete the same cannot be quantified.

   (b) Future commitment for lease rental in respect of equipments taken on lease by Nigam amounts to Rs. 117.67 Million (Rs.312.00 Million).

3. During the year following are the changes in the Accounting Policies:

   a) The liability for pension contribution to the staff on deemed deputation from DOT was heretofore being provided on ad-hoc basis with effect from 01-10-2000 @ 23% of the maximum of the pay scale. During the current year, the accounting policy has been changed and the pension contribution with effect from 01-10-2000 is provided at the rates specified in appendix 2(A) to F.R. 116 and 117 of F.R. & S.R. Consequently the pension contribution for the year for such staff is lower by 63.77 Million and the profit is higher by the same amount.

   b) Hitherto, the leave encashment in respect of staff on deemed deputation from DOT was borne by DOT. During the year as per the amended Accounting Policy, the provision towards Leave Salary Contribution has been made with effect from 01-10-2000 @ 11% of pay as specified in appendix 2(B) to F.R. 116 and 117 of F.R. & S.R.
   Due to this change in accounting policy the profit for the year is lower by Rs. 65.28 Million.

   The cumulative impact of the above changes is that the profit of the Company for the year is lower by Rs. 1.51 Million.

4. a) As per legal opinion received by the Company, it can avail benefit under Section 80 IA of the Income Tax Act, 1961. Provision for Income Tax for the years 1999-2000, 2000-2001 and for the

current year has been made considering such benefit. The Company had revised its Income Tax return for the financial year 1997-1998 and filed the return for 1998-1999 availing benefit under section 80 IA of the Income Tax Act, 1961. However, provision for Income Tax for 1997-1998 and 1998 - 1999 has been made without considering benefit under section 80 IA.

In case the claim of the Company for deduction under Section 80 IA is finally not accepted by the Income Tax Authorities, there will be a shortfall of Rs. 11132.44 Million in respect of provision for taxation (including shortfall of Rs.1782.44 Million for the year 2001-2002).

An amount of Rs.11132.44 Million (including Rs 1782.44 Million for the Current Year) has been transferred to Contingency Reserve to meet any contingency arising from denial of benefit under section 80 IA.

b) Provision for taxation for the current year comprises of Income Tax of Rs. 4890 Million, Deferred Tax liability of Rs.37.64 Million and Wealth Tax of Rs.10 Million.

c) As per Accounting Standard 22 an amount of Rs. 4256.85 Million up to 31.03.2001 has been transferred from Reserve to Deferred Tax Liability.

5. During the year, the Company has accounted for the pension and gratuity liability in respect of absorbed employees as at 31st October 1998 amounting to Rs.9469.95 Million and Rs.2230.50 Million respectively as claims recoverable from DOT pending final acceptance.

6. a) The supplemental agreement entered into between United India Periodicals Pvt. Ltd./United Data Base(India) Pvt. Ltd/ Sterling Computers Ltd and the Nigam for printing of telephone directories was struck down by the Hon'ble High Court of Delhi on 30.9.92 and the said decision was upheld by the Hon'ble Supreme Court of India on 12.1.93. A claim against the Company has been raised by Sterling Computers Ltd. for Rs. 258.2 Million which being under dispute, has not been provided for. Nigam has filed its counter claims of Rs. 228.7 Million with the Hon'ble High Court against Sterling/UDI/UIP and has also filed arbitration claims of Rs. 561.8 Million against these parties under the original agreement. Pending finalisation of this dispute, Nigam has raised and recorded as 'Claims Recoverable' a claim for Rs.154.91 Million (Rs. 154.91 Million) on account of royalty, interest and billing charges and on payments made through letter of credit; Rs.130.47 Million (Rs. 130.47 Million) recovered there against by the Nigam from subscribers for the issue of directories is carried under 'Current Liabilities'. Further claims of the Nigam for interest and service charges aggregating Rs.143.67 Million (Rs.143.67 Million) have not been accounted. Financial implication of the claim raised against Nigam, adjustment of the sums received against outstanding claims, any non-realisation of claim and further claims recoverable shall be effected upon determination based on the outcome of the arbitration proceedings. Terms of arbitration agreement have been sent to the party for acceptance.

b) MTNL entered into contracts with M/s M & N Publications Limited for printing, publishing and supply of telephone directories for Delhi and Mumbai units for a period of 5 years starting from 1993. In view of the breaches of the terms and conditions of the contracts committed by the contractor in publishing first issue of the directories of both units and their failure to execute the remaining part of the contracts, both the contracts were terminated by MTNL on 22.7.1996. Income from royalty and other applicable recoveries for first issue published by contractor (Rs. 181.2 Million) have been accounted for and received. Sole Arbitrator has been appointed by both parties. The effect of claims under the contract for remaining issues published by contractor will be accounted in the year of issuing of award by Sole Arbitrator.

7. During the year 1999-2000 Mumbai unit had applied under the Maharastra Kar Nivaran Yojna 1999 scheme, in respect of the Sales Tax demand of Rs. 8.10 Million (Rs. 8.10 Million). The application for amnesty towards demands aggregating Rs. 2.09 Million (Rs. 0.20 Million) has been accepted. The balance applications relating to demands of Rs. 6.01 Million (Rs. 7.91 Million) are under process and are not included under Contingent Liabilities.

8. During the year 1991-92, 6th Series bonds to the extent of Rs.2000 Million were allotted on private placement basis to Canfina, a wholly owned subsidiary of Canara Bank. As per the MOU, an equivalent amount was kept as interest bearing deposits with Canfina. On maturity of these deposits, Canfina paid Rs. 500 Million but defaulted on balance Rs.1500 Million. The Nigam in consultation with its solicitors recalled the said deposit of Rs. 1500 Million from Canfina on 14.10.92. Canfina, however, did not respond to the same. In order to safeguard its interests, the Nigam in consultation with its solicitors: a) refused to register the transfer of bonds allotted to Canfina for Rs.1200 Million lodged by Canara Bank for registration in the latter's favour, b) refused to return the allotment letters for Rs. 400 Million which were registered in the name of Canara Bank and c) did not return allotment letters of the bonds for Rs. 99.475 Million lodged by Canfina for split. Nigam has not provided interest on the bonds of face value of Rs.1299.475 Million and Rs.400 Million from 10.02.92 and 10.08.92 respectively.

   In view of the breach on the part of Canfina to honour its obligations and based on the advice obtained from the then Solicitor General of India, the Nigam had cancelled the letters of allotment in respect of the above bonds amounting to Rs. 1699.475 Million with effect from the date of its issue in terms of the authority vested with the Chairman and Managing Director vide Board Resolution dated 21.09.93. In 1995,Canara Bank filed writ petition in Delhi High Court challenging the validity of cancellation of letters of allotment. The case was referred to the Committee on Dispute (COD), Cabinet Secretariat, for their clearance to contest in the High Court. The COD directed both the parties to find an amicable solution, failing which, the matter may be referred to the Arbitrator in the Ministry of Law.

9. Based on the legal opinion obtained and certain favorable legal pronouncements, the provisions of the Lease Act are considered to be not applicable to the telephone rental charges and hence no provision has been made for the tax under the said Act.

10. a) Of the total loan funds outstanding as at 31st March 2002, sums aggregating Rs. 26190.00 Million (Rs. 28810.00 Million) have been raised for and accordingly advanced to Department of Telecommunications. The cost of such borrowings and other related cost is recovered from BSNL.
    b) An account of the Nigam with DOT for the period upto 31.3.97 has been reconciled. However, effect of certain differences have not been given in the accounts pending clarification and final acceptance by both the parties. Further, transactions for the period after 31.3.1997 between the two parties are yet to be reconciled. The final impact of the above on the accounts is presently not ascertainable.

11. a) Certain Lands and Buildings capitalised in the books, with the original cost of Rs. 2980.33 Million (Rs.2332.34 Million), are pending registration/legal vesting in the name of the Company.
    b) The landed properties acquired from DOT have not been transferred in the name of Mumbai unit and Delhi unit and in the case of leasehold lands the documentation is still pending.

12. Advance recoverable includes
    a) Rs.4.07 Million (Rs.4.07 Million) receivable from Electronic Corporation of India Limited and liquidated damages Rs. 0.27 Million (Rs. 0.27 million) which is unpaid since several years and is now under arbitration.
    b) Rs.6.98 Million (Rs.6.98 Million) paid to local bodies towards the acquisition of land pending adjustment for over three years.
    c) Rs.27.71 Million recoverable from Hindustan Cables Limited advanced during the period prior to 1999-2000.

13. The balance in the Subscribers' Deposit Accounts of Rs.14060.32 Million, interest accrued thereon of Rs.89.25 Million is subject to reconciliation with the respective subsidiary records. Further, receipts from subscribers to the extent of Rs. 1059.64 Million (Rs. 1079.71 Million) are pending allocation to the debtors.

14. Deposits from applicants and subscribers as on 31st March, 1986 were Rs.1503.59 Million as intimated provisionally by BSNL. Corresponding assets shown under claims recoverable are being reduced by the amount of recovery of rebate on rental and by the amount of recovery of application deposit for which connections have been released to subscribers with effect from 1.4.1986. Balance still recoverable from DOT on this account is Rs. 541.61 Million (Rs. 533.71 Million).

15. During the year under review, no provision for the interest receivable from M/s. HCL Ltd. amounting to Rs. 35.04 Million has been made. Further, interest receivable for the period up to 2000-2001 amounting to Rs. 62.42 Million has been written off.

16. The aggregate balance of sundry debtors as per the subsidiary reports/CSMS output exceeds the balance as per the control account in the general ledger by Rs. 119.19 Million (Rs. 153.82 Million) and is under reconciliation. The resultant impact of the above on the accounts is not ascertainable.

17. a) During the year under review the Company has changed the methodology of calculation for provision of National Network Charges payable to BSNL. Consequently the National Network Charges payable to BSNL is lower by Rs. 4599 Million.
    b) During the year under review the company has provided licence fee for basic telephone services @ 12% of annual adjusted gross revenue as against earlier method adopted @ Rs.900 Per DEL. On account of the above, the licence fee payable to DOT is higher by Rs.2831.3 Million.

18. Remuneration paid/payable to the Chairman & Managing Director(s) and Other Directors for the year ended 31st March, 2002.

	For the Year ended 31.3.2002	**For the year ended 31.3.2001**
i) Remuneration	**2.36 Million**	2.17 Million
ii) Pension	**0.27 Million**	0.26 Million
iii) Perquisites	**0.78 Million**	0.19 Million

19. Auditors Remuneration:

	Statutory Auditors (Rs.in Million)	Branch Auditors (Rs.in Million)
i) As Audit Fee	**0.51**	1.54
	(0.86)	(2.28)
ii) As Tax auditors	**0.15**	0.51
	(0.21)	(0.48)
iii) In other capacity - for certification	**0.03**	0.10
	(0.15)	(0.10)
iv) Limited Review	**0.21**	0.62
	(0.13)	(0.21)
v) Auditors Expenses	**0.04**	0.12
	(0.26)	-

0063

20.	2001-2002 Rs. in Million	2000-2001 Rs. In Million
a) Value of		
i. Imports on CIF basis	**NIL**	297.55
ii. Others	**NIL**	1.03
b) Expenditure in Foreign Currencies (Travelling)	**11.20**	9.30
c) Earnings in foreign exchange		
i. Interest on Fixed deposits with SBI London	**311.25**	611.06
ii. Others	**0.04**	0.64

d) The balances with other than Scheduled Banks comprise of :-

Name of the Bank	Balance as on 31.3.2002 (Rs. in Million)	Maximum balance during the year (Rs. in Million)
Patan Cooperative Bank Ltd.		
Mumbai	**0.03**	(0.03)
(A/c closed. considered doubtful)	**(0.03)**	(0.03)
Indira Sahakari Bank Ltd., Mumbai	**5.69**	5.69
(considered doubtful)	**(5.69)**	(5.69)
Air Corp Employees Cooperative		
Bank Ltd. Mumbai	**0 .01**	
	(0.11)	
Santacruz		0.78
		(0.93)
N.T.B.		0.75
		(0.87)
Nariman Point		0.71
		(0.78)
NEC		0.31
		(0.24)
NIPTC		0.93
		(0.75)
The Mogaveera Coop. Bank Ltd,	**0.04**	0.04
Mumbai (A/cs Closed	**(0.04)**	(0.04)
Considered doubtful)		

Note: The maximum balances outstanding during the year has been taken as per the Bank Statements of the individual branches in respect of the operative accounts, since the unit maintains its accounts for each bank as a whole without accounting for the balances with individual bank branches.

21. The bank reconciliation statements as on 31st March, 2002 include unmatched/unlinked credits/debits given by the banks in the bank accounts amounting to Rs. 34.78 Million) and Rs.12.20 Million respectively, which could not be properly accounted for in the absence of adequate particulars.

22. Information regarding Primary Business Segments:- AS-17

Rs. in Million

Particulars	Business Segments Basic Services	Cellular	Unallocable	Total
Income from Services	60687.40	749.85	0.00	61437.25
Other Income	0.00	0.00	2405.66	2405.66
Total:	60687.40	749.85	2405.66	63842.91
Segment result before interest/ extra- ordinary items and Tax	16464.87	-26.50	1563.75	18002.12
Add: Interest	77.78	0.00	0.00	77.78
Less: Interest	56.54	0.21	0.00	56.75
Profit before Extra-ordinary items and Tax	16486.11	-26.71	1563.75	18023.15
Less: Prior period items	51.93	-0.09	26.91	78.75
Profit before tax	16434.18	-26.62	1536.84	17944.40
Less: Provision for Tax				4937.63
Profit after tax				13006.77
Segment Assets	94676.89	1791.22	96387.14	192855.25
Segment Liabilities	44455.90	904.04	32935.69	78295.63
Total cost incurred during the year to acquire				
Segment Assets	9856.75	428.10	208.51	10493.36
Segment Depreciation	8057.44	101.89	5.23	8164.56

Notes:-

1. The above includes an inter segment revenue from basic to cellular services amounting to Rs. 144.89 Million.
2. The company has disclosed Business Segment as the Primary Segment. Segments have been identified taking in to account the nature of the services, the deferring risks and returns, the organisational structure and internal reporting system.
3. The company caters mainly to the needs of the two metro cities viz. Delhi and Mumbai. As such there are no reportable geographical segments.
4. Segment Revenue, Segment Result, Segment Asset and Segment Liabilities include the respective amount identifiable to each of the segments. The expenses, which are not directly relatable to the business segment, are shown as unallocable corporate assets and liabilities respectively.

23. Related Party Disclosures - AS 18

a) List of Related Parties and Relationships

Party	Relation
Department of Telecommunication	Holding 56.25% shares of the Company
Millenium Telecom Limited	Wholly owned Subsidiary
United Telecom Limited	Joint Venture

Key Management Personnel

Mr. Narinder Sharma	Chairman and Managing Director
Mr. S. Sundresan (part of the year)	Director(Finance)
Mr. G.D. Gaiha	Director(Technical)
Mr. S. Ramani Iyer (part of the year)	Chief General Manager
Mr. K.H.Khan	Chief General Manager
Mr. K.N.Mahadevan (part of the year)	Chief General Manager

b) Related Party Transactions (except DOT) **(Rs. in Million)**

Transactions	Subsidiary	Joint Venture	Key Management Personnel
Finance Provided(Loans)	21.48		
Guarantees		4.00	
Remuneration Paid			3.41

24. Disclosure for operating lease - AS 19

During the year MTNL Mumbai has entered into agreements for taking on leave and license basis various buildings for use of office/exchanges: This specified disclosure in respect of these agreements is given below :

(Rs. in Million)

1. Lease payments recongnised in the Profit and Loss account for the year — 44.30

2. Minimum lease payments under these agreements, which are not-cancelable, are as follows:
   i) Not later than one year — 71.50
   ii) Later than one year and not later than five years. — 245.66

3. i) Under the leave and license agreement, no refundable deposits have been given.
   ii) These agreement contain provision for incremental rental of 15% at the end of 3 years.
   iii) These agreement contains a provision for its renewal at the end of 5 years.

25. Earning Per Share - AS 20

1) Profit available for appropriation	Rs.13006763187
2) Number of Shares	63,00,00,000
3) Nominal value of shares	Rs. 10/-
4) Basic / diluted EPS	Rs. 20.65

26. Consolidated Financial Statements - AS 21

The financial statements of Millennium Telecom Limited, a wholly owned subsidiary of the Company has been consolidated in accordance with the Accounting Standard.

0066

CONSOLIDATED BALANCE SHEET OF MAHANAGAR TELEPHONE NIGAM LTD. AND ITS SUBSIDIARY MILLENNIUM TELECOM LTD. AS AT 31.03.2002

		As at 31.3.2002 (Rs.in Million)
SOURCES OF FUNDS		
Shareholders' Funds	A	6300.00
Reserves & Surplus	B	83095.47
Unsecured Loans	C	26190.00
Total		**115585.47**
APPLICATION OF FUNDS		
Fixed Assets	D	
Gross Block		117325.54
Less : Depreciation		64204.45
Net Block		**53121.09**
Capital Work-in-Progress	E	7978.05
Investments	F	1016.75
Current Assets, Loans & Advances		
Inventories	G	2772.74
Sundry Debtors	H	7064.78
Cash & Bank Balances	I	24456.64
Other Current Assets	J	6043.08
Loans & Advances	K	91421.04
		131758.28
Less : Current Liabilities and Provisions		
Current Liabilities	L	37242.96
Provisions	M	41052.70
Net Current Assets		53462.62
Misc.Expenditure (to the extent not written off)		6.96
Total		**115585.47**

The Schedules referred to above form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our report of even date.

(S.C.Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

For V.K.VERMA & Co.
Chartered Accountants

(R.S.P.Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

(Pradeep Verma)
Partner

Place : New Delhi
Date : 25.07.2002

MTNL

Consolidated Profit & Loss Account of Mahanagar Telephone Nigam Limited and its Subsidiary Millennium Telecom Limited for the year ended 31.03.2002

		For the year ended 31.3.2002 (Rs.in Million)
INCOME		
Income from Services	N	61437.65
Other Income	O	2483.46
		63921.11
EXPENDITURE		
Employees' Remuneration and Benefits	P	14005.57
Revenue Sharing		7335.09
Licence Fee		6652.42
Administrative,Operating & Other Expenses	Q	9684.31
Depreciation	D	8164.74
Interest	R	56.76
		45898.89
Profit Before Tax		18022.22
Provision for Taxation		4937.63
Profit After Tax		13084.59
Prior period adjustments	S	78.76
Profit For the Year		13005.83
Bond Redemption Reserve Written Back		0.00
Profit Available for Appropriation		**13005.83**
Appropriation :		
Final Dividend		2835.00
Tax on Dividend		0.00
Transfer To Contingency Reserve		1782.44
Reserve For R&D		0.00
General Reserve		8388.39
		13005.83

The Schedules referred to above form an integral part of the Profit & Loss Account.
This is the Profit & Loss Account referred to in our report of even date

(S.C.Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

For V.K.VERMA & Co.
Chartered Accountants

(R.S.P.Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

(Pradeep Verma)
Partner

Place : New Delhi
Date : 25.07.2002

0068

SCHEDULES FORMING PART OF BALANCE SHEET
SCHEDULE - A

Share Capital

	As at 31.3.2002 (Rs.in Million)
AUTHORISED CAPITAL 80,00,00,000 Equity Shares of Rs.10/- each	9000.00
ISSUED SUBSCRIBED AND PAID UP CAPITAL 63,00,00,000 Fully paid Equity Shares of Rs. 10/- each	6300.00
Out of the above shares i) 59,99,98,400 Equity Shares are allotted as fully paid up pursuant to a contract without payment being received in cash out of which 35,43,72,740 Shares are held by the Government of India ii) 3,00,00,000 Equity Shares are allotted as fully paid up represented by Global Depository Receipts through an International Offering in US Dollars.	
	6300.00

SCHEDULE - B

	As at 1.4.2001 Rs in Million	Addition during the year Rs in Million	Deduction during the year Rs in Million	As at 1.4.2002 Rs in Million
Bonds Redemption Reserve	0.00	0.00	0.00	**0.00**
Bonds Redemption Reserve(Prev.Yr)	(0)	(0)	(0)	**0.00**
Share Premium	6650.05			**6650.05**
Share Premium(Prev.Yr)	(6650.05)	(0)	(0)	**(6650.05)**
General Reserve	60873.44	8388.39	4256.85	**65004.98**
General Reserve(Prev.Yr)	(58253.77)	(6199.66)	(3580)	**(60873.43)**
Reserve For Contingencies	9350.00	1782.44		**11132.44**
Reserve For Contingencies(Prev.Yr)	(0)	(9350)	(0)	**(9350.00)**
Reserve For Research & Development	308.00			**308.00**
Reserve For Research & Development(Prev.Yr)	(0)	(308)	(0)	**(308.00)**
Total	**77181.49**	**10170.83**	**4256.85**	**83095.47**
	(64903.82)	(15857.66)	(3580.00)	(77181.48)

0069

SCHEDULE - C
Unsecured Loans

	As at 31.3.2002 (Rs.in Million)	As at 31.3.2001 (Rs.in Million)
Bonds-Series Twelve (Notes b,d & e)		
5 years 17% (Taxable) redeemable (Non-cumulative) bonds of Rs.1000/- each		
5 years 17% (Taxable) redeemable (Non-cumulative) bonds of Rs.100000/-each	0.00	1620.00
	0.00	1620.00
Bonds - Series Thirteen (Notes c & f)		
5 years 15% (Taxable) Redeemable (Non-cumulative) bonds of Rs.1,00,000/-each (Redeemable on 1.3.2002)	0.00	1000.00
	0.00	1000.00
Bonds - Series Fourteen (Notes b, d & g)		
5 years 11.75 % (Taxable) redeemable (Non cumulative) bonds of Rs.100000/- each	9000.00	9000.00
5 years 10.75 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	5090.00	5090.00
5 years 11% (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	2100.00	2100.00
3 years 11 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	10000.00	10000.00
	26190.00	26190.00
Loan Fund	11.47	0.00
GRAND TOTAL	26201.47	28810.00

Notes:

a) Instalments due for repayment within one year Rs.10000 Million (Nil)
b) Bonds were issued by private placement.
c) Bonds guaranteed by undertaking from Department of Telecommunications (Govt. of India) both as to repayment of principal and interest upto 6 months.
d) Bonds guaranteed by Govt. of India both as to repayment of principal and outstanding interest.
e) Redemption date or date on which put /call option is to be exercised if applicable, are as under:

Part	Value of Bonds (Rs. In Million)	Date of Redemption	Date of Put/Call Option
A	7950	20.09.2002	20.09.2002
A	1050	27.09.2002	27.09.2002
B	5090	30.03.2003	30.03.2003
C	10000	31.03.2003	Not applicable
C	2100	31.03.2003	31.03.2003
TOTAL	26190		

SCHEDULE - E
Capital Work-In-Progress

	As at 31.3.2002 (Rs.in Million)
Buildings	1230.93
Apparatus & Plants	1779.29
Lines & Wires	170.60
Cables	4203.60
Subscribers' Installations	323.68
Air Conditioning Plants	93.93
Capital Advance	615.50
Less Provision For Abandoned Works	-439.48
	7978.05

SCHEDULE - F
Investments

Long Term-Non Trade (At Cost)	
Investment in preference share capital of M/s. ITI Ltd.	1000.00
Investment in subsidiary company-MillenniumTelecom Ltd.	
Investment in Joint Ventures United Telecom Ltd.	16.75
	1016.75

SCHEDULE - G
Inventories (At Cost)

Stores and Spares:	
Building Material	0.66
Lines & Wires	46.81
Cables	1574.25
Exchange Equipments	1014.15
Telephone & Telex instruments	393.54
Telephones & Telex Spares	12.74
Instalation Test Equipment	17.43
Mobile Handsets & Sim Cards	5.25
	3064.83
Less: Provision for obsolete stores	**292.09**
	2772.74

MTNL

SCHEDULE -H
Sundry Debtors (Unsecured)*

	As at 31.3.2002 (Rs. in Million)
Outstanding for a Period Exceeding Six Months	
Considered Good	3080.92
Considered Doubtful	3871.58
Other Debts	
Considered Good	4060.19
	11012.69
Less: Provision for doubtful debts	3947.91
	7064.78

* Except to the extent covered by Security deposits from subscribers, amount not readily available.

SCHEDULE - I
Cash & Bank Balances

Cash in hand, including cheques in hand Rs.24.86 Million (Rs.15.63 Million)	98.36
Balance with scheduled Banks*	
On Current account	322.19
In Deposit Account	24033.33
Balance with Non-Scheduled Banks	
In Current Account	9.24
	24463.12
Less: Provision for Doubtful Bank Balances	6.48
	24456.64

*Includes Rs.1072.87Million (Rs.9929.66 Million) held with SBI London from proceeds of G.D.R. Issue.

SCHEDULE - J
Other Current Assets

Unsecured Considered Good

Income Accrued From Services	5819.64
Income Accrued From others	2.99
Interest Accrued on Deposits with Banks, Other Deposits, Loans & Advances	233.09
less Provision for doubtful Income	12.64
	6043.08

0072

SCHEDULE - K

Loans & Advances
Unsecured Considered Good*

	As at 31.3.2002 (Rs. in Million)
Loans to DOT	27190.00
Advance to Subsidiary Company	
Amount Recoverable from BSNL	7868.54
Amount Recoverable from DOT	15577.21
Advances Recoverable in Cash or in Kind	0.00
or for value to be received.	2563.03
Advance Tax	37976.27
Deposits with other Deptt./Companies	328.31
Inter Corporate deposit	0.00
Inter Corporate Loans	173.92
Others	0.00
	91677.28
Less: Provision for Doubtful Advances	256.24
	91421.04

* Except to the extent of doubtful advances recoverable in cash or in kind or for value to be received for which provision has been made.

Note:

Due from an officer of the Company Rs.31360/- (Rs.Nil). Maximum amount outstanding at any time during the year : Rs. 44800/- (Rs. Nil).

SCHEDULE - L

Current Liabilities

Sundry Creditors	4766.46
Advances Received from Customers &	0.00
Others	662.06
Deposits from :	0.00
- Contractors	334.50
- Customers & Others	14060.32
Unclaimed Bonds	12.64
Other Liabilities	6469.21
Interest Accrued & Due on bonds	0.00
Income Received in advance against	0.00
Services	1511.44
Amount Payable to DOT	1341.89
Amount Payable to BSNL	3079.85
Deffered Tax Liabilities	4294.48
Interest Accrued but not due :	0.00
- On Bonds	620.86
- On Deposits	89.25
	37242.96

0073

SCHEDULE - M
Provisions

	As at 31.3.2002 (Rs. in Million)
Pension	14334.90
Leave Encashment	397.72
Gratuity	4062.41
Proposed Final Dividend	2835.00
Income Tax	19377.47
Wealth Tax	45.20
	41052.70

Schedules Forming Part of Profit and Loss Account

SCHEDULE - N
Income from Services

Telephone	55010.63
Telex	96.71
Circuits	955.18
WLL	107.83
Inter connection charges	4129.41
Cellular Services	749.84
Value added and Other Services	388.05
	61437.65

SCHEDULE - O
Other Income

Interest	
From Banks (Tax deducted at source Rs.231.91 Million (Rs212.40 Million)	1474.13
Others	99.09
Sale of Directories,Publications, Forms etc.	13.48
Profit on Sale of Assets	6.82
Liquidated Damages	-47.39
Foreign Currency Fluctuation	469.19
Others	456.58
Bad Debts Written Back	11.56
	2483.46

0074

SCHEDULE - P
Employees' Remuneration and Benefits

	For the year ended 31.3.2002 (Rs. in Million)
Salaries,Wages, Allowances and other Benefits	10299.17
Bonus/ Ex-Gratia	696.68
Leave Encashment	53.36
Pension Contribution	2106.75
Contribution to Provident Fund	147.47
Gratuity	880.03
Staff Welfare Expenses	797.46
Interest on GPF/CPG	57.29
	15038.21
Less :	
Allocation to Capital Work-In-Progress	1030.62
Allocation to DOT for Bond Expenses	2.02
	14005.57

SCHEDULE - Q
Administrative, Operating and Other Expenses

Power & Fuel	1283.72
Rent	553.21
Repairs & Maintenance:	
- Buildings	410.11
- Plant & Machinery	840.75
- Others	395.44
Lease Rentals	221.50
Insurance	135.24
Rates & Taxes	398.25
Commission paid on Franchised Services	2600.63
Advertising Expenses	176.78
Donations	-6.71
Provision for Doubtful Debts including Disputed Bills*	806.01
Bad Debts Written Off	5.17
Provision for Obsolete Stores	102.79
Professional & Consultancy Charges	67.59
Miscellaneous Expenses	1277.10
Loss on Sale of Assets	15.84
Internet charges	
PSTN Charges	149.54
Spectrum Charges(WLL)	1.91
Spectrum Charges(MS)	19.07
Loss of Assets	239.85
	9693.79
Less : Allocation to DOT for Bond Expenses	**9.48**
	9684.31

0075

SCHEDULE - R
Interest :

	For the year ended 31.3.2002 (Rs. in Million)
Interest on :	
Bonds	3030.70
Customers' deposits	49.74
IBRD Loans	6.80
Other Loans	0.22
	3087.46
Less : Allocation to the DOT for interest on Bonds and Loans	3030.70
	56.76

SCHEDULE - S
Prior Period Adjustments

Debits	
Salary, Wages, Allowances & Staff Expenses	27.07
Power & Fuel	16.41
Rent	1.94
Rates & Taxes	1.08
Repairs to Buildings	6.03
Repairs to Plant & Machinery	3.37
Depreciation	18.24
Insurance	0.39
Others	49.63
	124.16
Credits	
Others	45.40
Net Adjustment	78.76

0076

27. Deferred Tax Liability (Net) - AS 22

(Rs. in million)

	Deferred Tax Liability(Asset) As at 1.04.2001	Current Year Charge/(Credit)	Deferred Tax Liability(Asset) As at 31.03.2002
Deferred Tax Liabilities			
Difference between Book and Tax Depreciation	5837.26	405.71	**6242.97**
Total A	5837.26	405.71	**6242.97**
Deferred Tax Assets			
Provision for Doubtful Debts, Advances and Bank Balances	(1215.38)	(285.90)	**(1501.28)**
Provision for Obsolete Stock	(64.41)	(36.70)	**(101.11)**
Disallowance under Section 43 B	(300.62)	(45.47)	**(346.09)**
Total B	(1580.42)	(368.07)	**(1948.48)**
Deferred Tax Liability (A) - (B)	**4256.84**	**37.64**	**4294.48**

Note: As per AS 22 an amount of Rs. 4256.84 Million has been set off against General Reserve as on 01.04.2001 and provision for tax for the year includes Rs. 37.64 Million on account of Deferred Tax Liability.

28. During the year, an amount of Rs.6.71 million has been netted off against Administrative, Operating and Other Expenses. This amount represents donation by the employees to the Prime Minister's Relief Fund. The donation representing the contribution of employees was paid during the previous year by the Company and the same was recovered from the salaries of the employees during the current year. The amount of donation paid by the Company on behalf of employees during the previous year was treated as expenditure and was charged to the Profit and Loss Account.

29. a) The Nigam has not identified the Small Scale Industrial Undertakings (SSIs) as defined under the Industries (Development & Regulation) Act,1951. Hence the disclosure of total outstanding dues to SSIs as well as the names of the SSIs to whom the Nigam owes a sum exceeding Rs.0.01 million which is outstanding for over 30 days, as required by Part I of Schedule VI to the Companies Act,1956 has not been made.

b) The liability for interest, if any, payable in terms of the Interest on Delayed Payments to Small Scale & Ancillary Industrial Undertakings Act, 1993 is not presently determined.

30. In respect of Mumbai Unit, pending final settlement, the Custom Duty refund claim of Rs.53.62 million (Rs.53.65million) Service charges for directories of 1992 issue Rs.0.59 million(Rs.0.59 million) and interest on advance for the above Rs.304.67 million (Rs.232.55 million)have not been accounted for.

31. Information required under Paragraphs 3(x)(a) and 4D(c) of Part II of Schedule VI to the Companies Act 1956 is not ascertainable, since (i) consumption of stores is included under the normal heads of capital expenditure and/or repairs & maintenance, and (ii) the issue of imported and indigenous items are not priced/ identified.

32. Balance Sheet Abstract and Company's General Business Profile - PART IV
Sources of Funds:

i) Registration Details

Registration No. 23501	State Code 55		
Balance Sheet Date	Date	Month	Year
	31	03	2002

ii) Capital raised during the year (Rs. in Million)

Public Issue(GDR)	Nil	Rights Issue	Nil
Bonds Issue	Nil		

iii) Position of Mobilisation and Deployment of Funds (Rs. in Million)

Total Liabilities	**115586**	**Total Assets**	**115586**
Sources of Funds:			
Paid up Capital	6300	Reserves & Surplus	83096
Secured Loans	NIL	Unsecured Loans	26190
Application of Funds:			
Net fixed assets /Capital WIP	61096	Investment	1027
Net Current Assets	53463	Misc. Expenditure	NIL
Accumulated Losses	NIL		

iv) Performance of Company (Rs. in Million)

Turnover	63921	Total Expenditure.	45898
Profit before Tax	18023	Profit After Tax	13085
Earning per share in Rs.	20.65	Dividend Rate	45%

v) **Generic names of three Principal Product/services of Company (as per monetary terms)**

Item Code No. (ITC Code)	NOT AVAILABLE
Product Description	TELEPHONE SERVICE
Item Code No. (ITC Code)	NOT AVAILABLE
Product Description	TELEX
Item Code No. (ITC Code)	NOT AVAILABLE
Product Description	CIRCUITS

33. Previous Years figures have been regrouped /recast to conform to current year's presentation. Amounts in brackets denote the previous year's figures.

34. Schedules "A " to "T" form an integral part of the Balance Sheet and the Profit and Loss Account.

(S.C.Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

For V.K.VERMA & Co.
Chartered Accountants

(R.S.P.Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

(Pradeep Verma)
Partner

Place : New Delhi
Date : 25.07.2002

0078

MAHANAGAR TELEPHONE NIGAM LIMITED

Cash Flow Statement for the year ended 31st March 2002

[Pursuant to Clause 32 of Listing Agreement (s) as (amended)]

	2001-02 (Rs. in Million)	2000-01 (Rs. in Million)
A. Cash Flow from Operating Activities		
Net Profit before Tax and extra ordinary items	18023.15	17,202.20
Adjustment for :		
Prior period adjustment (net)	39.46	(157.04)
Profit on sale of fixed assets	(6.82)	(72.73)
Loss on sale of fixed assets	15.84	3.77
Depreciation	8164.56	7692.46
Interest cost	7.02	83.03
Interest income	(1573.22)	(1793.04)
Operating cash profit before working capital changes	24669.99	22958.65
Adjustment for :		
Trade and other receivables	(13116.45)	(267.02)
Investments	90.54	(212.46)
Trade and other payables	12859.57	4,984.88
Cash generated from operations	24503.65	27464.05
Direct taxes paid	(8732.32)	(7933.02)
Net Cash Flow from Operating Activities	15771.33	19531.03
B. Cash Flow from Investing Activities		
Purchase of fixed assets (including capital W.I.P.)	(11592.14)	(10156.58)
Sale of fixed assets	740.44	47.86
Interest received	1631.89	1731.21
Investment in MTL, joint venture UTL and ITI	(1026.75)	-
Net Cash Flow from Investing Activities	(10246.56)	(8377.51)
C. Cash Flow from Financing Activities		
Repayment of laons	(2624.97)	(2342.46)
Dividend paid (Including tax)	(3124.17)	(2167.20)
Interest paid	(157.45)	(166.33)
Net Cash Flow from Financing Actitivities	(5906.59)	(4675.99)

D.	**Net Increase/Decrease in Cash and Cash Equivalents**	**(381.82)**	6477.53
	Cash and cash equivalent as at the beginning of the year	**24828.34**	18350.81
	Cash and cash equivalent as at the end of the year	**24446.52**	24828.34

Note :-

1. Cash & cash equivalent as at the beginning & at the end of the year includes exhcange rate gain amounting to Rs.0.37 million (Prev. Yr. Rs.25.82 million) & Rs.4.42 million (Prev. Yr. Rs.0.37 million) respectively.
2. Previous year figures have been regrouped wherever necessary.

(S.C.Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

(R.S.P.Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

Place : New Delhi
Date : 28.08.2002

AUDITOR'S CERTIFICATE

We have verified the above cash flow statement of Mahanagar Telephone Limited for the year ended 31st March 2002. The statement has been prepared by the company in accordance with the requirement of clause 32 of Listing Agreement with the Stock Exchanges and is based on and in agreement with the corresponding Profit & Loss Account and Balance Sheet of the Company covered by our report of 25th July 2002 to the Members of the Company.

For **V. K. Verma & Co.**
Chatered Accountants,

(Pradeep Verma)
Partner

Place : New Delhi
Date : 20.08.2002

0080

ADDENDUM TO DIRECTORS' REPORT

Replies of Management to Auditors Report information/explanation with regard to observation/ qualification started in Auditors Report is given below:-

Auditors' Observation	Reply of Management
i) The Company has not entered into any formal agreement for revenue sharing arrangement with Bharat Sanchar Nigam Limited. Pending agreement with BSNL, the Company has changed its method of computation of revenue sharing payable to BSNL which was hitherto calculated by applying certain percentages to the prescribed category of income from services. Consequently, the revenue sharing for the year is lower by Rs.4599 Million. We are unable to verify the computation of Revenue Sharing.	The matter has been taken up with Bharat Sanchar Nigam Ltd. The signing of final agreement is in the final stage. However, the revised method for calculation of revenue sharing has been agreed in principle by BSNL.
ii) The Company in accordance with the directive received from DOT under revenue sharing formulae has computed license fees payable to DOT @ 12% of adjusted Gross Revenue, which was hitherto calculated @ Rs. 900 per DEL. Consequently the license fees for the year is higher by Rs.2831.3 Million. (Refer Note 17(b) in Schedule - T)	The issue relating to provision of enhanced licence fee w.e.f. 1.4.2001 has been taken up with DOT. Confirmation from DOT is still awaited.
iii) Based on the legal opinion received by the Company, the management is claiming benefit under Section 80 IA of the Income Tax Act, 1961 on the basic telecommunication services provided. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the accounting year 1999-2000, 2000-2001 and for the current year was made after considering such benefit. However, the company has not written back any amount from the provision for the financial years 1997-1998 and 1998-1999. Further, the Company had revised its income tax return for the financial year 1997-1998 and filed the return for financial year 1998-1999,1999-2000 and 2000-2001 after considering benefit under Section 80 IA of the Income Tax Act, 1961. In case, the benefit under Section 80 IA of the Income Tax Act is finally accepted, the provision for the taxation for the two years will be rendered excess to the extent of Rs.7442.80 million. In the event of the tax benefit claimed by the Company under Section 80 IA not being finally accepted by the Income Tax authorities, profit for the year would be lower by Rs1782.44 million and provision for taxation as at 31st March, 2002 would be higher by Rs.11132.44 million. In case the claim is accepted by the Income-Tax authorities, provision for taxation and reserves as at 31st March, 2002 would be lower and higher by Rs.7442.80 million and provisions for taxation as	The provision for income tax has been made considering the claim of benefit u/s 80 IA of the Income Tax Act. Contingencies Reserve by transferring the difference of tax liability between claim u/s 80 IA and without considering the benefit u/s 80 IA from the Profit available for apportionment has been created for Contingency arising out of an unlikely adverse decision against the company.

at 31st March 2002 would be higher by Rs.11132.44 million. In case the claim is accepted by the Income Tax authorities, provisions for taxation and reserves as at 31st March 2002 would be lower and higher by Rs.7442.80 million.

iv) During the year the Company has lodged claims pertaining to pension and gratuity liability in respect of the absorbed employees as at 31st October 1998 valued at Rs. 9469.95 millions and Rs. 2230.54 millions respectively. Pending final acceptance of the claim, the same has been accounted as Claims Recoverable from DOT. (Refer note no 5)

This is being pursued with DOT.

v) The following mentioned practice and procedures followed by the Company in respect of fixed assets, in our opinion, are not in accordance with the Accounting Standard -10 on 'Accounting for Fixed Assets' issued by the Institute of Chartered Accountants of India.

a) The cost of stores and materials issued is charged to the project or revenue job for which it is initially issued, without adjustment for subsequent transfer of stores and materials between different projects/purposes.

b) The overheads are allocated as a percentage of capital expenditure prescribed by DOT and not on the basis of directly allocable costs.

c) Expenditure on replacement of cables, apparatus and plants, telephone instruments and rehabilitation work is capitalized as stated in significant accounting policy. This being a technical matter, we have placed reliance on the opinion of the management. In many cases, the replacement cost of existing fixed assets have been capitalized without any adjustment of relevant cost and written down value of discarded assets from the fixed assets block.

d) The Installation Charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

e) Liquidated damages from suppliers/ contractors for capital projects/ works are accounted as income and not adjusted against the cost of the related fixed assets.

The resultant impact of the above on the value of fixed assets, Depreciation and the value of Capital Work in Progress is not presently ascertainable.

MTNL has been following Dot/Govt. procedure in respect of accounting of fixed assets, which is in variance. The matter is under review by the Company. Necessary action will be taken on the basis of review.

vi) a) Amount recoverable on current account from DOT Rs15577.21 million and amount payable on current account to DOT Rs.1341.89 million i.e. net recoverable

The process of reconciliation of accounts between DOT and MTNL is an on going issue and currently is under progress. Necessary entries, if any, arising out of this reconciliation would be passed after

0082

Rs14235.32 Million are subject to reconciliation and confirmation and consequent adjustments.	confirmation.
b) Amount recoverable on current account from BSNL Rs.7868.54 million and amount payable on current account to BSNL Rs.3079.85 million i.e net recoverable 4788.69 are subject to reconciliation and confirmation and consequent adjustments	This is being pursued with BSNL.
c) Provision has been made in the accounts for the pension and leave encashment liability in respect of staff on deemed deputation from DOT as stated in Significant Accounting Policy in Schedule T, without determination of the actuarial valuation.	The provision has been made as per Govt. Rules.
The final impact if any, of the above on the accounts is not presently ascertainable.	
vii) The balance in Subscriber's Deposit Accounts Rs.14060.32 Million, interest accrued/due thereon Rs.89.25 Million are subject to reconciliation with respect to subsidiary records. Further, receipts from subscribers to the extent of Rs.1059.64 Million are pending allocation to the concerned debtors. In respect of Mumbai Unit, there is year-end difference of Rs.123.52 Million between the sundry debtors control accounts and the subsidiary records. The impact of this on the accounts is not presently ascertainable.	The reconciliation is in progress.
viii) Provision have not been made in respect of: -	
a) Stamp duty payable on registration of properties acquired by/vested in the Company - amount unascertainable.	This is being pursued with DOT.
b) Lease Rent payable in respect of certain leasehold properties where the amount is not yet finalized. Amount not ascertainable.	The management felt no provision is required against this case.
c) Rs.4.34 Million receivable from Electronics Corporation of India Ltd., which includes liquidated damages Rs.0.27 Million which is unpaid since several years.	No provision need to be made as the matter is under arbitration.
d) Rs 6.98 Million paid towards the acquisition of land pending adjustment for over three years.	Management felt that no provision is required to be made.
e) Liquidated damages aggregating Rs.33.93 Million refundable to ITI Limited, in terms of a directive from DOT, pending approval of the Board of Directors of the Nigam.	The matter is being reviewed by the Management.
f) Rs.27.71 Million recoverable from Hindustan Cables Limited advanced during the period prior to 1999-2000.	The matter is under review by the Management.
g) Gratuity for employees on deemed deputation	As per Govt. Rule, no provision is required to be made.

from DOT.

h) Claims in respect of pending disputes with publishers of telephone directories.

Management felt that no provision is required to be made.

i) Liability of interest, if any, payable in terms of the Interest of Delayed Payments to Small Scale and Ancillary Industrial Undertakings Act, 1993.

There is no case for delayed payment to Small Scale and Ancillary Industrial Undertakings, hence no provision has been made.

j) Materials given on loan basis Rs.11.68 Million and Materials supplied Rs.3.45 Million.

No provision is required to be made.

ix) We are unable to express an opinion on the cancellation of the VI series bonds of Rs.1699.47 Million and non provision of interest and other liabilities thereon, pending settlement of legal disputes. The impact of this on the accounts is not presently ascertainable.

The cumulative impact of the observations on the results for the year and on the reserves of the Company, though not presently ascertainable, may possibly be material.

The management is of the opinion that no such liability is due in this issue.

x) During the year, an amount of Rs.6.71 Million has been netted off against Administrative, Operating and Other Expenses. This amount represents donation by the employees to the Prime Minister's Relief Fund. The donation representing the contribution of employees was paid during the previous year by the Company and the same was recovered from the salaries of the employees during the current year. The impact in the accounts during this year was reduction of the administrative, operating & other expenses by Rs.6.71 Million.

Noted

7. The Company has not made following disclosures required under Schedule VI to the Companies Act, 1956 as per references given after each item

a) Consumption of stores and spares [Para no. 3 (x)(a) of Part II]

b) Consumption of imported and indigenous stores and spares and percentage to the total consumption [Para no. 4 D(c) of Part II]

c) Outstanding dues to Small Scale undertakings & details regarding the same [Part I]

The process of obtaining exemption from the Department of Company Affairs is in progress,

For and on behalf of the
Board of Directors

(NARINDER SHARMA)
Chairman & Managing Director

Place : New Delhi
Date : 20.08.2002

0084

MTNL

कार्यालय

महानिदेशक लेखापरीक्षा, डाक व दूरसंचार

शाम नाथ मार्ग (समीप पुराना सचिवालय) दिल्ली - 110 054

OFFICE OF THE

DIRECTOR GENERAL OF AUDIT, POST AND TELECOMMUNICATIONS

Sham Nath Marg (Near Old Secretariat) Delhi - 110 054

सत्यमेव जयते

Confidential
No. RR Coml./MTNL A/cs/2001-2002/516
Date : 05.09.2002

To,

The Chairman and Managing Director,
Mahanagar Telephone Nigam Limited,
New Delhi.

Subject : Comments of Comptroller and Auditor General of India under Section 619(4) of the Companies Act, 1956 on the accounts of Mahanagar Telephone Nigam Limited for the year ended 31st March 2002.

Sir,

I am to forward herewith the comments of the Comptroller and Auditor General of India under Section 619(4) of the Companies Act, 1956 on the annual accounts of Mahanagar Telephone Nigam Limited for the year ended 31st March 2002 along with 'Review of Accounts'.

The Comptroller and Auditor General of India has decided that 'Review of Accounts' by the Comptroller and Auditor General of India as enclosed may please be published as an annexure to the Director's Report. If this arrangement is not acceptable to the Company, the Review will have to be treated as the Comptroller and Auditor General's comments under Section 619(4) of the Companies Act, 1956 and it will be an addition to the comments sent herewith.

Kindly acknowledge receipt.

Yours faithfully,

(Kanwal Nath)
Director General of Audit (P & T)

Encl (s) : As above.

ANNEXURE TO DIRECTORS' REPORT

COMMENTS OF THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619(4) OF THE COMPANIES ACT, 1956 ON THE ACCOUNTS OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE YEAR ENDED 31ST MARCH 2002.

A. BALANCE SHEET

1. Fixed Assets (Schedule 'D')

Gross Block	**Rs.117322.24 million**
Net Block	**Rs.53117.98 million**

i) Gross Block of fixed assets was under stated by Rs. 225.33 million due to :

a) Non-capitalization of Apparatus & Plants and civil works valued Rs.209.94 million which were completed and commissioned during 2001-02 or earlier in Delhi & Mumbai Units. This resulted in understatement of Gross Block of Fixed Assets by Rs.209.94 million with a corresponding overstatement of Capital-Works-in-Progress (WIP). Consequently, the depreciation was understated by Rs.21.17 million (including prior period depreciation of Rs.1.22 million) and overstatement of profit for the year by Rs.19.95 million with overstatement of profit carried to Balance Sheet by Rs.21.17 million.

b) Non-capitalization of cable works valued at Rs. 15.39 million, which were commissioned during 1999-2002 by Delhi unit but were lying in WIP. Considering these cable works as works abandoned, 100 percent provision for the same has also been made during current year. This resulted in understatement of Gross Block by Rs. 15.39 million and overstatement of capital WIP by the same amount. The depreciation was understated by Rs.3.85 million (including prior period depreciation of Rs.2.42 million) and provision for works abandoned was overstated by Rs.15.39 million. Consequently, profit for the year was also understated by Rs.13.96 million and profit transferred to Balance Sheet has been understated by Rs.11.54 million.

ii) Gross Block includes Rs. 5.61 million on account of expenditure incurred on maintenance work carried out during 2000-01 or earlier in Delhi Unit and during 2001-02 in GSM Mumbai Unit. This has resulted in overstatement of Gross Block by Rs. 5.61 million, understatement of Administrative, Operating & Other Expenses by Rs. 1.56 million, understatement of Current Liability by Rs.4.00 million, understatement of Employees Remuneration & Benefits by Rs. 0.05 million with overstatement of depreciation by Rs. 0.24 million (including prior period depreciation of Rs.0.02 million). Consequently, profit is overstated by Rs. 1.39 million and profit transferred to Balance Sheet has been overstated by Rs. 1.37 million.

iii) Gross value of Apparatus & Plant of scrapped Exchange relating to Mumbai unit was short withdrawn from the Gross Block by Rs.8.28 million and Accumulated Depreciation by Rs.7.86 million. This has resulted in understatement of Scrapped Assets by Rs.0.42 million and overstatement of Gross Block and Accumulated Depreciation by Rs.8.28 million and Rs.7.86 million, respectively.

iv) Para 1 of the Annexure to Auditor's Report refers to the maintenance of records of fixed assets etc. According to the Accounting Policy of the Company, fixed assets are to be physically verified once every three years by rotation. However, Land & Buildings, which were stated to have been physically verified in the previous year, were still not completely verified despite assurance given in the previous year to the extent of Rs.2492.50 million in Delhi unit alone. Further, Apparatus & Plants, Computers and Vehicles valued at Rs. 7541.90 million have remained unverified during the year in Delhi unit and Corporate office alone.

0086

2. Capital Works-in-Progress (Schedule 'E') Rs.7978.05 million

i) Above includes Rs.18.86 million on account of expenditure incurred on maintenance works carried out by Delhi Unit during 2000-01 or earlier resulting in overstatement of Capital WIP by Rs.18.86 million, understatement of Administrative, Operating & Other Expenses by Rs. 17.15 million alongwith understatement of Employees Remuneration & Benefits by Rs.1.71 million. Consequently, profit is overstated by Rs. 18.86 million.

ii) Above includes Rs. 17.60 million on account of works relating to shifting of utilities by Delhi Unit at the site of Ashram Chowk Fly-Over constructed by M/s NTBCL, besides capitalization of part of this work valued Rs.0.70 million on 31 March, 2002. This work was a contributory work and according to accounting practice followed by the Company its cost was to be recovered from the work requisitioning authority and was not to be capitalized or shown under Work-in-Progress. This resulted in understatement of claims recoverable by Rs.18.30 million and overstatement of Work-in-Progress as well as fixed assets by Rs. 17.60 million and Rs. 0.70 million, respectively.

iii) Above includes Rs.1.40 million incurred by Mumbai Unit towards Facility Management of billing system & mediation system for the period from April 2002 onwards, resulting in overstatement of Work-in-Progress by Rs.1.40 million and current liabilities by the same amount.

3. Inventories (Schedule 'G') Rs.2772.74 million

Provision for obsolete stores Rs.292.09 million

i) Inventory amounting to Rs. 13 million relating to Mumbai Unit included under provision for obsolete stores has not been included in the inventory against which the provision was made resulting into understatement of inventory and profit by Rs 13 million each.

ii) Inventory includes Cables valued at Rs 62.80 million relating to Delhi Unit, valuation of which has been taken on estimated basis instead of weighted average method which is in contravention to the Accounting Policy No. 3 of the Company relating to valuation of inventories (Schedule T).

4. Sundry Debtors (Schedule 'H') Rs. 7064.38 million

Provision for doubtful debts Rs. 3947.91 million

The provision for doubtful debts does not include Rs. 32.60 million relating to Sundry Debtors of GSM Mumbai Unit, the recovery of which is doubtful. Hence, the provision of doubtful debts was understated to the extent of Rs.32.60 million and profit overstated by the same amount.

5. Cash & Bank Balances (Schedule 'I') Rs. 24446.51 million

At the end of year, although five revenue collecting areas of Delhi Unit had cheques worth Rs.27.11 million in hand, the same were shown as deposited in Bank. This resulted in understatement of cash in hand (including cheques in hand) and overstatement of balance with Scheduled Bank in Current Account by Rs. 27.11 million.

6. Other Current Assets (Schedule 'J') Rs.6043.08 million

(Unsecured Considered Good)
Income Accrued from Services Rs.5819.64 million
Provision for doubtful income Rs.12.64 million

i) Income accrued from services and provision for doubtful income represent income (and provision thereon) from regular services which remained un-recovered at the end of current year from regular customers due to non-raising of bills. As this is income from regular services due from regular customers, the same should have been included in Sundry Debtors and provision thereon should have been included in provision for doubtful debts (along with a footnote explaining that Sundry Debtors include Rs.5819.64 million, the bills for which were issued after 31 March, 2002 and Provision for Doubtful Debts does include provision of Rs.12.64 million against these Sundry Debtors which were doubtful of recovery). This resulted in understatement of Sundry Debtors as well as Provision for doubtful debts by Rs.5819.64 million and Rs.12.64 million, respectively and overstatement of other current assets (income accrued from services) as well as Provision for doubtful income by Rs.5819.64 million and Rs.12.64 million, respectively.

ii) Contrary to the provisions of Accounting Standard 5 issued by the Institute of Chartered Accountants of India, an amount of Rs.40.96 million, which had been accounted as interest recoverable from Hindustan Cables Limited (HCL) in the previous year, has been transferred to prior period adjustment, treating the interest recoverability as uncertain. The treatment of transferring the amount as prior period adjustment is irregular as :
- A fresh purchase order was issued to HCL during December 2001.
- There is an assurance from Government of India about the payments.
- The decision to treat the interest as uncertain was taken in the current year and therefore, did not attract the provisions of AS -5 for its treatment as prior period item.

This has resulted in understatement of Other Current Assets and overstatement of Prior Period adjustment with corresponding understatement of profit carried to balance sheet by Rs. 40.96 million.

7. Loans and Advances (Schedule 'K') Rs.91432.52 million

Amount recoverable from DoT Rs.15577.21 million

i) Due to non claiming of Rs.20.91 million relating to the payment of CGEIS made by the Company on behalf of DoT, the amount recoverable from DoT is understated by Rs.20.91 million, Employees Remuneration and Benefits is overstated by Rs.20.91 million and provision for tax is understated by Rs.7.47 million. Consequently, profit is also understated by Rs.13.44 million.

ii) As per Part-I of Schedule VI of the Companies Act 1956 Loans and Advances should be classified separately in the Balance Sheet with classification similar to that of Sundry Debtors with regard to their being secured and unsecured, considered good and considered doubtful and further classifying them age wise. However, the Loans and Advances have not been classified with regard to their age, which is in contravention of this requirement of the Companies Act 1956.

8. Current Liability (Schedule 'L') Rs.37242.92 million

i) Incorrect adjustment of Advance of Rs.77.95 million against the claims payable to ITI Limited, resulted in understatement of Current Liability as well as Current Assets by Rs.77.95 million respectively.

ii) Above does not include Rs.46.16 million, in respect of Corporate Office, due to non-provision of liability payable to M/s Bhagyanagar Metals Ltd. on account of Arbitration Award. This has resulted in understatement of Current Liability as well as expenditure by Rs.46.16 million and overstatement of profit by the same amount.

B. PROFIT & LOSS ACCOUNT

9. Income from services (Schedule 'N') Rs.61437.24 million

i) In Delhi unit the 30 per cent concession in respect of call charges, effective from 1 April, 2000 to 31 March, 2002 in terms of DoT instructions dated 21 August, 2000, was not passed on to the Free Phone Subscribers.

This resulted in overstatement of income and profit by Rs.8.70 million each and understatement of liability towards Subscribers by Rs. 8.70 million.

ii) As a result of not giving benefit of automatic rent rebate, although codified, amounting to Rs.75.77 million to the 9,38,354 telephone subscribers whose telephones remained faulty for a continuous period for 7 days or more during 1997-98 to 2000-01 in Delhi Unit, there was overstatement of income by Rs.75.77 million and understatement of liability by Rs.75.77 million. Consequently profit is overstated by the same amount (Rs.75.77 million).

10. Other Income (Schedule 'O') **Rs.2483.46 million**

Liquidated Damages **Rs. 47.39 million**

Above Liquidated Damages (LD) include a minus amount of Rs.12.90 million relating to Delhi Unit, which was arrived at after adjusting the amount of LD of Rs. 57.20 million paid from the amount of LD of Rs. 44.30 million received from contractors. Such netting of the amount paid and received of LD is against the accepted Accounting Principles and has resulted in understatement of income as well as expenditure by Rs.57.20 million, each.

11. Employees Remuneration & Benefits (Schedule 'P') **Rs.14004.89 million**

Above includes Rs.174.50 million towards interest paid on General Provident Fund (GPF) balances of the MTNL optees employees of Mumbai Unit, kept by the Company itself, which cannot be construed as staff welfare expenses. The amount should have been correctly classified under Schedule R as Interest Payment. The period of November 1998 to March 2002 to which the interest amount pertains, should also have been disclosed.

12. Prior Period Adjustment (Schedule 'S') **Rs.78.76 million**

i) The above does not include 'other income' of Rs.6.71 million on account of recovery from employees of employees contribution towards P.M. Relief Fund which is wrongly credited to Expenditure in current year in Corporate Office. This has resulted in understatement of Administrative, Operating and other expenses as well as understatement of Prior Period income by Rs.6.71 million and profit is overstated by the same amount

ii) The above is understated by Rs.2.90 million on account of Non-inclusion of GPF interest liability for the period 1 November, 1998 to 31 March, 2001, in respect of Delhi Unit. Consequently, Current Liabilities (Other Liabilities) have been understated and profit carried over to Balance Sheet has been overstated by Rs. 2.90 million, each.

C. GENERAL

13. Statutory Auditor's Report to the Shareholders

A reference is invited to Para 6 (v) (e) of Statutory Auditor's Report regarding wrong accountal of liquidated damages recovered from Suppliers/Contractors as income and non-adjustment of the same against the cost of the related Fixed Assets. As per the opinion of Expert Advisory Committee of ICAI, contained in Compendium of opinion (Volumes - XI & XIII), such liquidated damages/penalties should be accounted as income separately, in the profit and loss account, and are not to be adjusted in the cost of the relevant assets. Thus, the above observation of the Statutory Auditor regarding non-adjustment of liquidated damages against the cost of the related fixed asset by the Company, is incorrect.

14. Accounting Policies & Notes to Accounts (Schedule-'T')

14.1 Significant Accounting Polices

i) In accordance with Accounting Policy 2(v)(b), 100 per cent depreciation is being charged on assets of small value, other than those forming part of project, the cost of which is below Rs.0.01 million in respect of Apparatus &Plants, Training equipment and Testing equipment and Rs. 0.20 million in respect of partitions. This was in contravention of provision of Schedule XIV of Companies Act, 1956 wherein it has been stipulated that depreciation @ 100 per cent should be charged only on Assets, whose actual cost does not exceed Rs.5000. In respect of Mumbai Unit this has resulted in overstatement of depreciation by Rs 7.34 million. Consequently, Profit as well as Net Assets have been understated by Rs 7.34 million. However, the financial impact of the same in respect of other units of the Company could not be calculated in the absence of relevant details.

The deviation from provisions of Schedule XIV of the Companies Act, 1956 along with its financial implications, has also not been disclosed in the Accounts by the Company.

ii) A reference is invited to Accounting Policy No. 1 (vii) relating to prior period items wherein it is mentioned that "income from services" and "other income and expenditure up to Rs. 0.10 million" relating to prior period are not disclosed as prior period items. This Accounting Policy is in contravention of Accounting Standard -5 issued by the ICAI which prescribes that only that income or expenditure which arises in the current period as a result of errors or omissions in preparation of financial statements of previous periods is to be accounted as prior income or expenditure. The financial implications of non-accounting of prior period income/expenditure as per Accounting Standard -5 could not be worked out, as the details of such income or expenditure were not furnished by the Management.

iii) The Company has made 100 per cent provision against those Capital Works-in-Progress which have remained abandoned for more than three years. However, the Company has not disclosed this as Accounting Policy.

14.2 Notes to Accounts

i) As disclosed in Note 2(a) estimated amount of contracts remaining to be executed and not provided for amounted to Rs.2099.69 million. This does not include capital commitment amounting to Rs.25.26 million relating to Delhi unit.

ii) Notes relating to Land and Buildings capitalised but pending registration/legal vesting (Note 11 a), receipts from subscribers pending allocation to debtors (Note 13) and excess in the balance of Sundry Debtors as per subsidiary reports over the balance as per control account in the general ledger (Note 16) have been appearing continuously in the Company's accounts for a number of years.

Despite assurance given by the Management during the Accounts-2000-2001, these deficiencies were not removed. The above may have material financial implications.

iii) Disclosure to the effect that Rs.3.48 million is lying in Current Account with the Vaish Co-operative Bank limited, which is not a scheduled Bank, has not been made in Note No.20 (d). This is in contravention to the mandatory requirement of Part-I of Schedule-VI to the Companies Act 1956.

(iv) A reference is invited to comment 6 (iii) of C & AG of India on the accounts of the Company for the year ended 31 March 2001 regarding non-reconciliation of exchange wise total outgoing metered calls with the calls billed and taken into account. In view of repeated comment of C & AG of India on the accounts in last three years (1998-99 to 2000-01), a task force was set up by the Company during the current year to reconcile the difference between metered calls and billed calls but report of the task force was still awaited. Hence, the completeness of the bills raised vis-à-vis calls metered is not verifiable even during the current year. To that extent the correctness for provision for revenue sharing also remains unascertainable.

v) The billing in the Mobile Services Billing System is done on the basis of Call Data Records (CDRs), which are generated in the switch, in respect of each call made from or to a mobile connection. The CDRs are received in the Billing System from the switch, and each CDR is processed there to obtain various information encoded in its various fields. However, this happens in respect of only those CDRs which are received properly, are complete, and for which subscriber account exists in the Billing System's database. All other CDRs, which could not be processed due to any reason, are accumulated in a "suspense" pool. Any suspended CDR, which is there in the system at the end of any financial year, is not accounted for in the Accounts by the GSM units of the Company. As a result, the revenue in respect of suspended CDR which remained unaccounted has not been disclosed.

vi) The sub-groupings of expenditure under Schedule Q (Administrative, Operating & Other Expenses) relating to GSM, Mumbai unit were not done so as to present the significant items appropriately. Rent (on buildings) includes rent & rates of Rs. 18.80 million for leased lines and PSTN charges of Rs 49.10 million; Miscellaneous Expenses included Rs 26.80 million towards Advertisement expenditure and Rs. 21.60 million towards Roaming Service payments, which should have been disclosed separately in Schedule 'Q'.

vii) The fact of capitalisation of expenditure of unsanctioned capital works of Rs 2783.30 million and incurring of further expenditure of Rs 230.20 million against unsanctioned capital works in Delhi unit have not been disclosed. Further, the fact that expenditure of Rs 8743.50 million was incurred in excess of sanctioned amount by Delhi unit has also not been disclosed.

viii) The Company redeemed on 30 March, 2002 the bond money of Rs.1000 million raised earlier on behalf of and for the use of Department of Telecommunications (DoT) but the said amount has not yet been paid by DoT to the Company. This factual position has not been disclosed in the Accounts.

ix) Other income includes Rs.119.10 million towards write back of excess leave salary provision provided in the earlier year in Mumbai Unit. This has not been disclosed in the accounts.

x) A reference is invited to Note No.17 (b) of Notes to Accounts (Schedule 'T') and Para 6(ii) of the Auditor's Report regarding provision for Licence Fee for Basic Telephone Services payable to DoT @12 per cent of Annual Adjusted Gross Revenue, which was earlier calculated @ Rs.900 per DEL. According to the claim by DoT the proportionate Licence Fee due is Rs.3454.62 million for the year 1999-2000 and Rs.5965.13 million for the year 2000-2001. Against this, the Licence Fee paid by the Company - (at the old rates of Rs.900 per DEL) is Rs.2198.37 million and Rs.3615.30 million, respectively. According to the letter of DoT of September 2001, the date of effect of the revised licence fee would be the same as the date of effect of network utilisation charges receivable by the Company. The Company has neither made any provision for the balance amount payable to DoT, i.e., Rs 1256.25 million for the year 1999-2000 and Rs 2349.83 million for the year 2000-2001 nor has it disclosed the impact of the letter from DoT alongwith financial implications. To this extent, Para 6(ii) of the Auditor's Report is also deficient.

xi) The Company has made investment in shares of ITI Limited (Rs. 1000 million), Millennium Telecom Limited, a subsidiary company, (Rs. 10.02 million) and United Telecom Limited, a joint venture, (Rs. 16.75 million). However, the disclosure of these investments with regard to nature, class, whether partly paid or fully paid etc., as required under Part-I of Schedule -VI to the Companies Act 1956, has not been made in all cases.

15. Implementation of Management assurances given during previous year's accounts audit.

a) In respect of the Delhi unit cases of non-capitalization of Rs. 205.60 million pointed out during audit of accounts of the previous year (2000-01), Management assured to take necessary action during 2001-02. However, it was noticed that out of above, adjustment of capitalization could be made only for Rs. 103.30 million, during the current year. The balance cases of Rs. 102.30 million were still to be capitalized.

b) It was assured by the Management during previous year to review the policy for making provision for Doubtful Debts towards Sundry Debtors of less than three years, but no action has been taken so far.

c) Rehabilitation work valued at Rs.10.90 million relating to Delhi unit has not been capitalized till date, although so assured by the Management during previous year.

d) Subscriber installation works in Delhi unit valuing Rs. 24.81 million, which were capitalized wrongly in the previous year, were not transferred to maintenance expenditure as assured by the Management during previous year.

16 Internal Control

i) The Billing System at GSM Mumbai unit started generating bills from May 2001 although the Dolphin service commenced in February 2001. The main reason for the non-billing of connections was delay in creation of subscriber data in the billing system. Besides, there was no clear cut policy in regard to disconnection and termination of contracts for non-payment of bills and disconnection was not carried out regularly resulting in accumulation of outstanding dues.

This indicates inadequate internal control.

ii) In Mumbai unit, Sundry Creditors ledger is not maintained resulting in lack of internal control, to ensure the correctness of provision for outstanding liabilities and obtaining the confirmation of balances from Sundry Creditors.

The impact of the above comments on the Company's accounts is understatement of profit to the extent of Rs.48.74 million and overstatement to the extent of Rs.210.14 million.

(KANWAL NATH)
DIRECTOR GENERAL OF AUDIT (P&T)

REVIEW OF ACCOUNTS OF MAHANGAR TELEPHONE NIGAM LIMITED FOR THE YEAR ENDED 31ST MARCH 2002 BY THE COMPTROLLER AND AUDITOR GENERAL OF INDIA

Note: Review of Accounts has been prepared without taking into account comments under Section 619(4) of the Companies Act, 1956 and qualification contained in the Statutory Auditor's Report.

1. FINANCIAL POSITION

The table below summarizes the financial position of the company under broad heading for the last three years.

(Rs. in crores)

	1999-2000	2000-01	2001-02
Liabilities			
a) Paid up capital	630.00	630.00	630.00
i) Government of India	354.38	354.38	354.38
ii) Others	275.62	275.62	275.62
b) Reserves and Surplus			
i) Free Reserves & Surplus	5825.38	6087.34	6500.59
ii) Share premium account	665.00	665.00	665.00
iii) Capital Reserves	-	-	-
iv) Bond Redemption Reserve	-	-	-
v) Reserve for contingencies	-	935.00	1113.24
vi) Reserve for Research & Development	-	30.80	30.80
c) Borrowings			
i) From Govt. of India	-	-	-
ii) From Financial Institutions	-	-	-
iii) Foreign Currency Loan	19.19	-	-
iv) Cash Credit	-	-	-
v) Bonds/Loans	3071.00	2881.00	2619.00
vi) Interest accrued & due	0.48	0.43	-
d) i) Current Liabilities and Provisions	4905.18	5519.88	6993.87
ii) Provisions for Gratuity	34.43	138.08	406.24
e) Deferred Tax Liability	-	-	429.45
Total	**15150.66**	**16887.53**	**19388.19**
Assets			
f) Gross block	9859.18	10680.95	11732.22
g) Less Depreciation	4927.40	5653.07	6420.43
h) Net block	4931.78	5027.88	5311.79
i) Capital work-in-progress	669.92	815.50	797.80
j) Investment	-	-	102.68
k) Current Assets, Loans & Advances	9548.96	11044.15	13175.92
l) Deferred Tax Assets	-	-	0.00
m) Misc-expenditure not written off	-	-	-
n) Accumulated Loss	-	-	-
Total	**15150.66**	**16887.53**	**19388.19**

	1999-2000	2000-01	(Rs. in crores) 2001-02
o) Working capital {k-d(i)-e-c(vi)}	4643.30	5523.84	5752.60
p) Capital employed (h+o)	9575.08	10551.72	11064.39
q)* Net worth {a+b(i)+b(ii) -m-n)	7120.38	7382.34	7795.59
r) Net worth per Rupees of paid up capital (in Rs.)	11.30	11.72	12.37

*As per AS-22 an amount of Rs.425.68 crores has been set off against General Reserve as on 1.4.2001.Consequently net worth of the Company is lower by the same amount

2. WORKING RESULTS

The working results of the company for the last three years are given below.

Income from Services	5182.20	5784.58	6143.72
Other Income	174.70	318.02	248.35
Profit before tax and prior period adjustments	1399.95	1720.22	1802.32
Prior period adjustments	(-)149.10	(-)17.04	7.88
Profit before tax	1250.85	1703.18	1794.44
Tax provision	163.00	163.00	493.76
Profit after tax	1087.85	1540.18	1300.68
Proposed Dividend	216.72	312.42	283.50

3. RATIO ANALYSIS

Some important financial ratios on the financial health and working of the company at the end of last three years are as under :

A. Liquidity Ratio, Current Ratio (Current assets to current Liabilities and provision and interest accrued and due but excluding provisions for Gratuity [k/(d) i + c(vi)]	1.95:1	2.00:1	1.77:1
B. Debt Equity Ratio Long Term debt to equity [c(i to v but excluding short term loans)/q]	0.43:1	0.40:1	0.34:1
C. Profitability Ratios			
a) Percentage of Profit before tax to			
i) Capital employed	13.06	16.14	16.22
ii) Net worth	17.57	23.07	23.02
iii) Income from services	24.14	29.44	29.21
b) Percentage of Profit after tax to equity	15.28	20.86	16.68
c) Earning per share (in Rs.)	17.27	24.45	20.65

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4. SOURCES AND UTILISATION OF FUNDS

Funds amounting to Rs.2336.20 Crores from internal and external sources were generated and utilised during the year 2001-02 as under :

Sources of Funds

			(Rs. in crores)
a)	Funds generated from operations		
	Profit after tax	1300.68	
	Depreciation	767.36	
	Other written off	Nil	
			2068.04
b)	Increase in provision for gratuity		268.16
c)	Increase in Share Premium		0.00
d)	Deferred Tax Assets		0.00
Total			**2336.20**

Utilization of Funds:

a)	Net addition to Fixed Assets and Capital work in progress	1033.58
b)	Dividend paid	283.50
c)	Increase in working capital	228.76
d)	Decrease in Borrowings	262.00
e)	Investment	102.68
f)	Deferred tax liability	425.68*
Total		**2336.20**

*As referred in Note No.27 of Notes to Accounts for meeting the Deferred Tax Liability, General Reserve to the extent of Rs.425.68 have been utilized and for balance amount of Deferred Tax Liability of Rs.3.77 crore, a provision has been created. Hence, this provision of Rs.3.77 crores has been excluded from the Deferred Tax Liability shown under utilization of funds.

5. SUNDRY DEBTORS

Sundry debtors vis-à-vis traffic revenue in the last three years are given below :

(Rs. in crores)

As on	Sundry debts (considered good)	Considered Doubtful	Total	Income from services	Percentage of debts to income from services
31-3-2000	650.22	221.46	871.68	5182.20	16.82
31-3-2001	607.36	317.97	925.33	5784.58	16.00
31-3-2002	**714.07**	**387.16**	**1101.23**	**6143.72**	**17.92**

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6. INVENTORY

The following table indicated the comparative position of the inventory at the close of the last three years.

(Rs. in crores)

	1999-2000	2000-01	2001-02
a) Cables	195.28	171.74	157.43
b) Exchange Equipment	62.95	55.93	101.42
c) Others	18.96	76.70	47.63
Less provision for Obsolete stores	12.11	18.04	29.21
Total	**265.08**	**286.33**	**277.27**

sd/-

(KANWAL NATH)
Director General of Audit (P&T)

REPLIES OF MANAGEMENT TO THE COMMENTS OF C&AG

COMMENTS OF THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619(4) OF THE COMPANIES ACT, 1956 ON THE ACCOUNTS OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE YEAR ENDED 31ST MARCH 2002.

Comments of the CAG of India	Replies of the Management
A. BALANCE SHEET	
1. Fixed Assets (Schedule 'D') **Gross Block - Rs.117322.24 million** **Net Block - Rs.53117.98 million**	
i) Gross Block of fixed assets was under stated by Rs. 225.33 million due to :	
a) Non-capitalization of Apparatus & Plants and civil works valued Rs.209.94 million which were completed and commissioned during 2001-02 or earlier in Delhi & Mumbai Units. This resulted in understatement of Gross Block of Fixed Assets by Rs.209.94 million with a corresponding overstatement of Capital-Works-in-Progress (WIP). Consequently, the depreciation was understated by Rs.21.17 million (including prior period depreciation of Rs.1.22 million) and overstatement of profit for the year by Rs.19.95 million with overstatement of profit carried to Balance Sheet by Rs.21.17 million.	Action will be taken in the year 2002-03 after review.
b) Non-capitalization of cable works valued at Rs. 15.39 million, which were commissioned during 1999-2002 by Delhi unit but were lying in WIP. Considering these cable works as works abandoned, 100 percent provision for the same has also been made during current year. This resulted in understatement of Gross Block by Rs. 15.39 million and overstatement of capital WIP by the same amount. The depreciation was understated by Rs.3.85 million (including prior period depreciation of Rs.2.42 million) and provision for works abandoned was overstated by Rs.15.39 million. Consequently, profit for the year was also understated by Rs.13.96 million and profit transferred to Balance Sheet has been understated by Rs.11.54 million.	Necessary adjustments will be made in the year 2002-03.
ii) Gross Block includes Rs. 5.61 million on account of expenditure incurred on maintenance work carried out during 2000-01 or earlier in Delhi Unit and during 2001-02 in GSM Mumbai Unit. This has resulted in overstatement of Gross Block by Rs. 5.61 million, understatement of Administrative, Operating & Other Expenses by Rs. 1.56 million, understatement of Current Liability by Rs.4.00 million, understatement of Employees Remuneration & Benefits by Rs. 0.05 million with overstatement of depreciation by Rs. 0.24 million (including prior period depreciation of	Necessary adjustments will be made in the year 2002-03.

0097

Rs.0.02 million). Consequently, profit is overstated by Rs. 1.39 million and profit transferred to Balance Sheet has been overstated by Rs. 1.37 million.

iii)	Gross value of Apparatus & Plant of scrapped Exchange relating to Mumbai unit was short withdrawn from the Gross Block by Rs.8.28 million and Accumulated Depreciation by Rs.7.86 million. This has resulted in understatement of Scrapped Assets by Rs.0.42 million and overstatement of Gross Block and Accumulated Depreciation by Rs.8.28 million and Rs.7.86 million, respectively.	Action will be taken after review in the year 2002-03
iv)	Para 1 of the Annexure to Auditor's Report refers to the maintenance of records of fixed assets etc. According to the Accounting Policy of the Company, fixed assets are to be physically verified once every three years by rotation. However, Land & Buildings, which were stated to have been physically verified in the previous year, were still not completely verified despite assurance given in the previous year to the extent of Rs.2492.50 million in Delhi unit alone. Further, Apparatus & Plants, Computers and Vehicles valued at Rs. 7541.90 million have remained unverified during the year in Delhi unit and Corporate office alone.	Noted for compliance.

2. Capital Works-in-Progress (Schedule 'E') Rs.7978.05 million

i)	Above includes Rs.18.86 million on account of expenditure incurred on maintenance works carried out by Delhi Unit during 2000-01 or earlier resulting in overstatement of Capital WIP by Rs.18.86 million, understatement of Administrative, Operating & Other Expenses by Rs. 17.15 million alongwith understatement of Employees Remuneration & Benefits by Rs.1.71 million. Consequently, profit is overstated by Rs. 18.86 million.	Necessary adjustments will be made in the year 2002-03.
ii)	Above includes Rs. 17.60 million on account of works relating to shifting of utilities by Delhi Unit at the site of Ashram Chowk Fly-Over constructed by M/s NTBCL, besides capitalization of part of this work valued Rs.0.70 million on 31 March, 2002. This work was a contributory work and according to accounting practice followed by the Company its cost was to be recovered from the work requisitioning authority and was not to be capitalized or shown under Work-in-Progress. This resulted in understatement of claims recoverable by Rs.18.30 million and overstatement of Work-in-Progress as well as fixed assets by Rs. 17.60 million and Rs. 0.70 million, respectively.	Necessary adjustments will be made in the year 2002-03.
iii)	Above includes Rs.1.40 million incurred by Mumbai Unit towards Facility Management of billing system & mediation system for the priod from April 2002 onwards, resulting in over statement of Work-in-Progress by Rs.1.40 million and current liabilities by the same amount.	Noted

3. Inventories (Schedule 'G') - Rs.2772.74 million Provision for obsolete stores - Rs.292.09 million	
i) Inventory amounting to Rs. 13 million relating to Mumbai Unit included under provision for obsolete stores has not been included in the inventory against which the provision was made resulting into understatement of inventory and profit by Rs 13 million each.	An amount of Rs. 4.02 million has been shown under inventory, however, the excess provision is only Rs. 6.79 million.
ii) Inventory includes Cables valued at Rs 62.80 million relating to Delhi Unit, valuation of which has been taken on estimated basis instead of weighted average method which is in contravention to the Accounting Policy No. 3 of the Company relating to valuation of inventories (Schedule T).	Noted for compliance.
4. Sundry Debtors (Schedule 'H') - Rs. 7064.38 million Provision for doubtful debts - Rs. 3947.91 million	
The provision for doubtful debts does not include Rs. 32.60 million relating to Sundry Debtors of GSM Mumbai Unit, the recovery of which is doubtful. Hence, the provision of doubtful debts was understated to the extent of Rs.32.60 million and profit overstated by the same amount.	The provision made in the accounts is sufficient in the opinion of the Management.
5. Cash & Bank Balances (Schedule 'I') -Rs.24446.51 million	
At the end of year, although five revenue collecting areas of Delhi Unit had cheques worth Rs.27.11 million in hand, the same were shown as deposited in Bank. This resulted in understatement of cash in hand (including cheques in hand) and overstatement of balance with Scheduled Bank in Current Account by Rs. 27.11 million.	Noted.
6. Other Current Assets (Schedule 'J') -Rs.6043.08 million (Unsecured Considered Good) Income Accrued from Services - Rs.5819.64 million Provision for doubtful income - Rs.12.64 million	
i) Income accrued from services and provision for doubtful income represent income (and provision thereon) from regular services which remained un-recovered at the end of current year from regular customers due to non-raising of bills. As this is income from regular services due from regular customers, the same should have been included in Sundry Debtors and provision thereon should have been included in Provision for doubtful debts (along with a footnote explaining that Sundry Debtors include Rs.5819.64 million, the bills for which were issued after 31 March, 2002 and provision for Doubtful Debts does include provision of Rs.12.64 million against these Sundry Debtors which were doubtful of recovery). This resulted in understatement of Sundry Debtors as well as Provision for doubtful debts by Rs.5819.64 million and Rs.12.64 million, respectively and overstatement of other current assets (income accrued from services) as well as Provision for doubtful income by Rs.5819.64 million and Rs.12.64 million, respectively.	As this relates to Accrued income, in our opioion the depicition has been made in the accounts correctly.

ii) Contrary to the provisions of Accounting Standard 5 issued by the Institute of Chartered Accountants of India, an amount of Rs.40.96 million, which had been accounted as interest recoverable from Hindustan Cables Limited (HCL) in the previous year, has been transferred to prior period adjustment, treating the interest recoverability as uncertain. The treatment of transferring the amount as prior period adjustment is irregular as : - A fresh purchase order was issued to HCL during December 2001. - There is an assurance from Government of India about the payments. - The decision to treat the interest as uncertain was taken in the current year and therefore, did not attract the provisions of AS -5 for its treatment as prior period item. This has resulted in understatement of Other Current Assets and overstatement of Prior Period adjustment with corresponding understatement of profit carried to balance sheet by Rs. 40.96 million.	As per Accounting Policy 1(i)(a) of the Company no income shall be booked on account of interest where realisability is uncertain.
7. Loans and Advances (Schedule 'K')-Rs.91432.52 million Amount recoverable from DoT-Rs.15577.21 million	
i) Due to non claiming of Rs.20.91 million relating to the payment of CGEIS made by the Company on behalf of DoT, the amount recoverable from DoT is understated by Rs.20.91 million, Employees Remuneration and Benefits is overstated by Rs.20.91 million and provision for tax is understated by Rs.7.47 million. Consequently, profit is also understated by Rs.13.44 million.	The amount so indicated has been shown as recoverable from DOT.
ii) As per Part-I of Schedule VI of the Companies Act 1956 Loans and Advances should be classified separately in the Balance Sheet with classification similar to that of Sundry Debtors with regard to their being secured and unsecured, considered good and considered doubtful and further classifying them age wise. However, the Loans and Advances have not been classified with regard to their age, which is in contravention of this requirement of the Companies Act 1956.	Noted for compliance.
8. Current Liability (Schedule 'L')-Rs.37242.92 million	
i) Incorrect adjustment of Advance of Rs.77.95 million against the claims payable to ITI Limited, resulted in understatement of Current Liability as well as Current Assets by Rs.77.95 million respectively.	Noted
ii) Above does not include Rs.46.16 million, in respect of Corporate Office, due to non-provision of liability payable to M/s Bhagyanagar Metals Ltd. on account of Arbitration Award. This has resulted in understatement of Current Liability as well as expenditure by Rs.46.16 million and overstatement of profit by the same amount.	This has since been adjusted in the accounts for the year 2002-03.

B. PROFIT & LOSS ACCOUNT

9. Income from services (Schedule 'N')-Rs.61437.24 million

i) In Delhi unit the 30 per cent concession in respect of call charges, effective from 1April, 2000 to 31 March, 2002 in terms of DoT instructions dated 21 August, 2000, was not passed on to the Free Phone Subscribers. This resulted in overstatement of income and profit by Rs. 8.70 million each and understatement of liability towards Subscribers by Rs. 8.70 million.

Noted.

ii) As a result of not giving benefit of automatic rent rebate, although codified, amounting to Rs. 75.77 million to the 9,38,354 telephone subscribers whose telephones remained faulty for a continuous period for 7 days or more during 1997-98 to 2000-01 in Delhi Unit, there was overstatement of income by Rs. 75.77 million and understatement of liability by Rs. 75.77 million. Consequently profit is overstated by the same amount (Rs. 75.77 million).

This will reviewed in the year 2002-03.

10. Other Income (Schedule 'O') - Rs.2483.46 million Liquidated Damages - Rs. 47.39 million

Above Liquidated Damages (LD) include a minus amount of Rs. 12.90 million relating to Delhi Unit, which was arrived at after adjusting the amount of LD of Rs. 57.20 million paid from the amount of LD of Rs. 44.30 million received from contractors. Such netting of the amount paid and received of LD is against the accepted Accounting Principles and has resulted in understatement of income as well as expenditure by Rs. 57.20 million, each.

Noted.

11. Employees Remuneration & Benefits (Schedule 'P') - Rs. 14004.89 million

Above includes Rs. 174.50 million towards interest paid on General Provident Fund (GPF) balances of the MTNL optees employees of Mumbai Unit, kept by the Company itself, which cannot be construed as staff welfare expenses. The amount should have been correctly classified under Schedule R as Interest Payment. The period of November 1998 to March 2002 to which the interest amount pertains, should also have been disclosed.

Noted.

12. Prior Period Adjustment (Schedule 'S')- Rs.78.76 million

i) The above does not include 'other income' of Rs.6.71 million on account of recovery from employees of employees contribution towards P.M. Relief Fund which is wrongly credited to Expenditure in current year in Corporate Office. This has resulted in understatement of Administrative, Operating and other expenses as well as understatement of Prior Period income by Rs.6.71 million and profit is overstated by the same amount

In our opinion correct depiction has been made in the accounts.

ii) The above is understated by Rs.2.90 million on account of Non-inclusion of GPF interest liability for the period 1

Noted for compliance.

0101

November, 1998 to 31 March, 2001, in respect of Delhi Unit. Consequently, Current Liabilities (Other Liabilities) have been understated and profit carried over to Balance Sheet has been overstated by Rs. 2.90 million, each.

C. GENERAL

13. Statutory Auditor's Report to the Shareholders

A reference is invited to Para 6 (v) (e) of Statutory Auditor's Report regarding wrong accountal of liquidated damages recovered from Suppliers/Contractors as income and non-adjustment of the same against the cost of the related Fixed Assets. As per the opinion of Expert Advisory Committee of ICAI, contained in Compendium of opinion (Volumes - XI & XIII), such liquidated damages/penalties should be accounted as income separately, in the profit and loss account, and are not to be adjusted in the cost of the relevant assets. Thus, the above observation of the Statutory Auditor regarding non-adjustment of liquidated damages against the cost of the related fixed asset by the Company, is incorrect.

The accounting treatment for the same has been done relying on the opinion of expert advisory committee of I.C.A.I.

14. Accounting Policies & Notes to Accounts (Schedule-'T')

14.1 Significant Accounting Polices

i) In accordance with Accounting Policy 2(v)(b), 100 per cent depreciation is being charged on assets of small value, other than those forming part of project, the cost of which is below Rs.0.01 million in respect of Apparatus &Plants, Training equipment and Testing equipment and Rs. 0.20 million in respect of partitions. This was in contravention of provision of Schedule XIV of Companies Act, 1956 wherein it has been stipulated that depreciation @ 100 per cent should be charged only on Assets, whose actual cost does not exceed Rs.5000. In respect of Mumbai Unit this has resulted in overstatement of depreciation by Rs 7.34 million. Consequently, Profit as well as Net Assets have been understated by Rs 7.34 million. However, the financial impact of the same in respect of other units of the Company could not be calculated in the absence of relevant details.

The deviation from provisions of Schedule XIV of the Companies Act, 1956 along with its financial implications, has also not been disclosed in the Accounts by the Company.

This is being followed consistently and adequate disclosure has been made in the Accounting Policy.

ii) A reference is invited to Accounting Policy No. 1 (vii) relating to prior period items wherein it is mentioned that "income from services" and "other income and expenditure up to Rs. 0.10 million" relating to prior period are not disclosed as prior period items. This Accounting Policy is in contravention of Accounting Standard -5 issued by the ICAI which prescribes that only that income or expenditure which arises in the current period as a result of errors or omissions in preparation of financial statements of previous periods is to be accounted as prior income or expenditure. The financial

Due to large number of transactions and having insignificant impact on the accounts, the items of incomes and expenditure exceeding Rs. 0.10 million are being disclosed as Prior Period Items.

implications of non-accounting of prior period income/ expenditure as per Accounting Standard -5 could not be worked out, as the details of such income or expenditure were not furnished by the Management.	
iii) The Company has made 100 per cent provision against those Capital Works-in-Progress which have remained abandoned for more than three years. However, the Company has not disclosed this as Accounting Policy.	This will be disclosed in the Accounting Policy in the year 2002-03.

14.2 Notes to Accounts

i) As disclosed in Note 2(a) estimated amount of contracts remaining to be executed and not provided for amounted to Rs.2099.69 million. This does not include capital commitment amounting to Rs.25.26 million relating to Delhi unit.	Noted.
ii) Notes relating to Land and Buildings capitalised but pending registration/legal vesting (Note 11 a), receipts from subscribers pending allocation to debtors (Note 13) and excess in the balance of Sundry Debtors as per subsidiary reports over the balance as per control account in the general ledger (Note 16) have been appearing continuously in the Company's accounts for a number of years. Despite assurance given by the Management during the Accounts-2000-2001, these deficiencies were not removed. The above may have material financial implications.	Necessary action has already been initiated.
iii) Disclosure to the effect that Rs.3.48 million is lying in Current Account with the Vaish Co-operative Bank limited, which is not a scheduled Bank, has not been made in Note No.20 (d). This is in contravention to the mandatory requirement of Part-I of Schedule-VI to the Companies Act 1956.	Noted for compliance.
iv) A reference is invited to comment 6 (iii) of C & AG of India on the accounts of the Company for the year ended 31 March 2001 regarding non-reconciliation of exchange wise total outgoing metered calls with the calls billed and taken into account. In view of repeated comment of C & AG of India on the accounts in last three years (1998-99 to 2000-01), a task force was set up by the Company during the current year to reconcile the difference between metered calls and billed calls but report of the task force was still awaited. Hence, the completeness of the bills raised vis-à-vis calls metered is not verifiable even during the current year. To that extent the correctness for provision for revenue sharing also remains unascertainable.	Reconciliatoin process is in progress.
v) The billing in the Mobile Services Billing System is done on the basis of Call Data Records (CDRs), which are generated in the switch, in respect of each call made from or to a mobile connection. The CDRs are received in the Billing System from the switch, and each CDR is processed there to obtain various information encoded in its various fields. However, this happens in respect of only those CDRs which are received properly, are complete, and for which subscriber account exists in the Billing System's database. All other	Necessary action will be taken after review.

CDRs, which could not be processed due to any reason, are accumulated in a "suspense" pool. Any suspended CDR, which is there in the system at the end of any financial year, is not accounted for in the Accounts by the GSM units of the Company. As a result, the revenue in respect of suspended CDR which remained unaccounted has not been disclosed.

vi)	The sub-groupings of expenditure under Schedule Q (Administrative, Operating & Other Expenses) relating to GSM, Mumbai unit were not done so as to present the significant items appropriately. Rent (on buildings) includes rent & rates of Rs. 18.80 million for leased lines and PSTN charges of Rs 49.10 million; Miscellaneous Expenses included Rs 26.80 million towards Advertisement expenditure and Rs. 21.60 million towards Roaming Service payments, which should have been disclosed separately in Schedule 'Q'.	Noted.
vii)	The fact of capitalisation of expenditure of unsanctioned capital works of Rs 2783.30 million and incurring of further expenditure of Rs 230.20 million against unsanctioned capital works in Delhi unit have not been disclosed. Further, the fact that expenditure of Rs 8743.50 million was incurred in excess of sanctioned amount by Delhi unit has also not been disclosed.	Noted.
viii)	The Company redeemed on 30 March, 2002 the bond money of Rs.1000 million raised earlier on behalf of and for the use of Department of Telecommunications (DoT) but the said amount has not yet been paid by DoT to the Company. This factual position has not been disclosed in the Accounts.	In our opinion adequate disclosure has been made in the accounts.
ix)	Other income includes Rs.119.10 million towards write back of excess leave salary provision provided in the earlier year in Mumbai Unit. This has not been disclosed in the accounts.	In our opinion separate disclosure is not required to be made.
x)	A reference is invited to Note No.17 (b) of Notes to Accounts (Schedule 'T') and Para 6(ii) of the Auditor's Report regarding provision for Licence Fee for Basic Telephone Services payable to DoT @12 per cent of Annual Adjusted Gross Revenue, which was earlier calculated @ Rs.900 per DEL. According to the claim by DoT the proportionate Licence Fee due is Rs.3454.62 million for the year 1999-2000 and Rs.5965.13 million for the year 2000-2001. Against this, the Licence Fee paid by the Company - (at the old rates of Rs.900 per DEL) is Rs.2198.37 million and Rs.3615.30 million, respectively. According to the letter of DoT of September 2001, the date of effect of the revised licence fee would be the same as the date of effect of network utilisation charges receivable by the Company. The Company has neither made any provision for the balance amount payable to DoT, i.e., Rs 1256.25 million for the year 1999-2000 and Rs 2349.83 million for the year 2000-2001 nor has it disclosed the impact of the letter from DoT alongwith financial implications. To this extent, Para 6(ii) of the Auditor's Report is also deficient.	The matter is under consideration with DOT and confirmation from DOT is awaited.
xi)	The Company has made investment in shares of ITI Limited (Rs. 1000 million), Millennium Telecom Limited, a subsidiary	Noted for compliance.

company, (Rs. 10.02 million) and United Telecom Limited, a joint venture, (Rs. 16.75 million). However, the disclosure of these investments with regard to nature, class, whether partly paid or fully paid etc., as required under Part-I of Schedule -VI to the Companies Act 1956, has not been made in all cases.

15. Implementation of Management assurances given during previous year's accounts audit.

a) In respect of the Delhi unit cases of non-capitalization of Rs. 205.60 million pointed out during audit of accounts of the previous year (2000-01), Management assured to take necessary action during 2001-02. However, it was noticed that out of above, adjustment of capitalisation could be made only for Rs. 103.30 million, during the current year. The balance cases of Rs. 102.30 million were still to be capitalized.

Capitalisation process is in progress.

b) It was assured by the Management during previous year to review the policy for making provision for Doubtful Debts towards Sundry Debtors of less than three years, but no action has been taken so far.

Review of the policy is in the process.

c) Rehabilitation work valued at Rs.10.90 million relating to Delhi unit has not been capitalised till date, although so assured by the Management during previous year.

The ncessary adjustments will be made in the accounts in the year 2002-03.

d) Subscriber installation works in Delhi unit valuing Rs. 24.81 million, which were capitalised wrongly in the previous year, were not transferred to maintenance expenditure as assured by the Management during previous year.

The necessary adjustments will be made in the accounts in the year 2002-03

16 Internal Control

i) The Billing System at GSM Mumbai unit started generating bills from May 2001 although the Dolphin service commenced in February 2001. The main reason for the non-billing of connections was delay in creation of subscriber data in the billing system. Besides, there was no clear cut policy in regard to disconnection and termination of contracts for non-payment of bills and disconnection was not carried out regularly resulting in accumulation of outstanding dues.

This indicates inadequate internal control.

Since it was new service and heavily dependent on billing system software, initial teething problems were there which is common. Most of these have been taken care of.

ii) In Mumbai unit, Sundry Creditors ledger is not maintained resulting in lack of internal control, to ensure the correctness of provision for outstanding liabilities and obtaining the confirmation of balances from Sundry Creditors.

Due to large number of sundry creditors and voluminous transactions, it becomes impractiable to maintain ledger for all such transactions/creditors. However schedules are being maintained for the same & provision is being made accordingly.

The impact of the above comments on the Company's accounts is understatement of profit to the extent of Rs.48.74 million and overstatement to the extent of Rs.210.14 million.

In the light of the above replies the net impact by Rs. 136.53 million which is not material.

Sd/-
(KANWAL NATH)
Director General of Audit (P&T)

Place: New Delhi
Date: 05.09.2002

NARINDER SHARMA
Chairman and Managing Director

Date: 05.09.2002

0105

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANY

1.	Name of the Subsidiary Company	Millennium Telecom Ltd. (MTL)
2.	Financial Year of MTL ended on	31st March, 2002
3.	Shares of MTL held by MTNL and its nominees on the above date	
	a) Number of Shares and Face Value	i) 1,700 Equity Shares of Rs. 10 each fully paid. ii) 10,00,000 Equity Shares of Rs.10 each being share application money received, pending allotment.
	b) Extent of Holding	100%
4.	Net aggregate amount of MTL's Profit/(Loss) so far as it concerns the members of MTNL and is not dealt within the accounts of MTNL	
	i) For the Financial Year of MTL ended on 31st March, 2002	(Rs. 19,52,267.00)
	ii) For previous Financial Years of MTL since it became Subsidiary	Nil*
5.	Net aggregate amount of Profit/(Loss) of MTL so far as it concerns the members of MTNL and is dealt within the accounts of MTNL	
	i) For the Financial Year of MTL ended on 31st March, 2002.	Nil
	ii) For previous Financial Years of MTL since it became Subsidiary.	Nil*
6.	Where the Financial Year(s) of MTL conincide with that of MTNL, then; a) Change in MTNL's interest in MTL between The end of Financial Year of MTL and that of MTNL. b) Details of material changes which have occurred between the end of Financial Year of MTL and that of MTNL in respect of - i) MTL's Fixed Assets; ii) Its Investments; iii) The moneys lent by it; iv) The moneys borrowed by it for any purpose other that of meeting current liabilities.	Not Applicable

* As MTL have not commenced its commercial operations during Financial Year 2000-01, no profit & loss Account have been prepared for that year.

For and on behalf of the Board

Narinder Sharma
Chairman & Managing Director

R.S.P. Sinha
Director (Finance)

S.C. Ahuja
Company Secretary

Sumita Purkayastha
General Manager (Investor Relations)

Place : New Delhi
Date : 05.09.2002

0106

Millennium Telecom Ltd.

(A Wholly Owned Subsidiary of MTNL)

BOARD OF DIRECTORS
(As on 31.08.2002)

Chairman	Shri Narinder Sharma
Director	Shri G.D. Gaiha
Director	Shri R.S.P. Sinha
Director	Shri I.C. Srivastava

CHIEF OPERATING OFFICER
Shri Vinay Kumar Gupta

COMPANY SECRETARY
Shri S. C. Ahuja

REGISTERED OFFICE
15th Floor, Telephone House,
V.S. Marg, Dadar (W),
Mumbai - 400 028.

STATUTORY AUDITORS
M/s. Aurora Associates,
303, Devavrata, Sector 17,
Vashi, Navi Mumbai - 400 705

MILLENNIUM TELECOM LIMITED

(A wholly owned subsidiary of MTNL)

DIRECTORS REPORT TO THE SHAREHOLDERS

Dear Shareholders,

The Directors of your company have pleasure in presenting the 2nd Annual Report of your company together with Statement of Accounts and Auditors Report for the period ended on 31st March 2002.

OPERATIONS OF THE COMPANY

The company has obtained category 'A' licence from the DOT for provisioning of internet services throughout India.

The Board of Directors of your company decided to commence the business of the company from 22nd November 2000 and to take immediate steps for providing internet services on all India basis. The company has signed a Memorandum of Understanding with HPSEC Ltd., (a Govt. of HP Enterprise) for provision of ISP services at Shimla, Himachal Pradesh. The services have commenced from 25th February 2002.

The Company is also pursuing establishment of Broadband internet access for the Corporate segment and Voice over Internet Protocol (VOIP) telephony services throughout India with use of relevant technologies like VSATs etc.

The e-tendering project wherein Organisations can post/publish their tenders on MTL websites www.nividasewa.com and www.tender-mart.com has also taken off well.

FINANCIAL HIGHLIGHTS

During the year under report, the Company has incurred a loss of Rs. 19,52,267. A sum of Rs. 44,45,060 has been taken as Unsecured Loan from the holding company during the year under report in addition to Rs. 70,33,810 taken last year marking total unsecured loan of Rs. 1,14,78,870.

DIVIDEND

The Company has not made any profit during the year and hence the Board of Directors is unable to recommend any dividend for the year 2001-02.

SHARE CAPITAL

A sum of Rs. 1 crore has been received from the holding company on 19th March 2002 towards Share Application money. The Board has approved the allotment of 10 lakhs equity shares of Rs. 10/- each against the said Application money in its meeting held on 31.7.2002.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with section 217(2AA) of the Companies Act, the directors hereby state:

i) that in the preparation of the annual accounts, the applicable accounting standards have been followed and there has been no material departures;

ii) that the selected accounting policies were applied consistently and the directors made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company as at March 31, 2002 and of the profit or loss of the company for the year ended on that date;

iii) that proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act 1956 for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities;

iv) that the annual accounts have been prepared on a going concern basis.

CONSERVATION OF ENERGY AND TECHNOLOGY ABSORPTION

Being a service providing organization, the relevant rules in this regard are not applicable.

FOREIGN EXCHANGE EARNINGS AND OUTGO

The company has not earned or spent any foreign exchange during the period under report.

PARTICULARS OF EMPLOYEES

Information as required under section 217 (2A) of the Companies Act 1956 read with the Companies (Particulars of Employees) Rules 1975, as amended, is nil.

DIRECTORS

Shri Narinder Sharma continued to be the Chairman and Shri G.D. Gaiha remained the Director of the company during the period under report. During the year under report, Sh. S. Ramani Iyer and Shri S. Sundresan have ceased to be directors of the Company w.e.f. 30.11.2001 and 13.3.2002 respectively after retirement from the service of MTNL. The Board places on record its deep appreciation for the excellent services rendered by Shri S. Ramani Iyer and Sh. S. Sundresan during their tenure as directors of your company.

Shri I.C. Srivastava, PGM (Development), MTNL Mumbai Unit was appointed a Director in place of Sh. S. Ramani Iyer w.e.f. December 2001 and Sh. R.S.P. Sinha, Director(Finance), MTNL was appointed as director, MTL in place of Sh. S. Sundresan w.e.f. April 2002.

Sh. Vinay Kumar Gupta joined the company as Chief Operating Officer w.e.f. 1st June 2002.

AUDITORS

The Comptroller & Auditor General have vide their letter No. CA V/COY/CENTRAL GOVT.COMP.MILTEL (1)/341 dt. 13.12.2001 appointed M/s. Aurora & Associates, Chartered Accountants, 303 Devavratta, Sector 17, Vashi, Mumbai as Statutory Auditors of the Company for the year 2001-02 at a remuneration of Rs. 10,000/- plus out of pocket expenses.

ACKNOWLEDGEMENT

The Board of Directors are grateful for the help, guidance and support received from the holding company i.e. MTNL, Department of Telecom (DOT) and other Govt. Departments.

The Board wish to place on record its sincere appreciation for the valuable services rendered by the management and the employees of MTNL at all levels without whose efforts the company would have not reached at this stage.

For and on behalf of Board of Directors

(NARINDER SHARMA)
CHAIRMAN

Place : New Delhi
Date : 31.08.2002

0110

M/s. Aurora Associates
303, Devavrata, Sector 17,
Vashi, Navi Mumbai - 400 705

AUDITOR'S REPORT

To

The Members of Millennium Telecom Limited

We have audited the attached Balance Sheet of Milennium Telecom Limited as at 31st March 2002 and Profit and Loss Account of the Company for the year ended on that date annexed thereto.

We report that :

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956 we enclose in the Annex herewith a Statement on the matters specified on the applicable matters specified in paragraph 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we state that :
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were neccessary for the purpose of our audit.
   b) In our opinion, proper Books of Account as required by law have been kept by the Company, so far as apears from out examination of the Books of Account.
   c) The Balance Sheet and Profit & Loss Account referred to in this report are in agreement with the Books of Account.
   d) In our opinion, the Balance Sheet and Profit & Loss Account comply with the accounting standards referred to in section 211(3c) of the Companies Act, 1956.
   e) As per the information and explanation given to us, none of the directors of the Company is disqualified as on March 31st, 2002 from being appointed as a director under section 274(1)(g) of the Companies Act, 1956.
   f) In our opinion and to the best our information and according to explanations given to us, the said Balance Sheet and Profit & Loss Account read together with the significant Accounting Polices and other notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :
      i) in so far as it relates to Balance Sheet of the state of affairs of the Company as at 31st March, 2002.
      ii) in so far as it relates to the Profit & Loss Account of the loss of the Company for the year ended on that date.

For **Aurora Associates**
Chartered Accountants

Place : Mumbai
Date : 31.07.2002

(S.C. Gupta)
Partner

ANNEXURE TO THE AUDITORS REPORT

Re : Millennium Telecom Limited

1) The Company has maintained proper records showing full particulars quantitative details and situation of its fixed assets. According to the information and explanations given to us, the fixed assets have been physically verified by the management during the year and no material discrepancies were noticed on such verification as compared to the available records. In our opinion, the frequency of such physical verification is reasonable having to the size of the Company and the nature of its assets.

2) None of the Fixed Assets have been revalued during the year.

3) The Company has no finished goods, stores, spare parts and raw materials so, the provisions of clause (iii) of pare 4(A) of the said order relating to physical verification at regular intervals of finished goods, stores, spare parts and raw materials are not applicable to the Company.

4) The Company has no stock so the provisions of clause (iv), (v), (vi) of para 4(A) of the said order are not applicable to the Company.

5) The Company has taken interest free loans from Company listed in the register(s) maintained under Section 301 and/or the Companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

6) The Company has not granted any loans or advances to Companies, firms or other parties listed in the register(s) maintained under Section 301 and/or the Companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

7) In our opinion and according to the information and explanations given to us there are adequate internal control procedures commensurate with the size of the company and the nature of its business for the purpose of stores, including components, plant and machinery, equipment and other assets.

8) In our opinion and according to the information and explanations given to us, transactions of sale and purchase of goods made in pursuance of contracts of arrangements entered in register maintained under section 301 of the Companies Act, 1956, aggregating during the year to Rs.50,000/- or more in respect of each party have been made at rates which are reasonable having regard to prevailing market rates for such goods available.

9) The Company does not have any by-products and scrap.

10) The Company has not accepted any deposits from the public.

11) Since the Company did not have paid up share capital exceeding Rs.25 lakhs at the commencement of the financial year and did not have average annual turnover exceeding Rs. 2 crores for a period of three consecutive financial years immeidately preceding the financial year concerned, the provision for internal audit system does not arise.

12) As informed to us, the Central Government has not prescribed the maintenance of cost records by the Company under Section 209(I)(d) of the Companies Act, 1956.

13) According to the information and explanations given to us Provident Fund and Employees State Insurance are not applicable.

14) According to the information and explanations given to us, no undisputed amounts payable with respect of Sales Tax, Income Tax, Wealth Tax, Custom Duty and Excise Duty is outstanding, as on 31st March, 2002 for a period of more than six months from the date they become payable are not applicable to Company.

15) According to the information and explanations given to us, and on the basis of records examined by us, no personal expenses of employees or Directors have been charged to Revenue Account other than those payable under contractual obligation or in accordance with generally accepted business practice.

16) The Company is not a sick industrial company within the meaning of clause(o) of sub section (I) of Section 3 of the sick Industrial Companies (Special Provision) Act, 1985.

For **Aurora Associates**
Chartered Accountants

Place : Mumbai
Date : 31.07.2002

(S.C. Gupta)
Partner

MTNL

Millennium Telecom Limited

Balance Sheet as at 31.03.2002

	Schedule	As at 31.03.2002 Amount in Rs.	As at 31.03.2001 Amount in Rs.
SOURCES OF FUNDS			
Shareholders' Funds	A	**10017000.00**	17000.00
Unsecured Loans	B	**11478870.47**	7033810.00
Total		**21495870.47**	7050810.00
APPLICATION OF FUNDS			
Fixed Assets			
Gross Block	C	**646397.47**	0.00
Less : Depreciation	C	**23861.32**	0.00
Net Block		**622536.15**	0.00
Current Assets, Loans & Advances			
Sundry Debtors, Loans and Advances	D	**1869024.17**	0.00
Cash & Bank Balances	E	**10131661.00**	100000.00
		12000685.17	100000.00
Less : Current Liabilities and Provisions			
Current Liabilities	F	**40428.00**	10000.00
Net Current Assets		**11960257.17**	90000.00
Misc.Expenditure			
(to the extent not written off or adjusted)			
Profit and Loss Account(Debit Balance)		**1952267.15**	0.00
Preliminary and Pre-Operative Expenses	G	**6960810.00**	6960810.00
Total		**21495870.47**	**7050810.00**

(S.C.Ahuja)
Company Secretary

(R.S.P. Sinha)
Director

For Aurora Associates
Chartered Accountants

(Narinder Sharma)
Chairman

(S. C. Gupta)
Partner

Place : Mumbai
Date : 31.07.2002

0114

MTNL

Millennium Telecom Limited
Profit and Loss Account for the year ended 31.03.2002

	Schedule	As at 31.03.2002 Amount in Rs.	As at 31.03.2001 Amount in Rs.
INCOME			
Income	H	408562.00	0.00
		408562.00	0.00
EXPENDITURE			
Employees' Remuneration and Benefits	I	679473.00	0.00
Administrative,Operating & Other Expenses	J	1657494.83	0.00
Depreciation	C	23861.32	0.00
		2360829.15	0.00
Profit/(Loss) Before Tax		-1952267.15	0.00
Provision for Taxation		0.00	0.00
Profit/(Loss) Before Tax		-1952267.15	0.00
Prior period adjustments		0.00	0.00
Profit/(Loss) for the year		-1952267.15	0.00

(S.C.Ahuja)
Company Secretary

(R.S.P. Sinha)
Director

For Aurora Associates
Chartered Accountants

(Narinder Sharma)
Chairman

(S. C. Gupta)
Partner

Place : Mumbai
Date : 31.07.2002

0115

SCHEDULES FORMING PART OF BALANCE SHEET

SCHEDULE - A

Share Capital

	As at 31.03.2002 Amount in Rs.	As at 31.03.2001 Amount in Rs.
AUTHORISED CAPITAL		
10,00,00,000 Equity Shares of Rs.10/- each	**1000000000.00**	1000000000.00
ISSUED SUBSCRIBED AND PAID UP CAPITAL		
1700 Equity shares of Rs. 10 each (All shares are held by nominees of Mahanagar Telephone Nigam Ltd.)	**17000.00**	17000.00
Share application Money received from MTNL pending Allotment	**10000000.00**	0.00
	10017000.00	17000.00

SCHEDULE - B

Unsecured Loans

Loan from Holding company		
Opening Balance	**7033810.00**	0.00
Loan from Holding co.-availed during the year	**4445060.47**	7033810.00
GRAND TOTAL	**11478870.47**	7033810.00

SCHEDULE - C

Fixed Assets

Description	Cost as at 31.3.2002 Amount in Rs.	Date of Purchase	Depreciation for the year Amount in Rs.	WDV as at 31.3.2002	Cost as at 31.3.2001
Apparatus and Plant					
M/SDSL Modem etc. for HPSE	**371592.00**	10.12.2001	13996.63	**357595.37**	0.00
Equipments	**82639.47**		4673.00	**77966.47**	
Computer					
Computer Sysetem at HPSEDC, Simla	**192166.00**	29.01.2002	5191.66	**186974.32**	0.00

0116

SCHEDULE - D
Sundry Debtors , Loans and Advances

	As at 31.03.2002 Amount in Rs.	As at 31.03.2001 Amount in Rs.
Sundry Debtors		
Less than 6 Months		
Considered Good	**397480.00**	0.00
Loans and Advances		
Prepaid Internet Leased Line Charges	**1471544.17**	
	1869024.17	0.00

SCHEDULE - E
Cash & Bank Balances

Balance with scheduled Banks		
on Current account		
Indian Overseas Bank-JP-ND	**10031661.00**	0.00
Standard & chartered bank -Mumbai	**100000.00**	100000
	10131661.00	100000.00

SCHEDULE - F
Current Liabilities

Audit Fee Payble	**20000.00**	10000.00
Service Tax Payble on Web enabled tendering services	**16500.00**	0.00
Service Tax Payble on Internet services	**3928.00**	0.00
	40428.00	10000.00

SCHEDULE - G
Miscellenious Exp. (to the extent not written off or adjusted)

Preliminary expenses		
Registration Fee	**3007960.00**	3007960.00
Stamp Duty	**2000100.00**	2000100.00
Pre operative Expenses pending allocation		
Advertisement	**1607423.00**	1607423.00
Printing & designing	**177382.00**	177382.00
Audit Fee	**10000.00**	10000.00
Others	**157945.00**	157945.00
	6960810.00	6960810.00

0117

Schedules Forming Part of Profit and Loss Account

SCHEDULE - H
Income

	As at 31.03.2002 Amount in Rs.	As at 31.03.2001 Amount in Rs.
Sale of Internet Packages by HPSEDC Ltd.	78562.00	0.00
Web enabled service provided to MTNL Delhi	150000.00	0.00
Web enabled service provided to MTNL Mumbai	180000.00	0.00
	408562.00	0.00

SCHEDULE - I
Employees' Remuneration and Benefits

Salaries, Wages, Allowances and other Benefits	679473.00	0.00
	679473.00	0.00

SCHEDULE - J
Administrative, Operating and Other Expenses

Advertising and Marketing Expenses	396069.00	0.00
Miscellaneous Expenses	4050.00	0.00
Bank charges	849.00	0.00
Regn. Fee	2750.00	0.00
Audit Fee	10000.00	0.00
Printing and Stationary Exp.	64626.00	0.00
Internet Leased line charges paid to MTNL Delhi	294308.83	0.00
E-1/R2 charges paid to Simla BSNL	884842.00	0.00
	1657494.83	0.00

NOTES TO ACCOUNTS

1) Accounting

a) General

The financial statements are prepared on the basis of going concern under historical cost convention on accrual basis and in accordance with the companies Act, 1956. Accounting Policies stated explicitly otherwise are consistent and inconsonance with generally accepted accounting principles.

2) The information pursuant to the provision of paragraph 4A. 4C and 4D of Part-III of Schedule VI of Companies Act, 1956, are either Nil or Not Applicable

a) Figures of previous year have been regrouped and rounded off to nearest rupee where ever necessary.

b) Particulars of Employees: The company has not employed any person getting remuneration exceeding the limit prescribed u/s 217(2A), of the Companies Act, 1956.

c) Remittance received in foreign exchange : Nil

3) While adopting the accounts of the Company for the year 31.3.2002, the Board of Directors have made certain changes in the accounts to give true and fair view. Accordingly, the figures appeared in the consolidated statements of MTNL, as per AS-21, differs from the audited accounts of Millennium Telecom Ltd.

4) Audit Fee payable Rs. 10,000/-

5) Balance Sheet Abstract and Company's General Business Profile - Part IV

Sources of Funds:

i) Registration Details

Registration No. 124302 State Code 11

	Date	Month	Year
Balance Sheet Date	31	03	2002

ii) Capital raised during the year (Rs. in Thousand)

Public Issue(GDR)	Nil	Rights Issue	Nil
Bonds Issue	Nil		

iii) Position of Mobilisation and Deployment of Funds (Rs. in Million)

Total Liabilities	21496	Total Assets	21496

Sources of Funds:

Paid up Capital	10017	Reserves & Surplus	NIL
Secured Loans	NIL	Unsecured Loans	11479

Application of Funds:

Net fixed assets /Capital WIP	623	Investment	NIL
Net Current Assets	11960	Misc. Expenditure	6961
Accumulated Losses	1952		

iv) Performance of Company (Rs. in Million)

Turnover	409	Total Expenditure.	2361
Profit before Tax	-1952	Profit After Tax	-1952
Earning per share in Rs.	NIL	Dividend Rate	NIL

v) Generic names of three Principal Product/services of Company (as per monetary terms)

Item Code No. (ITC Code)	NOT AVAILABLE
Product Description	TELEPHONE SERVICE
Item Code No. (ITC Code)	NOT AVAILABLE
Product Description	TELEX

Item Code No. (ITC Code)	NOT AVAILABLE
Product Description	CIRCUITS

6. Previous years figures have been regrouped/rearranged wherever necessary

(S.C.Ahuja)
Company Secretary

(R.S.P. Sinha)
Director

For Aurora Associates
Chartered Accountants

(Narinder Sharma)
Chairman

(S. C. Gupta)
Partner

Place : Mumbai
Date : 31.07.2002

MTNL

कार्यालय

महानिदेशक लेखापरीक्षा, डाक व दूरसंचार

शाम नाथ मार्ग (समीप पुराना सचिवालय) दिल्ली - 110 054

OFFICE OF THE

DIRECTOR GENERAL OF AUDIT, POST AND TELECOMMUNICATIONS

Sham Nath Marg (Near Old Secretariat) Delhi - 110 054

सत्यमेव जयते

Confidential

No RR Coml./MTL/Review Accts/2001-02/514

Date: 05.09.2002

To,

The Chairman,
Millennium Telecom Limited,
15th Floor, Telephone House,
V. S. Marg,
Mumbai – 400 028.

Subject : "Non-review" Certificate on the accounts of Millennium Telecom Limited for the year 31st March 2002.

Sir,

I am to enclose a "Non-review" Certificate on the accounts of Millennium Telecom Limited for the year 31st March 2002 for information and further necessary action.

Yours faithfully,

(Kanwal Nath)
Director General of Audit (P & T)

Encl (s) : As above

MTNL

COMMENTS OF THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619(4) OF THE COMPANIES ACT 1956 ON THE ACCOUNTS OF MILLENNIUM TELECOM LIMITED, MUMBAI FOR THE YEAR ENDED 31 MARCH 2002.

The Comptroller and Auditor General of India has decided not to review the report of the Auditors for the year ended 31 March 2002 on the accounts of Millennium Telecom Limited, Mumbai and as such has no comments to make under Section 619 (4) of the Companies Act, 1956.

Sd/-
(KANWAL NATH)
Director General of Audit
(Post & Telecommunications)

Place : Delhi
Date : 04.09. 2002.

0122

MTNL

MAHANAGAR TELEPHONE NIGAM LIMITED

Registered Office: Jeevan Bharti, Tower-I, 12th floor,
124, Connaught Circus, New Delhi – 110 001

PROXY

NAME FOLIO NO. NO. OF SHARES

DP-Id* [ ] client Id* [ ]

I/We...of..in the district of...................................being member(s) of **Mahanagar Telephone Nigam Ltd.** hereby appoint Shri/ Smt...............................of.......................in the district of.................................or failing him/her, Shri/Smt..................of.....................in the district of.......................as my/our proxy to attend and vote on my/our behalf at the 16th Annual General Meeting of the Company to be held on 30.9.2002 at 11.00 A.M. or any adjournment thereof.

Date............... Signature...............

Note:

1. The proxy need NOT be a member
2. The Form signed across the revenue stamp of requisite value should reach the Company's Registered Office atleast 48 hours before the meeting.

*Applicable in the case of shares held in electronic form.

MAHANAGAR TELEPHONE NIGAM LIMITED

Registered Office: Jeevan Bharti, Tower-I, 12th floor,
124, Connaught Circus, New Delhi – 110 001

ADMISSION SLIP

NAME FOLIO NO. NO. OF SHARES

DP-Id* [ ] client Id* [ ]

I hereby record my presence at the 16th Annual General Meeting of Mahanagar Telephone Nigam Ltd. being held at Mahanagar Doorsanchar Sadan, 9 CGO Complex, Lodhi Road, New Delhi – 110 003 on Monday, the 30th September 2002 at 11.00 A.M.

Signature of Member/Proxy

NAME OF PROXY, IF APPLICABLE (IN BLOCK LETTERS)

1. Members/proxies are requested to bring the duly signed Admission Slip to the meeting and hand it over at the Registration Counter.

*Applicable in the case of shares held in electronic form.

0123